As filed with the Securities and Exchange Commission on August 11, 2004
Registration No. 333-115253

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 8

to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Stereotaxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3845	94-3120386
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4041 Forest Park Avenue

St. Louis, Missouri 63108
(314) 615-6940
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bevil J. Hogg

President and Chief Executive Officer
Stereotaxis, Inc.
4041 Forest Park Avenue
St. Louis, Missouri 63108
(314) 615-6940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

James L. Nouss, Jr., Esq. Robert J. Endicott, Esq. Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102-2750 (314) 259-2000 (314) 259-2020 (fax)	Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (fax)

         Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 11, 2004.

5,000,000 Shares

Common Stock

       This is an initial public offering of shares of common stock of Stereotaxis, Inc. All of the 5,000,000 shares of common stock are being sold by Stereotaxis.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “STXS”.

       See “Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Stereotaxis	$	$

       To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Stereotaxis at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

Deutsche Bank Securities	A.G. Edwards

Prospectus dated                     , 2004.

Our Stereotaxis System is depicted in a composite photograph above. In the foreground is our NAVIGANT Advanced User Interface control center located outside the cath lab, with a joystick used to navigate disposable interventional devices. Depicted in the adjacent cath lab shown in the background is our NIOBE cardiology magnet system, which utilizes two permanent magnets to govern the motion and orientation of the disposable interventional devices.

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Stereotaxis, Inc.

Overview

       We design, manufacture and market an advanced cardiology instrument control system for use in a hospital’s interventional surgical suite, or “cath lab”, that we believe revolutionizes the treatment of coronary artery disease and arrhythmias by enabling important new therapeutic solutions and enhancing the efficiency and efficacy of existing catheter-based, or interventional, procedures. Our Stereotaxis System is designed to allow physicians to more effectively navigate proprietary catheters, guidewires and stent delivery devices, both our own and those we are co-developing with strategic partners, through the blood vessels and chambers of the heart to treatment sites and then to effect treatment. This is achieved using computer-controlled, externally applied magnetic fields that precisely and directly govern the motion of the working tip of the catheter, guidewire or stent delivery device. To our knowledge, we have no direct competitors in this field. We believe that our technology represents an important advance in the ongoing trend toward digital instrumentation in the cath lab and provides substantial, clinically important improvements and cost efficiencies over existing manual interventional methods. As a result, we believe that the Stereotaxis System has the potential to become the standard of care for a broad range of complex cardiology procedures.

       We began commercial shipments in 2003, following U.S. and European regulatory approval of the core components of the Stereotaxis System, and had revenues of approximately $7.0 million in the six months ended June 30, 2004, compared to approximately $2.1 million in the six months ended June 30, 2003. As of June 30, 2004, we had sold and delivered 18 Stereotaxis Systems, including 12 in the U.S. and six internationally, and physicians have used these systems to perform approximately 800 cardiology procedures. We also had purchase orders and other commitments for an additional $19.2 million of our Stereotaxis Systems. These purchase orders and other commitments are subject to various contingencies and, in some cases, express cancellation rights.

       Our Stereotaxis System consists of the following proprietary components:

•	our NIOBE cardiology magnet system, which utilizes permanent magnets to navigate catheters, guidewires and stent delivery devices through complex paths in the blood vessels and chambers of the heart to carry out treatment;

•	our NAVIGANT advanced user interface, or physician control center, which physicians use to visualize and track procedures and to provide instrument control commands that govern the motion of the working tip of the catheter, guidewire or stent delivery device;

•	our CARDIODRIVE automated catheter advancer, which is used to remotely advance and retract the catheter in the patient’s heart; and

•	our suite of interventional catheters, guidewires and stent delivery devices, which we refer to as disposable interventional devices.

       The Stereotaxis System is designed to be installed in both new and replacement cath labs. We estimate that there are more than 750 new and replacement cardiology cath labs being installed worldwide each year. Current and potential purchasers of our Stereotaxis System include leading research and academic hospitals as well as medium and high volume commercial and regional medical centers around the world. We currently have regulatory clearance to market our NIOBE cardiology magnet system, our NAVIGANT advanced user interface, our CARDIODRIVE automated catheter advancer and various disposable interventional devices in the U.S. and the European Union, and we anticipate applying through Siemens and Biosense Webster, Inc., a subsidiary of Johnson & Johnson which we refer to as J&J, to begin clinical trials in Japan in 2005.

       The market for cardiovascular medical devices worldwide exceeds $12 billion per year and is estimated to be growing at 12% annually. Industry estimates indicate that physicians currently perform approximately 1.8 million interventional cardiology procedures and approximately 800,000 electrophysiology procedures worldwide each year. This procedure base continues to grow, due to patient demand for less invasive procedures, cost containment pressure and an increasing incidence of coronary artery disease and arrhythmias. While the Stereotaxis System potentially has broad applicability for many of these procedures, we believe that it can provide significant advantages relative to manual interventional methods for approximately 15% of interventional cardiology procedures, or approximately 270,000 procedures annually, including procedures for stent delivery and the treatment of complex lesions. In electrophysiology, we believe that the Stereotaxis System can provide significant advantages for approximately 30% of procedures, or about 240,000 procedures annually, including procedures for ablation and the placement of pacing leads. As a result, we believe that the Stereotaxis System can provide substantial clinical benefits compared to manual interventional methods in more than 500,000 annual procedures.

       The Stereotaxis System is designed to address the needs of patients, hospitals, physicians, and third-party payors on a cost-effective basis by:

•	meeting patient demands for less invasive procedures, while improving patient safety and outcomes;

•	enabling new procedures in interventional cardiology and electrophysiology that currently cannot be performed, or are extremely difficult to perform, with manual methods;

•	enhancing the productivity of existing complex interventional procedures, by both shortening procedure times and making them more predictable, thereby improving cath lab scheduling efficiency and lowering total costs;

•	decreasing the number of disposable interventional devices used per procedure, thereby potentially lowering provider costs;

•	providing ease of use and lowering physician skill barriers for complex cardiology procedures; and

•	decreasing patient and physician exposure to x-ray fluoroscopy fields and reducing the use of contrast dye injections, both of which are potentially harmful.

       We have alliances with each of Siemens, Philips and J&J. Through these alliances, we are integrating our Stereotaxis System with market leading digital imaging and 3D catheter location sensing technology, and developing compatible disposable interventional devices, in order to continue to introduce new solutions in the cath lab. Each of these alliances provides for coordination of our sales and marketing with that of our partners to facilitate co-placement of integrated systems. In addition, Siemens and Johnson & Johnson are investors in our company.

       The core elements of our Stereotaxis System are protected by an extensive patent portfolio, as well as substantial know-how and trade secrets.

Our Strategy

       Our goal is to establish the Stereotaxis System as the standard of care for complex interventional procedures by bringing magnetic instrument control into standard interventional clinical practice. The key elements of our current strategy for achieving this goal are to:

•	leverage the efficiency and productivity improvements enabled by our system to present a compelling economic justification to hospitals for the purchase of our system;

•	integrate our system with our key strategic partners’ products and leverage our partnerships to assist in further development, commercialization, sales and service of our products;

•	provide an essential digital link in the cath lab between imaging systems and instrument control;

•	expand clinical applications for, and utilization of, our technology; and

•	capitalize on our technology leadership to enhance our competitive position.

Risks

       Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors”. We have only recently begun to commercialize our Stereotaxis System, and it is possible that hospitals or physicians will not adopt our system or use our products. As of June 30, 2004, we had incurred $103.6 million in net losses since inception. We expect to continue to incur additional, and possibly increasing, losses through at least the end of 2005.

Company Information

       We were incorporated in Delaware in June 1990 as Stereotaxis, Inc. Our principal executive offices are located at 4041 Forest Park Avenue, St. Louis, Missouri 63108, and our telephone number is (314) 615-6940. Our website address is www.stereotaxis.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus. As used in this prospectus, references to “we”, “our”, “us” and “Stereotaxis” refer to Stereotaxis, Inc. unless the context requires otherwise.

       Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

       NIOBE®, CARDIODRIVE®, CRONUS®, HELIOS® and TANGENT® are some of our registered trademarks. NAVIGANTTM is one of our other trademarks. This prospectus also refers to trademarks and trade names of other organizations.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock to be outstanding after the offering	25,664,857 shares

Use of proceeds	For working capital; continued sales, marketing and clinical support initiatives; continued research and development; and general corporate purposes. In addition, we may use a portion of the net proceeds from this offering to repay outstanding lines of credit. See “Use of Proceeds”.

Proposed Nasdaq National Market Symbol	“STXS”

       The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 1,580,305 shares of our common stock outstanding as of June 30, 2004 and also reflects the automatic conversion of our preferred stock into 18,843,317 shares of common stock and the automatic conversion of a convertible promissory note into 241,235 shares of common stock, assuming an offering price of $9.00 per share. This number does not include, as of June 30, 2004:

•	2,163,613 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $5.01 per share;

•	1,193,130 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $8.50 per share; and

•	up to 327,721 additional shares of our common stock reserved for issuance under our 2002 Stock Incentive Plan and our 2002 Non-Employee Directors’ Stock Plan. This number does not include additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of our 2002 Stock Incentive Plan, as described under “Management — Employee Benefit Plans — 2002 Stock Incentive Plan”.

       Subject to the completion of this offering, we have reserved an additional 277,777 shares of common stock for issuance under our 2004 Employee Stock Purchase Plan. In addition, we have agreed to issue an additional 750,000 shares if the underwriters exercise their over-allotment option in full, which we describe in “Underwriting”. If the underwriters exercise this option in full, 26,414,857 shares of common stock will be outstanding after this offering, assuming an offering price of $9.00 per share.

       Unless we indicate otherwise, all information in this prospectus:

•	reflects a 1-for-3.6 reverse stock split which we intend to effect prior to the offering;

•	gives effect to the conversion of all outstanding shares of our preferred stock into 18,843,317 shares of our common stock upon the completion of this offering inclusive of an aggregate of 388,933 shares issuable as a result of anti-dilution provisions with respect to certain series of our preferred stock, assuming an offering price of $9.00 per share;

•	does not reflect any conversion of outstanding common stock warrants into shares of our common stock pursuant to a deemed cashless exercise, which is described under “Description of Capital Stock — Warrants”;

•	gives effect to the conversion of the outstanding principal and accrued interest as of the date of this prospectus under a $2 million cumulative convertible pay-in-kind 8% note issued to Siemens in August 2003 into 241,235 shares of our common stock upon the completion of this offering, assuming an offering price of $9.00 per share; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in the offering.

       Alternatively, assuming an initial public offering price of $8.00 per share, the lower end of our range, our convertible preferred stock would convert into 19,278,396 shares of common stock, including an aggregate of 824,012 shares issuable as a result of anti-dilution provisions, and the Siemens note would convert into an aggregate of 271,389 shares of common stock.

SUMMARY FINANCIAL DATA

       The historical summary financial data set forth below for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements. The historical summary financial data for the six months ended June 30, 2003 and 2004 are unaudited but include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair presentation of the results for those periods. Through December 31, 2002, we were deemed to be in the development stage. See Note 1 of Notes to Financial Statements. The pro forma net loss per share and shares used in computing pro forma net loss per share are calculated as if all of our preferred stock and our $2 million convertible note were converted on the date of their respective issuances into shares of our common stock, including shares of common stock issuable as a result of anti-dilution provisions relating to our preferred stock. You should read the information contained in this table in conjunction with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except share and per share data)
Statement of operations data:
Systems revenue	$—	$—	$3,808	$1,262	$6,147
Disposables, service and accessories revenue	—	19	481	141	836
Other revenue	—	—	726	726	—

	—	19	5,015	2,129	6,983
Costs of revenue	—	40	4,051	1,584	4,978

Gross profit	—	(21)	964	545	2,005
Operating expenses:
Research and development	13,831	14,325	13,541	5,422	9,615
Sales and marketing	927	2,231	5,987	2,382	5,427
General and administrative	2,576	4,461	4,894	2,213	2,974
Stock-based compensation	622	484	492	247	254

Total operating expenses	17,956	21,501	24,914	10,264	18,270

Operating loss	(17,956)	(21,522)	(23,950)	(9,719)	(16,265)
Interest income	951	434	375	178	271
Interest expense	—	(371)	(462)	(211)	(222)

Net loss	(17,005)	(21,459)	(24,037)	(9,752)	(16,216)
Net loss per common share, basic and diluted	$(23.01)	$(19.21)	$(18.37)	$(7.76)	$(10.82)
Shares used in computing net loss per common share, basic and diluted	739,088	1,117,301	1,308,805	1,256,490	1,498,313
Pro forma net loss per common share, basic and diluted			$(1.40)		$(0.80)
Shares used in computing pro forma net loss per common share			17,146,243		20,269,555

	As of June 30, 2004

		Pro forma
	Actual	as adjusted

	(unaudited)

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$21,221	$60,321
Short-term investments	4,977	4,977
Working capital	25,782	64,882
Total assets	41,057	80,157
Long-term debt, less current maturities	4,646	2,646
Total stockholders’ equity	25,446	66,698

       The table above presents summary balance sheet data on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted numbers reflect:

•	the conversion of all of our preferred stock into an aggregate of 18,843,317 shares of our common stock immediately prior to the closing of this offering, including an aggregate of 388,933 shares issuable as a result of anti-dilution provisions relating to certain shares of our preferred stock, assuming an initial public offering price of $9.00 per share;

•	the conversion of the outstanding principal and accrued interest as of June 30, 2004 under a $2 million cumulative convertible pay-in-kind 8% note issued to Siemens in August 2003 into an aggregate of 239,073 shares of our common stock immediately prior to the closing of this offering, based on an assumed initial public offering price of $9.00 per share; and

•	the sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

       The table does not reflect any conversion of outstanding common stock warrants into shares of our common stock as a result of a deemed cashless exercise of those warrants. See “Description of Capital Stock — Warrants” for a description of this conversion feature. In addition, at an assumed offering price of $8.00 per share, our preferred stock would convert into an aggregate of 19,278,396 shares of common stock, including an aggregate of 824,012 shares issuable as a result of anti-dilution provisions related to our preferred stock.

RISK FACTORS

       An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing. If any of the following risks actually occurs, our business, business prospects, financial condition, cash flow and results of operations could be materially and adversely affected. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related To Our Business

Hospital decision-makers may not purchase our Stereotaxis System or may think that it is too expensive.

       The market for our products and related technology is not well established. To achieve continued sales, hospitals must purchase our products, and in particular, our NIOBE cardiology magnet system. The NIOBE cardiology magnet system, which is the core of our Stereotaxis System, is a novel device, and hospitals and physicians are traditionally slow to adopt new products and treatment practices. Moreover, the Stereotaxis System is an expensive piece of capital equipment, representing a significant portion of the cost of a new or replacement cath lab. If hospitals do not widely adopt our Stereotaxis System, or if they decide that it is too expensive, we may never become profitable. Any failure to sell as many Stereotaxis Systems as our business plan requires could also have a seriously detrimental impact on our results of operations, financial condition and cash flow.

Physicians may not use our products if they do not believe they are safe and effective.

       We believe that physicians will not use our products unless they determine that the Stereotaxis System provides a safe, effective and preferable alternative to interventional methods in general use today. Currently, there is only limited clinical data on the Stereotaxis System with which to assess safety and efficacy. If longer-term patient studies or clinical experience indicate that treatment with our system or products is less effective, less efficient or less safe than our current data suggest, our sales would be harmed, and we could be subject to significant liability. Further, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. In addition, physicians may be slow to adopt our products if they perceive liability risks arising from the use of these new products. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us and adversely affecting demand for our products. If physicians do not use our products, we likely will not become profitable or generate sufficient cash to survive as a going concern.

Our collaborations with Siemens, Philips and J&J may fail, or we may not be able to enter into additional partnerships or collaborations in the future.

       We are collaborating with Siemens, Philips and J&J to integrate our instrument control technology with their respective imaging products or disposable interventional devices and to co-develop additional disposable interventional devices for use with our Stereotaxis System. For the immediate future, a significant portion of our revenues from system sales will be derived from these integrated products. In addition, each of Siemens and Philips has agreed to provide post-installation maintenance and support services to our customers for our integrated systems.

       Our product commercialization plans could be disrupted, leading to lower than expected revenue and a material and adverse impact on our results of operations and cash flow, if:

•	any of our collaboration partners delays or fails in the integration of its technology with our Stereotaxis System as planned;

•	any of our collaboration partners does not co-market and co-promote our integrated products diligently or does not provide maintenance and support services as we expect; or

•	we become involved in disputes with one or more of our collaboration partners regarding our collaborations.

Siemens, Philips and J&J, as well as some of our other collaborators, are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. Accordingly, our collaborators may not devote adequate resources to our products, or may experience financial difficulties, change their business strategy or undergo a business combination that may affect their willingness or ability to fulfill their obligations to us. In particular, we have had only limited experience with respect to the integration of our system with Philips’ imaging products.

       The failure of one or more of our collaborations could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, if we are unable to enter into additional partnerships in the future, or if these partnerships fail, our ability to develop and commercialize products could be impacted negatively and our revenues could be adversely affected.

You may have difficulty evaluating our business and operating results because we are still in the early stages of commercializing our products.

       We have been engaged in research and product development since our inception in 1990. Our initial focus was on the development of neurosurgical applications for our technology, and during the first several years following our inception, we devoted our resources primarily to developing prototypes and performing research and development activities in this area. Starting around 1998, we shifted our primary focus over the next two years to developing applications for our technology to treat cardiovascular disease and, in 2003, began limited commercial shipments of products we developed for treatment in this area. To date, our investments in our products have produced relatively little revenue, and our operating expenses are high relative to that revenue. As a result, our financial statements included in this prospectus do not provide a complete view of the current or intended scope of our activities. Our lack of a significant operating history also impairs an investor’s ability to make a comparative evaluation of us, our products and our prospects.

We have limited experience selling, marketing and distributing products, which could impair our ability to increase revenues.

       We currently market our products in the U.S. and Europe through a direct sales force of 16 sales specialists, supported by six account managers that provide training, clinical support, and other services to our customers. If we are unable to increase our sales force significantly in the foreseeable future, we may be unable to generate the revenues we have projected in our business plan. Factors that may inhibit our sales and marketing efforts include:

•	our inability to recruit and retain adequate numbers of qualified sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of hospitals and physicians to purchase and use our products;

•	unforeseen costs associated with maintaining and expanding an independent sales and marketing organization; and

•	increased government scrutiny with respect to marketing activities in the health care industry.

       In addition, if we fail to effectively use distributors or contract sales persons for distribution of our products where appropriate, our revenues and profitability would be adversely affected.

We may lose or fail to attract physician “thought leaders”.

       Our research and development efforts and our marketing strategy depend heavily on obtaining support and collaboration from highly regarded physicians at leading commercial and research hospitals. If we are unable to gain such support and collaboration, our ability to market the Stereotaxis System and, as a result, our financial condition, results of operations and cash flow could be materially and adversely affected.

We may not be able to rapidly train physicians in numbers sufficient to generate adequate demand for our products.

       In order for physicians to learn to use the Stereotaxis System, they must attend one or more training sessions. Market acceptance could be delayed by lack of physician willingness to attend training sessions or by the time required to complete this training. An inability to train a sufficient number of physicians to generate adequate demand for our products could have a material adverse impact on our financial condition and cash flow.

Customers may choose to purchase competing products and not ours.

       Our products must compete with established manual interventional methods. These methods are widely accepted in the medical community, have a long history of use and do not require the purchase of an additional expensive piece of capital equipment. In addition, many of the medical conditions that can be treated using our products can also be treated with existing pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use.

       We also face competition from companies that are developing drugs or other medical devices or procedures to treat the conditions for which our products are intended. The medical device and pharmaceutical industries make significant investments in research and development, and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, it could render our products obsolete or unmarketable. We cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future products and technologies.

       Most of our competitors also have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger base of customers than we do. In addition, as the markets for medical devices develop, additional competitors could enter the market. We cannot assure you that we will be able to compete successfully against existing or new competitors. Our revenues would be reduced or eliminated if our competitors develop and market products that are more effective and less expensive than our products.

If we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, we may not be able to achieve future sales growth.

       We currently have outstanding purchase orders and other commitments for our systems. There can be no assurance that we will recognize revenue in any particular period or at all because some of our purchase orders and other commitments are subject to contingencies that are outside our control. In addition, these orders and commitments may be revised, modified or canceled, either by their express terms, as a result of negotiations or by project changes or delays. The installation process for a Stereotaxis System is long and involves multiple stages, the completion of many of which are outside of our control. If we experience any failures or delays in completing the installation of these systems, our reputation would suffer and we may not be able to sell additional systems. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order. This would have a negative effect on our revenues and results of operations.

We will likely experience long and variable sales cycles, which could result in substantial fluctuations in our quarterly results of operations.

       We anticipate that our system will continue to have a lengthy sales cycle because it consists of a relatively expensive piece of capital equipment, the purchase of which requires the approval of senior management at hospitals, inclusion in the hospitals’ cath lab budget process for capital expenditures, and, in some instances, a certificate of need from the state or other regulatory approval. In addition, assembly and installation of the system has historically taken six to eight months after a customer agreed to purchase a system. Assembly and installation could take even longer if our system is part of a larger construction project at the customer site. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any other periods in which our sales volume is relatively low. As a result, in future quarters our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decrease.

If the magnetic fields generated by our system are not compatible with, or interfere with, other widely used equipment in the cath lab, sales of our products would be negatively affected.

       Our system generates magnetic fields that directly govern the motion of the internal, or working, tip of disposable interventional devices. If other equipment in the cath lab or elsewhere in a hospital is incompatible with the magnetic fields generated by our system, or if our system interferes with such equipment, we may be required to install additional shielding, which may be expensive and which may not solve the problem. For example, in two hospitals where we installed our system, it interfered with equipment located in adjacent rooms. In order to correct these particular situations, we installed additional shielding and made other adjustments to our equipment. Although we have modified our shielding approach, if magnetic interference is a problem at additional institutions, it would increase our installation costs at those institutions and could limit the number of hospitals that would be willing to purchase and install our systems, either of which would adversely affect our financial condition, results of operations and cash flow.

The use of our products could result in product liability claims that could be expensive, divert management’s attention and harm our reputation and business.

       Our business exposes us to significant risks of product liability claims. The medical device industry has historically been litigious, and we could face product liability claims if the use of our products were to cause injury or death. The coverage limits of our product liability insurance policies may not be adequate to cover future claims, and we may be unable to maintain product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome, could divert management’s attention, result in significant legal defense costs, significant harm to our reputation and a decline in revenues.

Our costs could substantially increase if we receive a significant number of warranty claims.

       We generally warrant each of our products against defects in materials and workmanship for a period of 12 months from the acceptance of our product by a customer. We have only a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service. In addition, our reputation and goodwill in the cath lab market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition, results of operations and cash flow.

We may not generate cash from operations necessary to commercialize our existing products and invest in new products.

       If we require additional funds to meet our working capital and capital expenditure needs in the future, we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	enhance our existing products or develop new ones;

•	expand our operations;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated capital requirements.

       Our failure to do any of these things could result in lower revenues and adversely affect our financial condition and results of operations, and we may have to curtail or cease operations.

We have incurred substantial losses in the past and may not be profitable in the future.

       We have incurred substantial net losses since inception, and we expect to incur substantial additional and increasing net losses for at least the next several years as we seek additional regulatory approvals, launch new products and generally scale up our sales, marketing and manufacturing operations to commercialize our products. We had net losses of approximately $17.0 million in 2001, $21.5 million in 2002, $24.0 million in 2003 and $16.2 million in the six months ended June 30, 2004, and at June 30, 2004 we had an accumulated deficit of $103.6 million. A small portion of our accumulated deficit is attributable to investments in development of products for neurosurgical applications, which was our primary focus in the first several years after our inception in 1990. Because we may not be successful in completing the development or commercialization of our technology in these areas, your return on these investments may be limited. Moreover, the extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. If we require more time than we expect to generate significant revenues and achieve profitability, we may not be able to continue our operations. Our failure to achieve profitability could negatively impact the market price of our common stock. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Furthermore, even if we achieve significant revenues, we may choose to pursue a strategy of increasing market penetration and presence at the expense of profitability.

Our reliance on contract manufacturers and on suppliers, and in some cases, a single supplier, could harm our ability to meet demand for our products in a timely manner or within budget.

       We depend on contract manufacturers to produce most of the components of our systems and other products. We also depend on various third party suppliers for the magnets we use in our NIOBE cardiology magnet systems and for our guidewires and electrophysiology catheters. In addition, some of the components necessary for the assembly of our products are currently provided to us by a single supplier, including the magnets for our NIOBE cardiology magnet system, and we generally do not maintain large volumes of inventory. Our reliance on these third parties involves a number of risks, including, among other things, the risk that:

•	we may not be able to control the quality and cost of our system or respond to unanticipated changes and increases in customer orders;

•	we may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems; and

•	we may not be able to find new or alternative components for our use or reconfigure our system and manufacturing processes in a timely manner if the components necessary for our system become unavailable.

If any of these risks materialize, it could significantly increase our costs and impair product delivery.

       In addition, if these manufacturers or suppliers stop providing us with the components or services necessary for the operation of our business, we may not be able to identify alternate sources in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. We cannot assure you that we would be able to enter into agreements with new manufacturers or suppliers on commercially reasonable terms or at all. Additionally, obtaining components from a new supplier may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. Any disruptions in product flow may harm our ability to generate revenues, lead to customer dissatisfaction, damage our reputation and result in additional costs or cancellation of orders by our customers.

       We also rely on our collaboration partner, J&J, to manufacture a number of disposable interventional devices for use with our Stereotaxis System. If J&J cannot manufacture sufficient quantities of disposable interventional devices to meet customer demand, or if their manufacturing processes are disrupted, our revenues and profitability would be adversely affected.

Risks associated with international manufacturing and trade could negatively impact the availability and cost of our products because our magnets, one of our key system components, are sourced from Japan.

       We purchase the permanent magnets for our NIOBE cardiology magnet system from a manufacturer that uses material produced in Japan, and certain of the production work for these magnets is performed for this manufacturer in China. In addition, we purchase our magnets for our disposable interventional devices directly from a manufacturer in Japan, and a number of other components for our system in foreign jurisdictions, including components sourced locally in connection with installations. Any event causing a disruption of imports, including the imposition of import restrictions, could adversely affect our business. The flow of components from our vendors could also be adversely affected by financial or political instability in any of the countries in which the goods we purchase are manufactured, if the instability affects the production or export of product components from those countries. Trade restrictions in the form of tariffs or quotas, or both, could also affect the importation of those product components and could increase the cost and reduce the supply of products available to us. In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products we purchase from overseas vendors.

We have limited experience in manufacturing and assembling our products and may encounter problems at our manufacturing facilities or otherwise experience manufacturing delays that could result in lost revenue.

       We do not have experience in manufacturing, assembling or testing our products on a commercial scale. In addition, for our NIOBE cardiology magnet systems, we subcontract the manufacturing of major components and complete the final assembly and testing of those components in-house. As a result, we may be unable to meet the expected future demand for our Stereotaxis System. We may also experience quality problems, substantial costs and unexpected delays in our efforts to upgrade and expand our manufacturing, assembly and testing capabilities. If we incur delays due to quality problems or other unexpected events, we will be unable to produce a sufficient supply of systems necessary to meet our future growth expectations In addition, we are manufacturing a limited number of our disposable interventional devices ourselves in a pilot manufacturing program and intend to continue to subcontract the manufacture of others to third parties. In order to do so, we will need to retain qualified employees for our assembly and testing operations. In addition, we are dependent on the facilities we lease in St. Louis, Missouri and Maple Grove, Minnesota in order to manufacture and assemble certain products. We could encounter problems at either of these facilities, which could delay or prevent us from assembling or testing our products or maintaining our pilot manufacturing capabilities or otherwise conducting operations. We are also considering extending our current lease or moving our St. Louis operations to new facilities in the St. Louis area in 2005. Our St. Louis facility is located in a center devoted generally to start-up and emerging companies, and our landlord may be unwilling to extend our lease on favorable terms or at all. Accordingly, we may be unable to, or may elect not to, renew our lease for our St. Louis facilities. Searching for and moving to a new facility could disrupt our systems assembly or testing activities and divert the attention of our management and other key personnel from our business operations.

We may be unable to protect our technology from use by third parties.

       Our commercial success will depend in part on obtaining patent and other intellectual property right protection for the technologies contained in our products and on successfully defending these rights against third party challenges. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We cannot assure you that we will obtain the patent protection we seek, that any protection we do obtain will be found valid and enforceable if challenged or that it will confer any significant commercial advantage. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office, and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office, which proceedings could result in either loss of the patent or denial of the patent application or loss, or reduction in the scope of one or more of the claims of, the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

       Some of our technology was developed in conjunction with third parties, and thus there is a risk that a third party may claim rights in our intellectual property. Outside the U.S., we rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. We also cannot assure you that we will be able to develop additional patentable technologies. If we fail to obtain adequate patent protection for our technology, or if any protection we obtain becomes limited or invalidated, others may be able to make and sell competing products, impairing our competitive position.

       Our trade secrets, nondisclosure agreements and other contractual provisions to protect unpatented technology provide only limited and possibly inadequate protection of our rights. As a result, third parties may be able to use our unpatented technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products or in commercial relationships with us may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach.

       Our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing any of our patent or other intellectual property rights, or may design around our proprietary technologies. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S., particularly in the field of medical products and procedures.

Third parties may assert that we are infringing their intellectual property rights.

       Successfully commercializing our products will depend in part on not infringing patents held by third parties. It is possible that one or more of our products, including those that we have developed in conjunction with third parties, infringes existing patents. We may also be liable for patent infringement by third parties whose products we use or combine with our own and for which we have no right to indemnification. In addition, because patent applications are maintained under conditions of confidentiality and can take many years to issue, there may be applications now pending of which we are unaware and which may later result in issued patents that our products infringe. Whether a product infringes a patent involves complex legal and factual issues and may not become clear until finally determined by a court in litigation. Our competitors may assert that our products infringe patents held by them. Moreover, as the number of competitors in our market grows, the possibility of a patent infringement claim against us increases. If we were not successful in obtaining a license or redesigning our products, we could be subject to litigation. If we lose in this kind of litigation, a court could require us to pay substantial damages or prohibit us from using technologies essential to our products covered by third-party patents. An inability to use technologies essential to our products would have a material adverse effect on our financial condition, results of operations and cash flow and could undermine our ability to continue operating as a going concern.

Expensive intellectual property litigation is frequent in the medical device industry.

       Infringement actions, validity challenges and other intellectual property claims and proceedings, whether with or without merit, can be expensive and time-consuming and would divert management’s attention from our business. We have incurred, and expect to continue to incur, substantial costs in obtaining patents and may have to incur substantial costs defending our proprietary rights. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

We may not be able to obtain all the licenses from third parties necessary for the development of new products.

       As we develop additional disposable interventional devices for use with our system, we may find it advisable or necessary to seek licenses from third parties who hold patents covering technology used in specific interventional procedures. If we cannot obtain those licenses, we could be forced to try to design around those patents at additional cost or abandon the product altogether, which could adversely affect revenues and results of operations. If we have to abandon a product, our ability to develop and grow our business in new directions and markets would be adversely affected.

Our products and related technologies can be applied in different industries, and we may fail to focus on the most profitable areas.

       The Stereotaxis System is designed to have the potential for expanded applications beyond interventional cardiology and electrophysiology, including interventional neurosurgery, interventional neuroradiology, peripheral vascular, pulmonology, urology, gynecology and gastrointestinal medicine. However, we have limited financial and managerial resources and therefore may be required to focus on products in selected industries and to forego efforts with regard to other products and industries. Our decisions may not produce viable commercial products and may divert our resources from more profitable market opportunities. Moreover, we may devote resources to developing products in these additional areas but may be unable to justify the value proposition or otherwise develop a commercial market for products we develop in these areas, if any. In that case, the return on investment in these additional areas may be limited, which could negatively affect our results of operations.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

       Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees or we have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

If we fail to obtain or maintain necessary FDA clearances for our medical device products, or if such clearances are delayed, we will be unable to continue to commercially distribute and market our products.

       Our products are medical devices that are subject to extensive regulation in the U.S. and in foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the U.S. must first receive either 510(k) clearance or pre-market approval, or PMA, from the U.S. Food and Drug Administration pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s 510(k) clearance process usually takes from four to 12 months, but it can take longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain, generally taking from one to three years or even longer. Although we have 510(k) clearance for our current Stereotaxis System, including a limited number of disposable interventional devices, and are able to market our system commercially in the U.S., our business model relies significantly on revenues from additional disposable interventional devices for which we do not have FDA clearance or approval. We cannot market our unapproved disposable interventional devices in the U.S. until we receive the necessary clearance or approvals from the FDA and can only place these devices with research institutions for permitted investigational use. If we fail to receive these clearances or approvals in a timely manner, we may not be able to successfully market our system to as many institutions as we currently expect, which could have a material adverse impact on our financial condition, results of operations and cash flow.

       Furthermore, obtaining 510(k) clearances, pre-market approvals, or PMAs, or premarket approval supplements, or PMA supplements, from the FDA could result in unexpected and significant costs for us and consume management’s time and other resources. The FDA could ask us to supplement our submissions, collect non-clinical data, conduct clinical trials or engage in other time-consuming actions, or it could simply deny our applications. In addition, even if we obtain a 510(k) clearance or PMA or PMA supplement approval, the clearance or approval could be revoked or other restrictions imposed if post-market data demonstrates safety issues or lack of effectiveness. We cannot predict with certainty how, or when, the FDA will act. Obtaining regulatory approvals in foreign markets entails similar risks and uncertainties and can involve additional product testing and additional administrative review periods. If we are unable to obtain the necessary regulatory approvals, our financial condition and cash flow may be adversely affected. Also, a failure to obtain approvals may limit our ability to grow domestically and internationally.

If we or our strategic partners fail to obtain regulatory approvals in other countries for products under development, we will not be able to commercialize these products in those countries.

       In order to market our products outside of the U.S., we and our strategic partners must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. For example, it took longer for us to obtain a CE Mark in Europe for our HELIOS II ablation catheters than we originally anticipated. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA approval in the U.S. In addition, we are relying on our strategic partners in some instances to assist us in this regulatory approval process in countries outside the U.S. and Europe, for example, in Japan.

We may fail to comply with continuing regulatory requirements of the FDA and other authorities and become subject to substantial penalties.

       Even after product approval, we must comply with continuing regulation by the FDA and other authorities, including the FDA’s Quality System Regulation, or QSR, requirements, labeling and promotional requirements and medical device adverse event and other reporting requirements. For example, as a result of our own ongoing quality testing, in January 2004 we voluntarily recalled our CRONUS guidewires. Any failure to comply with continuing regulation by the FDA or other authorities could result in enforcement action that may include suspension or withdrawal of regulatory approvals, recalling products, ceasing product marketing, seizure and detention of products, paying significant fines and penalties, criminal prosecution and similar actions that could limit product sales, delay product shipment and harm our profitability.

       Additionally, any modification to an FDA 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. Device modifications to a PMA approved device or its labeling may require either a new PMA or PMA supplement approval, which could be a costly and lengthy process. In the future, we may modify our products after they have received clearance or approval, and we may determine that new clearance or approval is unnecessary. We cannot assure you that the FDA would agree with any of our decisions not to seek new clearance or approval. If the FDA requires us to seek clearance or approval for any modification, we also may be required to cease marketing or recall the modified product until we obtain FDA clearance or approval which could also limit product sales, delay product shipment and harm our profitability. In addition, Congress could amend the Federal Food, Drug and Cosmetic Act, and the FDA could modify its regulations promulgated under the Act in a way so as to make ongoing regulatory compliance more burdensome and difficult.

       In many foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of these regulations are similar to those of the FDA. In addition, in many countries the national health or social security organizations require our products to be qualified before procedures performed using our products become eligible for reimbursement. Failure to receive, or delays in the receipt of, relevant foreign qualifications could have a material adverse effect on our business, financial condition and results of operations. Due to the movement toward harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Adapting our business to changing regulatory systems could have a material adverse effect on our business, financial condition and results of operations. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Our suppliers or we may fail to comply with the FDA quality system regulation.

       Our manufacturing processes must comply with the FDA’s quality system regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the QSR through inspections. We cannot assure you that we would pass such an inspection. Failure to pass such an inspection could force a shut down of our manufacturing operations, a recall of our products or the imposition of other sanctions, which would significantly harm our revenues and profitability. Further, we cannot assure you that our key component suppliers are or will continue to be in compliance with applicable regulatory requirements and will not encounter any manufacturing difficulties. Any failure to comply with the FDA’s QSR by us or our suppliers could significantly harm our available inventory and product sales.

Software defects may be discovered in our products.

       Our products incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex interventional procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

•	loss of revenue;

•	delay in market acceptance of our products;

•	damage to our reputation;

•	additional regulatory filings;

•	product recalls;

•	increased service or warranty costs; and/or

•	product liability claims relating to the software defects.

If we fail to comply with health care regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

       While we do not control referrals of health care services or bill directly to Medicare, Medicaid or other third-party payors, due to the breadth of many health care laws and regulations, we cannot assure you that they will not apply to our business. We could be subject to health care fraud and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal health care programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare,

Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any health care benefit program or making false statements relating to health care matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	federal self-referral laws, such as STARK, which prohibits a physician from making a referral to a provider of certain health services with which the physician or the physician’s family member has a financial interest.

       If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, to achieve compliance with applicable federal and state privacy, security, and electronic transaction laws, we may be required to modify our operations with respect to the handling of patient information. Implementing these modifications may prove costly. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.

The application of state certificate of need regulations and compliance with federal and state licensing requirements could substantially limit our ability to sell our products and grow our business.

       Some states require health care providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items such as our Stereotaxis System. In many cases, a limited number of these certificates are available. As a result of this limited availability, hospitals and other health care providers may be unable to obtain a certificate of need for the purchase of our Stereotaxis System. Further, our sales cycle for the Stereotaxis System is typically longer in certificate of need states due to the time it takes our customers to obtain the required approvals. In addition, our customers must meet various federal and state regulatory and/or accreditation requirements in order to receive payments from government-sponsored health care programs such as Medicare and Medicaid, receive full reimbursement from third party payors and maintain their customers. Any lapse by our customers in maintaining appropriate licensure, certification or accreditation, or the failure of our customers to satisfy the other necessary requirements under government-sponsored health care programs, could cause our sales to decline.

Hospitals or physicians may be unable to obtain reimbursement from third-party payors for procedures using the Stereotaxis System, or reimbursement for procedures may be insufficient to recoup the costs of purchasing our products.

       We expect that U.S. hospitals will continue to bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans, for procedures performed with our products, including the costs of the disposable interventional devices used in these procedures. If in the future our disposable interventional devices do not fall within U.S. reimbursement categories and our procedures are not reimbursed, or if the reimbursement is insufficient to cover the costs of purchasing our system and related disposable interventional devices, the adoption of our systems and products would be significantly slowed or halted, and we may be unable to generate sufficient sales to support our business. Our success in international markets also depends upon the eligibility of our products for reimbursement through government-sponsored health care payment systems and third-party payors. In both the U.S. and foreign markets health care cost-containment efforts are prevalent and are expected to continue. These efforts could reduce levels of reimbursement available for procedures involving our products and, therefore, reduce overall demand for our products as well. A failure to generate sufficient sales could have a material adverse impact on our financial condition, results of operations and cash flow.

We may lose our key personnel or fail to attract and retain additional personnel.

       We are highly dependent on the principal members of our management and scientific staff, in particular Bevil J. Hogg, our President and Chief Executive Officer, Michael P. Kaminski, our Chief Operating Officer and William M. Kelley, one of our directors. Mr. Kelley has extensive experience in the medical device industry, and we believe his industry contacts enable us to have proposals reviewed by key hospital decision-makers earlier in the sales process than may otherwise be the case. In order to pursue our plans and accommodate planned growth, we may choose to hire additional personnel. Attracting and retaining qualified personnel will be critical to our success, and competition for qualified personnel is intense. We may not be able to attract and retain personnel on acceptable terms given the competition for qualified personnel among technology and healthcare companies and universities. The loss of any of these persons or our inability to attract and retain other qualified personnel could harm our business and our ability to compete. In addition, Douglas M. Bruce, our Senior Vice President, Research & Development, coordinates our scientific staff and the research and development projects they undertake; the loss of Mr. Bruce or other members of our scientific staff may significantly delay or prevent product development and other business objectives.

Our growth will place a significant strain on our resources, and if we fail to manage our growth, our ability to develop, market and sell our products will be harmed.

       Our business plan contemplates a period of substantial growth and business activity. This growth and activity will likely result in new and increased responsibilities for management personnel and place significant strain upon our operating and financial systems and resources. To accommodate our growth and compete effectively, we will be required to improve our information systems, create additional procedures and controls and expand, train, motivate and manage our work force. We cannot be certain that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products.

We face currency and other risks associated with international sales.

       We intend to continue to devote significant efforts to marketing our systems and products outside of the U.S. This strategy will expose us to numerous risks associated with international operations, which could adversely affect our results of operations and financial condition, including the following:

•	currency fluctuations that could impact the demand for our products or result in currency exchange losses;

•	export restrictions, tariff and trade regulations and foreign tax laws;

•	customs duties, export quotas or other trade restrictions;

•	economic and political instability; and

•	shipping delays.

       In addition, contracts may be difficult to enforce and receivables difficult to collect through a foreign country’s legal system.

Risks Related To Our Common Stock

Our principal stockholders will continue to own a large percentage of our voting stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.

       Our executive officers, directors and individuals or entities affiliated with them will beneficially own or control approximately 47.07 percent of the outstanding shares of our common stock (after giving effect to the conversion of all outstanding convertible preferred stock and our convertible note (all assuming an offering price of $9.00 per share) and the exercise of all outstanding vested and unvested options and conversion of all outstanding common stock warrants), following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

       We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to return our future earnings to fund the development and growth of our business. In addition, the terms of our loan agreement prohibit us from declaring dividends without the prior consent of our lender. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation and bylaws, Delaware law and one of our alliance agreements contain provisions that could discourage a takeover.

       Our certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. As described in “Description of Capital Stock — Anti-Takeover Provisions of Delaware Law and Charter Provisions”, these provisions may:

•	discourage, delay or prevent a change in the control of our company or a change in our management;

•	adversely affect the voting power of holders of common stock; and

•	limit the price that investors might be willing to pay in the future for shares of our common stock.

       In addition, under our alliance with J&J, either party may terminate the alliance under certain circumstances involving a “change of control” of Stereotaxis. Any termination must be effected within 90 days of the change of control, but would be effective one year after the change of control. If we terminate under this provision, we must pay a termination fee to J&J equal to 5% of the total equity value of Stereotaxis in the change of control transaction, up to a maximum of $10 million. We also agreed to notify J&J if we reasonably consider that we are engaged in substantive discussions in respect of the sale of the company or substantially all of our assets. These provisions may similarly discourage a takeover and negatively affect our share price as described above.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

       Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and substantially all of our stockholders and optionholders provide that Goldman, Sachs & Co., on behalf of the underwriters, in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Goldman, Sachs & Co. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

       After this offering, we will have outstanding 25,664,857 shares of common stock, based upon 1,580,305 shares of common stock outstanding as of June 30, 2004, which assumes the conversion of all of our preferred stock into an aggregate of 18,843,317 shares of common stock immediately prior to the offering and the conversion of the outstanding principal and interest under a $2 million cumulative convertible pay-in-kind 8% note issued to Siemens in August 2003 into an aggregate of 241,235 shares of our common stock immediately prior to the closing of this offering, based on an assumed initial public offering price of $9.00 per share, but assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. This includes the 5,000,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 80.52%, or 20,664,857 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares/%
of total outstanding	Date of availability for resale into public market

626,141/2.44%	90 days after the effective date of this prospectus due to the requirements of the federal securities laws although some shares may be sold earlier under the provisions of Rule 144(k).
20,038,716/78.08%	180 days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time.

       For a more detailed description, please see “Shares Eligible for Future Sale”.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

       The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $9.00 per share and our net tangible book value as of June 30, 2004, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by existing shareholders for their shares and you will suffer immediate dilution of approximately $6.47 per share in pro forma net tangible book value. In the past, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2004, 2,163,613 shares of our common stock were issuable upon exercise of currently outstanding stock options, at a weighted average exercise price of $5.01 per share, 1,193,130 shares of our common stock were issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $8.50 per common share, and up to 327,721 shares of our common stock were reserved for future issuance under our various option plans. In addition, our 2002 Stock Incentive Plan provides for annual increases in the number of shares that may be granted under that plan. If all currently outstanding stock options and warrants were exercised, you would suffer no additional dilution and pro forma net tangible book value would be increased to $2.96 per share. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution” for a detailed discussion of the dilution new investors will incur in this offering.

       We intend to file a registration statement on Form S-8 to register the shares subject to outstanding options or reserved for issuance under our various stock option plans. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace. See “Shares Eligible For Future Sale”.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

       Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and reputation may be harmed.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

       Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay product development.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

       The revenue and income potential of our products and our business model are unproven, and we may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our results of operations will depend upon numerous factors, including:

•	demand for our products;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	the success of our collaborations with Siemens, Philips and J&J and others;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	our ability to obtain regulatory clearances or approvals for our new products; and

•	our ability to obtain and protect proprietary rights.

       Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially, possibly resulting in class action securities litigation.

       Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	actual or anticipated variations in our results of operations or those of our competitors;

•	the receipt or denial of regulatory approvals;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	changes in earnings estimates or recommendations by securities analysts or our failure to achieve analyst earnings estimates; and

•	developments in our industry.

       The stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements. These statements relate to, among other things:

•	our business strategy;

•	our value proposition;

•	the ability of physicians to perform certain medical procedures with our products safely, effectively and efficiently;

•	the adoption of our products by hospitals and physicians;

•	the market opportunity for our products, including expected demand for our products;

•	the timing and prospects for regulatory approval of our additional disposable interventional devices;

•	our plans for hiring additional personnel;

•	our estimates regarding our capital requirements; and

•	any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

       These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.

       Factors that may cause our actual results to differ materially from our forward-looking statements include, among others, changes in general economic and business conditions and the risks and other factors set forth in “Risk Factors” and elsewhere in this Prospectus.

       You should read this prospectus completely and with the understanding that our actual results may be materially different from what we expect. We undertake no duty to update these forward-looking statements after the date of this prospectus, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

       We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $39.1 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $45.4 million. “Net proceeds” are what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $9.00 per share.

       The principal purposes of this offering are to solidify our working capital position to support our continuing growth and to create a public market for our common stock. We expect to use the net proceeds of the offering for:

•	working capital;

•	continued sales, marketing and clinical support initiatives relating to the commercialization of our products; and

•	continued research and development, including the enhancement of our existing system through ongoing product and software development, the design of new proprietary disposable interventional devices for use with our system and the development of next generation versions of our system.

       In addition, we may use a portion of the net proceeds from this offering to repay outstanding lines of credit. We have three secured equipment financing facilities with Silicon Valley Bank. As of June 30, 2004, one facility had an outstanding balance of approximately $368,000, with a maturity date of December 2004, the second facility had an outstanding balance of approximately $413,000, with a maturity date of September 2005 and the third facility had an outstanding balance of $2.0 million, with a maturity date of June 2007. Borrowings under the first two facilities bear interest at an annual rate of 10% and borrowings under the third facility bear interest at an annual rate of 7%. We also have a secured revolving line of credit to provide working capital. This revolving line accrues interest at the lender’s prime rate plus 1.25%, subject to a minimum interest rate of 5.25%, and matures in April 2006. As of June 30, 2004 we had $1.25 million outstanding under this working capital line.

       We intend to use the remainder of the net proceeds, if any, for general corporate purposes, which may include the purchase of equipment and the expansion or relocation of facilities. We have not yet determined the amount or timing of the expenditures for each of the categories listed above and these expenditures may vary significantly depending on a variety of factors, including the timing of additional regulatory approvals and new product introductions. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering.

       From time to time, we have discussed potential strategic acquisitions and investments with third parties. Currently, we have no agreements or commitments to enter into any such transactions. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

       We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Additionally, under our credit facilities, we are prohibited from declaring dividends without the prior consent of our lender. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant.

CAPITALIZATION

       The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis reflecting:

•	the conversion of all of our preferred stock into an aggregate of 18,843,317 shares of common stock immediately prior to the closing of this offering including an aggregate of 388,933 shares issuable as a result of anti-dilution provisions relating to certain series of our preferred stock, assuming an initial public offering price of $9.00 per share;

•	the conversion of the outstanding principal and accrued interest as of June 30, 2004 under a $2 million cumulative convertible pay-in-kind 8% note issued to Siemens in August 2003 into an aggregate of 239,073 shares of our common stock immediately prior to the closing of this offering, based on an assumed initial public offering price of $9.00 per share; and

•	the sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

       You should read this table in conjunction with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	As of June 30, 2004

		Pro forma
	Actual	as adjusted

	(unaudited)
	(in thousands,
	except shares)
Cash and cash equivalents	$21,221	$60,321

Short-term investments	4,977	4,977

Long-term debt, including current maturities	6,031	4,031
Stockholders’ equity
Convertible preferred stock, $0.001 par value; 70,000,000 shares authorized, 66,436,116 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares outstanding, pro forma as adjusted	66	—
Common stock, $0.001 par value; 95,000,000 shares authorized, 1,580,305 shares outstanding (18,431 in treasury), actual; 100,000,000 authorized, 25,662,695 shares issued and outstanding, pro forma as adjusted	2	26
Notes receivable, common stock	(312)	(312)
Deferred compensation	(551)	(551)
Additional paid-in capital	130,043	171,337
Treasury stock, 18,431 shares	(17)	(17)
Accumulated deficit	(103,632)	(103,632)
Accumulated comprehensive loss	(153)	(153)

Total stockholders’ equity	25,446	66,698

Total capitalization	$31,477	$70,729

       The table above does not include:

•	2,163,613 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2004 under our 1994 Stock Option Plan, our 2002 Stock Incentive Plan, and our Non-Employee Directors’ Stock Plan at a weighted average exercise price of $5.01 per share;

•	1,193,130 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2004 at a weighted average exercise price of $8.50 per share;

•	up to 327,721 additional shares of our common stock reserved for issuance as of June 30, 2004 under our 2002 Stock Incentive Plan and our 2002 Non-Employee Directors’ Stock Plan as well as additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of our 2002 Stock Incentive Plan, as described under “Management — Employee Benefit Plans — 2002 Stock Incentive Plan”;

•	18,431 shares of common stock held in treasury purchased at an average price of $0.97 per share; and

•	the conversion of interest accrued subsequent to June 30, 2004 through the date of this prospectus under the $2 million cumulative convertible pay-in-kind 8% note issued to Siemens into an additional 2,163 shares of common stock, based on an assumed initial public offering price of $9.00 per share.

       The table does not reflect any conversion of outstanding common stock warrants into shares of our common stock as a result of any deemed cashless exercise of those warrants. See “Description of Capital Stock — Warrants”.

DILUTION

       If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of June 30, 2004 was approximately $23,567,917 or $14.91 per share, based on 1,580,305 shares of common stock outstanding as of June 30, 2004. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the actual number of shares of common stock outstanding. Our pro forma net tangible book value as of June 30, 2004 was approximately $25,719,571, or $1.25 per share of our common stock, based on 20,662,695 shares of common stock outstanding after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering, including shares issuable as a result of anti-dilution provisions relating to our Series E-2 preferred stock and (2) the conversion of principal of, and interest accrued through June 30, 2004 on, a $2 million convertible promissory note into common stock upon the closing of this offering. Pro forma net tangible book value per share as of June 30, 2004 represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

       After giving effect to our sale of 5,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $9.00 per share and after deducting underwriting discounts and commission and estimated offering expenses payable by us, our pro forma net tangible book value will be $64,819,571, or approximately $2.53 per share. This represents an immediate increase in pro forma net tangible book value of $1.28 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.47 per share to new investors. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution.

Assumed public offering price per share		$9.00
Historical net tangible book value per share as of June 30, 2004	$14.91
Decrease per share due to the conversion of all shares of preferred stock and the conversion of our $2 million convertible note	$(13.66)

Pro forma net tangible book value per share as of June 30, 2004	$1.25
Increase per share attributable to new investors	1.28

Pro forma net tangible book value per share after the offering		2.53

Dilution per share to new investors		$6.47

       If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our pro forma net tangible book value after the offering will be approximately $71,097,071 or $2.69 per share, representing an immediate increase in pro forma net tangible book value of $1.45 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $6.31 per share to new investors purchasing shares in this offering.

       The following table sets forth, as of June 30, 2004, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $9.00 per share.

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders	20,662,695	80.52%	$130,093,425	74.30%	$6.30
New investors	5,000,000	19.48	45,000,000	25.70	9.00

Total	25,662,695	100.0%	$175,093,425	100.0%

       If the underwriters exercise their over-allotment option in full, our existing stockholders would own 78.23% and our new investors would own 21.77% of the total number of shares of our common stock outstanding after this offering.

       The tables above are based on 1,580,305 shares of common stock issued and outstanding as of June 30, 2004 and also reflect the automatic conversion of all of our preferred stock into an aggregate of 18,843,317 shares of common stock and the automatic conversion of a principal and accrued interest on a $2 million convertible promissory note into 239,073 shares of common stock, assuming an offering price of $9.00 per share. These tables do not include, as of June 30, 2004:

•	2,163,613 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $5.01 per share;

•	1,193,130 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $8.50 per share;

•	up to 327,721 additional shares of our common stock reserved for issuance under our 2002 Stock Incentive Plan and our 2002 Non-Employee Directors’ Stock Plan, as well as additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of our 2002 Stock Incentive Plan, as described under “Management — Employee Benefit Plans — 2002 Stock Incentive Plan”; and

•	18,431 shares of common stock held in treasury at a weighted average purchase price of $0.97 per share.

•	additional interest accrued subsequent to June 30, 2004 under the $2 million cumulative convertible pay-in-kind 8% note issued to Siemens, which would be convertible into an additional 2,163 common shares through the date of this prospectus based on an initial public offering price of $9.00 per share.

       Assuming exercise of all of our outstanding stock options and warrants, the pro forma net tangible book value per share would not be further diluted, although the number of shares purchased by existing stockholders would be increased to 24,019,438, or 82.77% of total shares purchased, and the total consideration would be increased to $151,074,731, or 77.05% of total consideration.

       In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

       The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in the back of this prospectus. The selected financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited financial statements. Our audited financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 are included in the back of this prospectus. The unaudited selected financial statements, including the selected financial data for the six months ended June 30, 2003 and 2004, include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of the operating results to be expected in any future period.

       See the notes to the financial statements for an explanation of the method used to determine the numbers of shares used in computing basic and diluted net loss per share. The pro forma net loss per share and shares used in computing pro forma net loss per share are calculated as if all of our preferred stock and our $2 million convertible note were converted on the date of their respective issuances into shares of our common stock, including shares issuable as a result of anti-dilution provisions relating to certain shares of our preferred stock.

						Six Months Ended
	Year ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(In thousands, except share and per share data)
Statement of operations data:
Systems revenue	$—	$—	$—	$—	$3,808	$1,262	$6,147
Disposables, service and accessories revenue	—	—	—	19	481	141	836
Other revenue	—	—	—	—	726	726	—

	—	—	—	19	5,015	2,129	6,983
Costs of revenue	—	—	—	40	4,051	1,584	4,978

Gross profit	—	—	—	(21)	964	545	2,005
Operating expenses:
Research and development	4,526	8,857	13,831	14,325	13,541	5,422	9,615
Sales and marketing	10	386	927	2,231	5,987	2,382	5,427
General and administrative	1,184	1,621	2,576	4,461	4,894	2,213	2,974
Stock-based compensation	2	19	622	484	492	247	254

Total operating expenses	5,722	10,883	17,956	21,501	24,914	10,264	18,270

Operating loss	(5,722)	(10,883)	(17,956)	(21,522)	(23,950)	(9,719)	(16,265)
Interest income	411	1,334	951	434	375	178	271
Interest expense	—	—	—	(371)	(462)	(211)	(222)

Net loss	(5,311)	(9,549)	(17,005)	(21,459)	(24,037)	(9,752)	(16,216)
Net loss per common share, basic and diluted	$(14.93)	$(20.64)	$(23.01)	$(19.21)	$(18.37)	$(7.76)	$(10.82)
Shares used in computing net loss per common share, basic and diluted	355,666	462,616	739,088	1,117,301	1,308,805	1,256,940	1,498,313
Pro forma net loss per common share, basic and diluted					$(1.40)		$(0.80)
Shares used in computing pro forma net loss per common share, basic and diluted					17,146,243		20,269,555

	As of December 31,					As of June 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$7,063	$5,019	$28,664	$28,834	$21,356	$30,899	$21,221
Short-term investments	992	19,693	1,788	—	5,124	—	4,977
Working capital	7,650	22,859	26,660	25,483	22,765	30,343	25,782
Total assets	8,964	25,170	31,750	32,921	37,323	38,236	41,057
Long-term debt, less current maturities	—	—	—	2,281	2,244	1,846	4,646
Total stockholders’ equity	8,276	23,256	27,476	24,007	25,266	29,962	25,446

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion and analysis presents our financial condition and results of operation on a consolidated basis. This discussion contains forward-looking statements that involve risks and uncertainties. You should specifically consider the various risk factors identified in this prospectus that could cause actual results to differ materially from those anticipated in these forward-looking statements.

Overview

       We design, develop, manufacture and market an advanced cardiology system used primarily in connection with the interventional treatment of coronary artery disease and arrhythmias. The Stereotaxis System is a remote-controlled magnetic instrument control and navigation platform that allows physicians to more effectively navigate catheters, guidewires and stent delivery devices through the blood vessels and chambers of the heart to treatment sites and then to effect treatment. The Stereotaxis System is comprised of our NIOBE cardiology magnet system, our NAVIGANT advanced user interface, our CARDIODRIVE automated catheter advancer and our suite of disposable interventional devices. We received regulatory clearance in the U.S. and Europe in 2003 for the core components of our Stereotaxis System.

       From our inception in June 1990 through 2002, our principal activities were obtaining capital, business development, performing research and development activities, funding prototype development, funding clinical trials and funding collaborations to integrate our products with other interventional technologies. Accordingly, we were classified as a development stage company for accounting purposes through December 31, 2002.

       Our initial focus was on the development of neurosurgical applications for our technology, including delivery of devices to specific sites within the brain. During that time, we primarily devoted our resources to developing prototypes and performing research and development activities in this area. Following receipt of FDA approval to begin human clinical trials in the field of brain biopsies, we successfully completed our initial human clinical procedures in this area in late 1998. Over the next two years, we shifted our primary focus to developing applications for our technology to treat cardiovascular diseases because of the significantly larger market opportunities for such applications. During 2003, following receipt of marketing clearance from the FDA for our current system, we emerged from the development stage and began to generate revenue from the placement of investigational systems and the commercial launch of our cardiology system in the U.S. and Europe.

       We have a limited history of commercial operations. To date, we have funded our operations primarily through private equity financings, supplemented by bank financing. Since our inception, we have generated significant losses. As of June 30, 2004, we had incurred cumulative net losses of $103.6 million. We expect to incur additional, and possibly increasing, losses through at least the end of 2005 as we continue the development and commercialization of our products, expand our research and development programs and advance new products into clinical development from our existing research programs. We expect to use substantial financial resources from this offering to expand our sales and marketing, customer support, manufacturing capabilities and research and development activities.

       We have alliances with each of Siemens AG Medical Solutions, Philips Medical Systems and Biosense Webster, Inc., a subsidiary of Johnson & Johnson, through which we are integrating our Stereotaxis System with market leading digital imaging and 3D catheter location sensing technology, as well as disposable interventional devices, in order to continue to develop new solutions in the cath lab. Each of these alliances provides for coordination of our sales and marketing activities with those of our partners. In addition, Siemens and Philips have agreed to provide worldwide service for our integrated systems. Siemens and Johnson & Johnson have also invested in our convertible preferred stock.

Revenues

       We typically recognize revenue for systems upon installation, which has historically taken six to eight months from the date that the customer issues a purchase order, principally due to the time required to renovate, or in some cases construct, the hospital cath lab space. As of June 30, 2004, we had sold and delivered a total of 18 systems, and we had purchase orders and other commitments for an additional $19.2 million of our systems. There can be no assurance that we will recognize revenue in any particular period or at all because some of our purchase orders and other commitments are subject to contingencies that are outside our control. In addition, these orders and commitments may be revised, modified or canceled, either by their express terms, as a result of negotiations or by project changes or delays.

       We anticipate that substantially all of our near-term revenues will come from sales of our NIOBE system, together with our NAVIGANT advanced user interface, to hospitals and medical centers in the U.S. and Europe, and to a lesser extent, other parts of the world. We anticipate that our revenue will fluctuate for the foreseeable future due to a number of factors, including the length of our sales, delivery and installation cycles. Due to the relatively high price of an individual system, small variations in the timing of system delivery and installation may cause revenue to vary significantly from quarter to quarter. We also anticipate that we will generate additional revenues from the sale of our disposable interventional devices, software licenses, software options and service contracts. We expect that revenue from these products and services will increase as a percentage of our total revenue as our installed base of systems increases.

       Our ability to generate future revenues depends, among other things, upon our ability to penetrate our target markets. We intend to seek regulatory clearances or approvals for additional disposable interventional devices. If we are unable to receive regulatory clearance for additional devices in a timely fashion or at all, our sales will be lower than we expect.

Cost of Revenues

       Cost of revenues consists primarily of expenses related to the manufacture of systems, accessories and disposable interventional devices, including the cost of material, labor and supervision, warranty expense, installation costs, royalties payable for licensed technology and allocated overhead. We anticipate continuing to use subcontractors to manufacture the major components of our systems and accessories and plan to use subcontractors in the near future to manufacture, sterilize and package most of our disposable interventional devices utilized in interventional cardiology and in cardiac resynchronization therapy for treatment of congestive heart failure, which are not covered by our alliance with J&J. J&J will manufacture electrophysiology mapping and ablation catheters for use with our system pursuant to our alliance with them. We expect that our overall gross margins will increase as we are able to negotiate lower prices for our system components as a result of increased sales volume and as the volume of our disposable interventional devices increases. If we are successful in selling and delivering the systems for which we currently have purchase orders and commitments, the average selling price of our systems will increase, which we believe will further increase our overall gross margins. We also anticipate continuing to utilize both in-house resources and third parties to install our systems.

Research and Development

       Research and development expenses include costs associated with the design, development, testing and enhancement of our products. These costs consist primarily of salaries and related personnel expenses, manufacturing costs for prototype and investigational products, fees paid to outside consultants and service providers, expenditures for the purchase of laboratory supplies and equipment, certain expenses associated with clinical trials and overhead allocated to product development, as well as expenditures made pursuant to our strategic alliance agreements. Our research and development expenditures under these alliance agreements are primarily to cover the costs of integrating our system with Philips and J&J, and for co-developing a line of electrophysiology catheters with J&J. As these are non-recurring expenses, we do not expect that the rate of our expenditures pursuant to these agreements will materially increase in the future. All research and development costs are expensed as incurred. Our research and development efforts are periodically subject to significant non-recurring costs and fees that can cause significant variability in our quarterly research and development expenses. Our research and development expenditures have increased substantially from their 2003 levels as we improve our existing systems and introduce new systems and accessories capabilities, enhance clinical applications, develop new products and integrate our system with Philips and J&J pursuant to our alliances with them. We do not expect these expenditures to increase materially from their current levels in the near term.

General and Administrative Expenses

       General and administrative expenses consist primarily of salaries and related expenses for certain members of senior management and other personnel engaged in accounting, regulatory and clinical affairs, quality assurance and other administrative functions, legal fees, insurance and other general corporate expenses, as well as certain expenses associated with collecting and analyzing the results of clinical trials and submitting these results to the FDA. We expect general and administrative expenses to increase in the future to support our expanding organization and public company reporting and compliance activities.

Sales and Marketing

       Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in product sales and promotional efforts. We expect that our sales and marketing expenses will increase in the future to support our operating plan.

       We anticipate generating sales directly, through our own sales force and through various sales representation outside the U.S., and indirectly, through co-marketing arrangements with our strategic imaging partners and through certain selected distribution agreements. Under our alliance agreements with Siemens and Philips, we are coordinating our respective sales efforts to co-place systems integrated with their imaging systems at leading hospital sites in the U.S. and internationally. In addition, under our alliance with Philips, we will receive co-placement fees for initial shipments of our integrated systems. Under our alliance with J&J, J&J will distribute our co-developed electrophysiology ablation and mapping catheters. We anticipate selectively using distributors to facilitate system sales outside the U.S. and have signed an exclusive distribution agreement covering Italy and part of Switzerland. In addition, under our collaboration with Siemens, we have granted Siemens the right to sell and distribute our system in Japan.

Critical Accounting Policies

       Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We review our estimates and judgments on an on-going basis. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies are critical to the judgments and estimates we use in preparing our financial statements.

Revenue Recognition

       In accordance with Staff Accounting Bulletin No. 101, we recognize revenue when all four of the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.

       For arrangements with multiple deliverables, we allocate the total revenue to each deliverable based on its relative fair value in accordance with the provisions of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” and recognize revenue for each separate element as the above criteria are met.

       For system sales that include obligations for installation, these criteria are generally met upon completion of installation. For system sales that are sold without obligations for installation, these criteria are generally met upon transfer of title and risk of loss of the system to the customer. Amounts billed or collected prior to revenue recognition are reflected as deferred revenue. We recognize revenue from disposable interventional devices upon delivery. Revenue related to service contracts is recognized ratably over the period of the related contract or service period, which is typically one year. Revenue related to services performed on a time and materials basis is recognized when it is earned and billable.

Stock-based Compensation

       We account for employee and director stock options using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Stock options issued to non-employees, principally individuals who provide scientific advisory services, are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and amortized over the service period.

       Stock compensation expense, which is a noncash charge, results from stock option grants made to employees at exercise prices below the deemed fair value of the underlying common stock, and from stock option grants made to non-employees at the fair value of the option granted. The fair value of options granted is determined using the Black-Scholes valuation method which gives consideration to the price of the underlying stock at the date of grant, the exercise price of the option, the expected dividend yield and volatility of the underlying stock, the expected life of the option and the corresponding risk free interest rate. An increase in the expected dividend-yield would result in a lower Black-Scholes option value and, therefore, a lower stock-based compensation charge over the relevant vesting period, whereas an increase in either the expected volatility of the underlying stock, the expected life of the option or the risk free interest rate would result in a higher Black-Scholes option value and, therefore, a higher stock-based compensation charge over the relevant vesting period. The deemed fair value of the underlying common stock is determined by management and the Board of Directors based on their best estimates using information from preferred stock financing transactions or other significant changes in the business. Stock compensation expense is amortized over the vesting period of the underlying option, generally two to four years. Unearned deferred compensation for non-employees is periodically remeasured through the vesting date.

       From inception through June 30, 2004, we recorded amortization of deferred stock compensation of $2.6 million. At June 30, 2004, we had a total of $551,016 remaining to be amortized over the vesting period of the stock options. We expect the total unamortized deferred stock compensation recorded for all option grants through June 30, 2004 will be amortized as follows: $168,422 during the remainder of 2004, $290,722 during 2005, $65,625 during 2006 and $26,247 during 2007. As of June 30, 2004, $449,669 of deferred compensation is subject to periodic remeasurement.

       The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which we have recorded deferred compensation are subsequently cancelled or expire, or may increase if the fair market value of our stock increases or we make additional grants of non-qualified stock options to members of our scientific advisory board or other non-employees.

Deferred Income Taxes

       We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have established a valuation allowance against the entire amount of our deferred tax assets because we are not able to conclude, due to our history of operating losses, that it is more likely than not that we will be able to realize any portion of the deferred tax assets.

Valuation of Inventory

       We value our inventory at the lower of the actual cost of our inventory, as determined using the first-in, first-out (FIFO) method, or its current estimated market value. We periodically review our physical inventory for obsolete items and provide a reserve upon identification of potential obsolete items.

Intangible Assets

       Intangible assets are comprised of purchased technology with a finite life. The acquisition cost of purchased technology is capitalized and amortized over its useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We review the assigned useful life on an on-going basis for consistency with the period over which cash flows are expected to be generated from the asset and consider the potential for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The process of estimating useful lives and evaluating potential impairment is subjective and requires management to exercise judgment in making assumptions related to future cash flows and discount rates.

Results of Operations

Comparison of the Six Months ended June 30, 2003 and 2004

       Revenues. Revenues increased from $2.1 million for the six months ended June 30, 2003 to $7.0 million for the six months ended June 30, 2004, an increase of approximately 228%. Revenues from sales of systems increased from $1.3 million for the six months ended June 30, 2003 to $6.1 million for the six months ended June 30, 2004, an increase of approximately 387%. Revenues from the sale of systems increased primarily because we sold 10 systems in the first six months of 2004 compared to three systems in the first six months of 2003 and because of an increase in average selling price. In addition, we recognized $726,000 in the first six months of 2003 from the sale of a predecessor system for which the cost of production was charged to research and development in 2001 and 2002. This system, which is reflected as “other revenue” in our financial statements, is similar to a prototype in that it was placed prior to our receipt of FDA approval and was developed and installed primarily to demonstrate the effectiveness of our new technology. Because of uncertainties regarding whether payment would be ultimately received for this system, the full cost was expensed to research and development during the system’s construction, principally during 2001. In 2003, following acceptance and the commencement of commercial use, the customer paid for the predecessor system. As a result, we recognized revenue in 2003 upon payment for the system. Revenues from sales of disposable interventional devices, service and accessories increased from $141,000 for the six months ended June 30, 2003 to $835,000 for the six months ended June 30, 2004, an increase of nearly 500%. This increase was attributable to increased sales of our disposable interventional devices as our installed base of systems has grown.

       The following table shows revenue by product line for the U.S. and international markets for the six months ended June 30, 2003 and 2004.

	June 30,

	2003	2004

	(unaudited)

	(in thousands)
U.S.
Systems	$700	$4,118
Disposables, service and accessories	88	688
Other	726	—

U.S. Total	1,514	4,806
International
Systems	$562	$2,029
Disposables, service and accessories	53	148
Other	—	—

International Total	615	2,177
Total
Systems	$1,262	$6,147
Disposables, service and accessories	141	836
Other	726	—

Total	$2,129	$6,983

       Cost of Revenues. Cost of revenues increased from $1.6 million for the six months ended June 30, 2003 to $5.0 million for the six months ended June 30, 2004, an increase of approximately 214%. This increase in cost of revenues was attributable primarily to the increased volume of sales of our systems and associated cost of goods sold for those systems. As a percentage of our revenues, cost of revenues, excluding “Other revenue”, was 113% in the six months ended June 30, 2003 compared to 71% in the six months ended June 30, 2004. The improvement in the cost of revenue as a percentage of revenues was primarily a result of an increase in average selling price per system.

       Research and Development Expenses. Research and development expenses increased from $5.4 million for the six months ended June 30, 2003 to $9.6 million for the six months ended June 30, 2004, an increase of approximately 77% from the six months ended June 30, 2003. The increase was due principally to an increase in the number of research and development projects with our strategic partners, primarily related to disposable interventional devices, and salary and benefits for additional personnel. Our research and development expenditures under our alliance agreements with our strategic partners are primarily to cover the costs of integrating our system with Philips and J&J, and for co-developing a line of electrophysiology catheters with J&J. As these are non-recurring expenses, we do not expect that the rate of our expenditures pursuant to these agreements will materially increase in the future. In addition, during the six months ended June 30, 2004 we received a payment for development expenditures under our agreement with Philips relating to the integration of our system with Philip’s digital x-ray fluoroscopy system, of which a portion was considered earned and was recognized as an offset to the corresponding development expenditure. The unearned portion is included in accrued liabilities on the balance sheet.

       General and Administrative Expenses. General and administrative expenses increased from $2.2 million for the six months ended June 30, 2003 to $3.0 million for the six months ended June 30, 2004, an increase of 34% from the six months ended June 30, 2003. The increase was due to an increase in our business activity related to the commercialization of our products.

       Sales and Marketing Expenses. Sales and marketing expenses increased from $2.4 million for the six months ended June 30, 2003 to $5.4 million for the six months ended June 30, 2004, an increase of 128% from the six months ended June 30, 2003. The increase from 2003 to 2004 related primarily to increased salary, benefits and travel expenses associated with hiring additional sales personnel and expanded marketing programs.

       Stock-based Compensation Expense. We recorded deferred stock compensation of approximately $255,000 in the six months ended June 30, 2004, which was relatively unchanged compared to the $247,000 recorded in the six months ended June 30, 2003. As of June 30, 2004, approximately $450,000 of deferred compensation is subject to periodic remeasurement.

       Interest Income. Interest income increased 52% from $178,000 for the six months ended June 30, 2003 to $271,000 for the six months ended June 30, 2004. Interest income increased primarily due to higher realized rates on short-term investments during the six months ended June 30, 2004.

       Interest Expense. Interest expense remained relatively unchanged as the average borrowings and average rates were relatively unchanged.

Comparison of the Years ended December 31, 2002 and 2003

       Revenues. We generated $5.0 million in revenue in 2003 compared to $18,900 in 2002. This increase in revenues was attributable to the commencement of commercial sales of our systems following regulatory approval in 2003. As described above, we recognized revenue in 2003 from the sale of eight systems, including one predecessor system for which the cost of production was charged to research and development for previous years. This system, which is reflected as “other revenue” in our financial statements, is similar to a prototype in that it was placed prior to our receipt of FDA approval and was developed and installed primarily to demonstrate the effectiveness of our new technology. Because of uncertainties regarding whether payment would be ultimately received for this system, the full cost was expensed to research and development during the system’s construction, principally during 2001. In 2003, following acceptance and the commencement of commercial use, the customer paid for the predecessor system. As a result, we recognized revenue in 2003 upon payment for the system.

       The following table shows revenue by product line for the U.S. and international markets for the 2002 and 2003 fiscal years.

	December 31,

	2002	2003

	(in thousands)
U.S.
Systems	$—	$2,553
Disposables, service and accessories	19	299
Other	—	726

U.S. Total	19	3,578
International
Systems	$—	$1,255
Disposables, service and accessories	—	182
Other	—	—

International Total	—	1,437
Total
Systems	$—	$3,808
Disposables, service and accessories	19	481
Other	—	726

Total	$19	$5,015

       Cost of Revenues. Cost of revenues increased from $39,800 in 2002 to $4.1 million in 2003. This increase in cost of revenues was attributable primarily to the commencement of sales of our NIOBE system and associated cost of goods sold for those systems. As a percentage of our revenues, cost of revenues was 81% in 2003. In 2002, our cost of revenues greatly exceeded our revenues because we did not have commercial revenues from the sale of systems in 2002.

       Research and Development Expenses. Research and development expenses decreased from $14.3 million in 2002 to $13.5 million in 2003, a decrease of approximately 5% from 2002. Our research and development expenses were higher in 2002 primarily because we were developing prototypes required for regulatory approval of our products.

       General and Administrative Expenses. General and administrative expenses increased from $4.5 million in 2002 to $4.9 million in 2003, an increase of approximately 10%. The increase from 2002 to 2003 was directly attributable to personnel additions made to support the commercial launch of our products in 2003.

       Sales and Marketing Expenses. Sales and marketing expenses increased from $2.2 million in 2002 to $6.0 million in 2003, an increase of approximately 168% from 2002. The increase from 2002 to 2003 related primarily to increased salary, benefits and travel expenses associated with the hiring of additional sales personnel and the expansion of our marketing programs.

       Stock-based Compensation Expense. In connection with the grant of stock options, we recorded deferred stock compensation expense of $492,000 in 2003, an increase of approximately 2% compared to the $484,000 recorded in 2002. The increase in 2003 compared to 2002 was primarily attributable to the issuance of new stock options and continued vesting of previously issued stock options to certain non-employees and to an increase in the deemed fair value of our common stock.

       Interest Income. Interest income decreased from $434,000 for 2002 to $375,000 for 2003, a decrease of approximately 14%. The decrease from 2002 to 2003 was primarily the result of lower interest rates realized on balances invested.

       Interest Expense. Interest expense increased from $371,000 for 2002 to $462,000 for 2003, an increase of approximately 25%. The increase from 2002 to 2003 was primarily the result of higher interest expense from increased borrowings under various Silicon Valley Bank lines of credit.

Comparison of the Years ended December 31, 2001 and 2002

       Revenues. In 2002, we generated revenues of $18,900 from the sale of certain disposable interventional devices. We did not generate any revenues during 2001.

       Cost of Revenues. Cost of revenues was $39,800 in 2002, which was attributable to the cost associated with the sale of disposable interventional devices and an expected loss on a contract. We had no cost of revenues in 2001 because we had no revenues in that year.

       Research and Development Expenses. Research and development expenses increased from $13.8 million in 2001 to $14.3 million in 2002, an increase of approximately 4%. The increase from 2001 to 2002 related primarily to costs associated with developing our system, including prototypes, an increase in human clinical trial activities and personnel additions.

       General and Administrative Expenses. General and administrative expenses increased from $2.6 million in 2001 to $4.5 million in 2002, an increase of approximately 73%. The increase from 2001 to 2002 was primarily attributable to building our senior management team and other personnel additions made in anticipation of the commercial launch of our products.

       Sales and Marketing Expenses. Sales and marketing expenses increased from $0.9 million in 2001 to $2.2 million in 2002, an increase of approximately 141%. The increase from 2001 to 2002 was related primarily to increased personnel and related expenses and travel.

       Stock-based Compensation Expense. In connection with the grant of stock options, we recorded deferred stock compensation of $484,000 in 2002, compared to $622,000 in 2001, a decrease of approximately 22%. This decrease related primarily to the full vesting in 2002 of underlying options granted in prior periods, and to the granting of fewer options to non-employees in subsequent periods.

       Interest Income. Interest income decreased from approximately $951,000 in 2001 to approximately $434,000 for 2002, a decrease of approximately 54%. The decrease from 2001 to 2002 was the result of lower cash balances and lower interest rates on our cash and cash equivalents in 2002 compared to 2001.

       Interest Expense. We had Interest expense of $371,000 in 2002 from borrowings under various lines of credit from Silicon Valley Bank. We did not have any interest expense in 2001.

Income Taxes

       Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, net deferred tax assets have been fully offset by valuation allowances as of December 31, 2001, 2002 and 2003 and June 30, 2004 to reflect these uncertainties. As of December 31, 2003, we had federal and state net operating loss carryforwards of $80.0 million and federal research and development credit carryforwards of $2.1 million. The net operating loss and research and development credit carryforwards will expire on various dates beginning in 2005 and 2006, respectively, if not utilized. We may not be able to utilize certain of these loss carryforwards and credits prior to their expiration. Further, utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Liquidity and Capital Resources

Overview

       Since inception, we have financed our operations almost entirely from the private sale of equity securities, totaling approximately $127 million net of offering expenses. To a much lesser extent, we have also financed our operations through working capital and equipment financing loans. We raised funds from these sources because, as a developing company, we were not able to fund our activities solely from the cash provided by our operations. At June 30, 2004, we had working capital of approximately $25.8 million, compared to $22.8 million at December 31, 2003 and $25.5 million at December 31, 2002.

       Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets consist of cash and cash equivalents, as well as short-term investments. In addition to our cash and cash equivalent balances, we maintained $5.0 million and $5.1 million of short-term investments in corporate debt securities at June 30, 2004 and at December 31, 2003, respectively.

       The following table summarizes our cash flow by operating, investing and financing activities for each of the last three years and for the six month periods ended June 30, 2003 and 2004:

	For the year ended			Six months
	December 31,			ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Net cash used in operating activities	$(14,161)	$(22,029)	$(24,469)	$(12,122)	$(17,430)
Net cash (used in) provided by investing activities	17,239	1,480	(7,182)	(911)	(278)
Net cash provided by financing activities	20,567	20,719	24,173	15,098	17,573

Increase (decrease) in cash and cash equivalents	23,645	170	(7,478)	2,065	(135)
Cash and cash equivalents at the beginning of period	5,019	28,664	28,834	28,834	21,356

Cash and cash equivalents at the end of period	$28,664	$28,834	$21,356	$30,899	$21,221

       Net cash used in operating activities. We used approximately $17.4 million of cash in operating activities during the six months ended June 30, 2004, compared to $12.1 million during the six months ended June 30, 2003, primarily as a result of operating losses during these periods. Cash used for working capital purposes decreased from $2.4 million during the six months ended June 30, 2003 to $1.2 million during the six months ended June 30, 2004 primarily as a result of an increase in accounts receivable from increased sales and billings for sales deposits from customers offset by an increase in deferred revenue related to installed systems on which revenue has not yet been recognized and deposits received from customers. We used approximately $24.5 million, $22.0 million and $14.2 million of cash in operating activities during 2003, 2002 and 2001, respectively, primarily as a result of operating losses during these years.

       Net cash (used in) provided by investment activities. We used approximately $0.3 million of cash for investing activities during the six months ended June 30, 2004, primarily for the purchase of equipment, compared to $0.9 million during the six months ended June 30, 2003. Our purchases of equipment increased to $2.1 million in 2003 from $0.3 million in 2002 and $0.7 million in 2001. This increase resulted from purchases of machinery, laboratory equipment and computer equipment needed to meet our operating requirements. We used cash for investing activities of approximately $5.1 million during 2003 for the purchase of corporate debt securities and realized cash from investing activities of $1.8 million during 2002 and approximately $17.9 million during 2001, from the sale of short-term investments.

       Net cash provided by financing activities. We received approximately $17.6 million from financing activities during the six months ended June 30, 2004, primarily as a result of the sale of our Series E-2 preferred stock and related common stock warrants in January and February 2004. We also realized $2.0 million in proceeds from the issuance of long-term debt from our equipment loan with Silicon Valley Bank. We received approximately $15.1 million from financing activities during the six months ended June 30, 2003, primarily as a result of the second closing of the sale of our Series D-2 preferred stock in January 2003 and the sale or our Series E preferred stock in June 2003. We received approximately $24.2 million from financing activities during 2003, primarily as a result of the sale of our Series D-2 preferred stock and related common stock warrants and from the sale of our Series E and E-1 preferred stock in January, June and December 2003. We received approximately $20.7 million from financing activities during 2002, primarily as a result of the sale of our Series D-1 and D-2 preferred stock and related common stock warrants in January and December 2002. We received approximately $20.6 million of cash for financing activities during 2001 as a result of our sale of Series D preferred stock in November and December 2001.

Debt Service

       In January 2002, we entered into a loan and security agreement with Silicon Valley Bank to provide $2.0 million of equipment financing. Borrowings under this facility accrue interest at an annual rate of 10%. We are required to make equal payments of principal and interest under this facility through its maturity in December 2004. We issued warrants to the lender in connection with this facility. Upon the closing of this offering, these warrants will be exercisable at any time through January 2007 for up to 14,081 shares of our common stock at an exercise price of $7.81 per share. As of June 30, 2004, we had approximately $368,000 outstanding under this facility. We may repay all or a portion of this loan with proceeds from this offering.

       In October 2002, we entered into a loan and security agreement with Silicon Valley Bank to provide an additional $1.0 million of equipment financing. Borrowings under this facility accrue interest at an annual rate of 10%. We are required to make equal payments of principal and interest under this facility through September 2005. As of June 30, 2004, we had approximately $413,000 outstanding under this facility. We issued warrants to the lender in connection with this facility. Upon the closing of this offering, these warrants will be exercisable at any time through October 2007 for up to 5,000 shares of our common stock at an exercise price of $7.81 per share. We may repay all or a portion of this loan with proceeds from this offering.

       In March 2002 we entered into a loan and security agreement with Silicon Valley Bank for a revolving line of credit to provide working capital. We use this line of credit to fund inventory and receivables. As of June 30, 2004 we had $1.25 million outstanding under this working capital line of credit and had additional borrowing capacity of $6.75 million, subject to collateralization by qualifying receivables and inventory balances, with a maturity of April 2006. As amended in April 2004, borrowings accrue interest at the lender’s prime rate plus 1.25%, subject to a minimum interest rate of 5.25%. We issued warrants to the lender in connection with this facility in March 2002. Upon the closing of this offering these warrants will be exercisable at any time through March 2007 for up to 10,241 shares of our common stock at an exercise price of $7.81 per share. We may repay all or a portion of this loan with proceeds from this offering.

       In April 2004, in connection with extending our revolving credit facility, we obtained an additional $2.0 million of equipment financing. We borrowed $2.0 million under this facility in June 2004. The equipment financing will be repayable over 36 months following closing and borrowings under this facility accrue interest at the rate of 7.0% through June 2007.

       The above credit agreements with Silicon Valley Bank are secured by substantially all of our assets. The credit agreements include customary affirmative, negative and financial covenants. For example, we are restricted from incurring additional debt, disposing of or pledging our assets, entering into merger or acquisition agreements, making certain investments, allowing fundamental changes to our business, ownership, management or business locations, and from making certain payments in respect of stock or other ownership interests, such as dividends and stock repurchases. Under our April 2004 loan arrangements, we are required to maintain a ratio of “quick” assets (cash, cash equivalents, accounts receivable and short-term investments) to current liabilities minus deferred revenue of at least 1.5 to 1, and to achieve minimum levels of revenue as defined. Following this offering, we will be required to maintain a minimum tangible net worth of at least $50.0 million as of the end of each calendar month. We are also required under the credit agreements to maintain our primary operating account and the majority of our cash and investment balances in accounts with the lender.

       In August 2003, we issued a $2.0 million cumulative convertible pay-in-kind 8%, 3-year note to Siemens pursuant to an agreement under which we purchased certain technology. The balance of the note, including accrued and unpaid interest, automatically converts into common stock immediately prior to the closing of a public offering pursuant to a registration statement filed under the Securities Act of 1933, or the Securities Act, with aggregate gross proceeds in excess of $20.0 million, at a conversion price equal to the gross per share proceeds from such offering, prior to deduction of underwriting commissions and discounts. As of June 30, 2004, accrued interest related to this note was $151,654 ($171,123 as of the date of this prospectus). Assuming an offering price of $9.00 per share, principal and interest as of June 30, 2004 would convert into 239,073 (241,235 as of the date of this prospectus) shares of common stock upon closing of this offering.

Research Agreements

       We have entered into a variety of agreements under which we are required to make payments to various third parties in connection with research and development activities they are undertaking for us relating to the development of new products and improvements to our existing products. In some cases, the development payments are subject to the achievement of development milestones by the third parties.

Alliance Agreements

       Under our extended alliance agreement with Siemens, we are collaborating with Siemens to produce technology to provide physicians with real-time 3D visualization of a patient’s anatomy during a procedure by integrating pre-operative MRI and CT data with x-ray fluoroscopic data. We also agreed to integrate our instrument control technology with Siemens’ imaging technology in order to develop new solutions in cardiology and, potentially, in interventional radiology. Each of Stereotaxis and Siemens agreed to bear the cost of its own development work under the extended alliance agreement.

       Under our alliance agreements with J&J, we agreed to integrate the CARTO System, J&J’s advanced Biosense 3D catheter location sensing technology with our instrument control system, and to jointly develop associated electrophysiology mapping and ablation catheters that are navigable with the Stereotaxis System. Under the agreements, J&J is primarily responsible for the development of a version of its CARTO System that is compatible with our Stereotaxis System, and we agreed to contribute to the costs of developing this system and make payments to J&J upon completion of certain development stages. In addition, we are responsible for making our Stereotaxis System compatible with the modified CARTO System being developed by J&J. We have subcontracted some of our development work under the J&J agreement back to J&J. Under the joint integration programs with J&J, we have completed the products definition phase, establishing detailed descriptions and technical specifications for the integrated CARTO and Stereotaxis Systems and an initial set of jointly developed catheters. We have established separate joint development teams with each of these collaboration partners, and the teams are working toward the implementation of the joint integrated product specifications and developing engineering, marketing and clinical programs. We expect the initial commercial introduction of Stereotaxis Systems integrated with J&J’s 3D catheter location sensing technology to occur in 2005. We expect to incur engineering, marketing, and clinical/regulatory costs over the next 24 to 30 months in pursuit of these efforts, which includes the expected cost of contributions toward the development work by J&J and subcontracting of certain of our development obligations to J&J.

       Under our alliance agreement with Philips, we agreed to integrate our Stereotaxis Systems with Philips’ digital x-ray fluoroscopy system. Philips agreed to pay our engineering and other costs of the integration and related research and development work, subject to certain limitations.

Contractual Obligations

       The following summarizes our long-term contractual obligations as of June 30, 2004:

		Payments Due by Period

		(in thousands)
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

Long-term debt(1)	$2,803	$4,053	$—	$—	$6,856
Operating leases	419	198	73	—	690
Research and alliance agreements	5,444	1,401	100	—	6,945

Total	$8,666	$5,652	$173	$—	$14,491

(1)	We have not included interest payable on our revolving credit agreement in these amounts because it is calculated at a variable rate.

Cash Flow and Requirements

       We expect to have negative cash flow from operations through at least the end of 2005. Throughout 2005, we expect to continue to invest heavily in the development and commercialization of our products, the expansion of our research and development programs and the advancement of new products into clinical development. We have substantially increased the overall level of our research and development expenditures from their levels in 2003 as a result of the alliance agreements described above and otherwise, and we expect that these expenditures will continue at substantially their current levels in the near term. In addition, our selling, general and administrative expenses will continue to increase in order to support our product commercialization efforts and implement procedures required by our status as a public company. Until we can generate significant cash flow from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of private sales of our equity securities, from the proceeds of working capital and equipment financing loans and from the proceeds of this offering. In the future, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financings. We cannot accurately predict the timing and amount of our utilization of capital, which will depend on a number of factors, including:

•	our success in developing markets for our products;

•	continued progress of our research and development activities relating to new products and product improvements;

•	our need to maintain an adequate amount of working capital and to finance capital expenditures;

•	our ability to establish and maintain our strategic alliances;

•	the timing, costs and outcome of regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	the need to acquire licenses to new technology;

•	delays that may be caused by evolving regulatory requirements; and

•	the status of competitive products.

       While we believe our existing cash, cash equivalents and short-term investments, together with the net proceeds of this offering, will be sufficient to fund our operating expenses and capital equipment requirements through at least the next 24 months, we cannot assure you that we will not require additional financing before that time. We also cannot assure you that such additional financing will be available on a timely basis on terms acceptable to us or at all, or that such financing will not be dilutive to our stockholders. If adequate funds are not available to us, we could be required to delay development or commercialization of new products, to license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize ourselves or to reduce the marketing, customer support or other resources devoted to our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

       We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Recent Accounting Pronouncements

       In December 2002, FASB’s Emerging Issues Task Force (EITF) issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that such revenue be allocated amongst the different items based on fair market value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

       The FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. Development stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The adoption of FIN 46 did not have a material effect on our financial position or results of operations.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. As of and for the year ended December 31, 2003, the adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

       In March 2004, the FASB issued an Exposure Draft, Share-Based Payment, as a proposed amendment to SFAS No. 123, Accounting for Stock-Based Compensation. The Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the income statement based on the fair value of such payments. The intrinsic value method of measuring employee stock options under APB No. 25 would no longer be permitted. The FASB expects to issue a final standard late in 2004, which would become effective for our 2005 fiscal year. We have not yet quantified the impact of adopting the proposed standard, or considered what if any changes should be made to our stock-based compensation programs as a result.

Quantitative and Qualitative Disclosures About Market Risk

       We have exposure to currency fluctuations. We operate mainly in the U.S. and Europe, and we expect to continue to sell our products outside of the U.S. We expect to transact this business primarily in U.S. dollars and in Euros, although we may transact business in other currencies to a lesser extent. Future fluctuations in the value of these currencies may affect the price competitiveness of our products. In addition, because we have a relatively long installation cycle for our systems, we will be subject to risk of currency fluctuations between the time we execute a purchase order and the time we deliver the system and collect payments under the order, which could adversely affect our operating margins. We have not hedged exposures in foreign currencies or entered into any other derivative instruments. As a result, we will be exposed to some exchange risks for foreign currencies. For example, if the currency exchange rate were to fluctuate by 10%, our revenues could be affected by as much as 2 to 3%.

       We also have exposure to interest rate risk related to our investment portfolio and our borrowings. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing the risk of loss.

       Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We invest our excess cash primarily in U.S. government securities and marketable debt securities of financial institutions and corporations with strong credit ratings. These instruments generally have maturities of one year or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Accordingly, we believe that while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

       We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

BUSINESS

Overview

       We design, manufacture and market an advanced cardiology instrument control system for use in a hospital’s interventional surgical suite, or “cath lab”, that we believe revolutionizes the treatment of coronary artery disease and arrhythmias by enabling important new therapeutic solutions and enhancing the efficiency and efficacy of existing catheter-based, or interventional, procedures. Our Stereotaxis System allows physicians to more effectively navigate proprietary catheters, guidewires and stent delivery devices, both our own and those we are co-developing with strategic partners, through the blood vessels and chambers of the heart to treatment sites and then to effect treatment. This is achieved using computer-controlled, externally applied magnetic fields that precisely and directly govern the motion of the internal, or working, tip of the catheter, guidewire or stent delivery device. We believe that our Stereotaxis System represents a revolutionary technology in the cath lab, bringing precise remote digital instrument control and programmability to the cath lab, and has the potential to become the standard of care for a broad range of complex cardiology procedures.

       We believe that our Stereotaxis System is the only technology to be commercialized that allows remote, computerized control of catheters, guidewires and stent delivery devices directly at their working tip. To our knowledge, we have no direct competitors in this field. We also believe that our technology represents an important advance in the ongoing trend toward digital instrumentation in the cath lab and provides substantial, clinically important improvements and cost efficiencies over manual interventional methods, which require years of physician training and often result in long and unpredictable procedure times and sub-optimal therapeutic outcomes.

       We began commercial shipments in 2003, following U.S. and European regulatory approval of the core components of the Stereotaxis System, and had revenues of approximately $5.0 million in 2003 and $7.0 million in the six months ended June 30, 2004. As of June 30, 2004, we had sold and delivered 18 Stereotaxis Systems, including 12 in the U.S. and six internationally, and physicians have used these systems to perform approximately 800 cardiology procedures. We also had purchase orders and other commitments for an additional $19.2 million of our Stereotaxis Systems. There can be no assurance that we will recognize revenue in any particular period or at all because some of our purchase orders and other commitments are subject to contingencies that are outside our control. In addition, these orders and commitments may be revised, modified or canceled, either by their express terms, as a result of negotiations or by project changes or delays.

       The Stereotaxis System is designed primarily for the interventional treatment of coronary artery disease, or interventional cardiology, and for the interventional treatment of abnormal heart rhythms known as arrhythmias, or electrophysiology. Our Stereotaxis System consists of the following proprietary components:

•	our NIOBE cardiology magnet system, which utilizes permanent magnets to navigate catheters, guidewires and stent delivery devices through complex paths in the blood vessels and chambers of the heart to carry out treatment;

•	our NAVIGANT advanced user interface, or physician control center, which physicians use to visualize and track procedures and to provide instrument control commands that govern the motion of the working tip of the catheter, guidewire or stent delivery device;

•	our CARDIODRIVE automated catheter advancer, which is used to remotely advance and retract the catheter in the patient’s heart; and

•	our suite of interventional catheters, guidewires and stent delivery devices, which we refer to as disposable interventional devices.

       The Stereotaxis System is designed to be installed in both new and replacement cath labs worldwide. We currently have regulatory clearance to market our NIOBE cardiology magnet system, our NAVIGANT advanced user interface, our CARDIODRIVE automated catheter advancer and various disposable interventional devices in the U.S. and in the European Union, and we anticipate applying through Siemens and J&J to begin clinical trials in Japan in 2005. Current and potential purchasers of our Stereotaxis System include leading research and academic hospitals as well as medium and high volume commercial and regional medical centers around the world. We estimate that there are more than 750 new and replacement cardiology cath labs being installed worldwide each year. We also estimate that the initial imaging equipment and installation costs for a new or replacement cardiology cath lab today can range as high as $2 million, for a total cardiology cath lab installation market potentially in excess of $1.5 billion per year.

       The market for cardiovascular medical devices worldwide exceeds $12 billion per year and is estimated to be growing at 12% annually. Physicians are currently performing approximately 1.8 million interventional cardiology procedures and approximately 800,000 electrophysiology procedures worldwide each year. This procedure base continues to grow, due to patient demand for less invasive procedures, cost containment pressure and an increasing incidence of coronary artery disease and arrhythmias. While the Stereotaxis System potentially has broad applicability for many of these procedures, we believe that it can provide significant advantages relative to manual interventional methods for approximately 15% of interventional cardiology procedures, or approximately 270,000 procedures annually, including procedures for stent delivery and the treatment of complex lesions. In electrophysiology, we believe that the Stereotaxis System can provide significant advantages for approximately 30% of procedures, or about 240,000 procedures annually, including procedures for ablation and the placement of pacing leads. As a result, we believe that the Stereotaxis System can provide substantial clinical benefits compared to manual interventional methods in more than 500,000 worldwide annual procedures.

       The Stereotaxis System is designed to address the needs of patients, hospitals, physicians, and third-party payors on a cost-effective basis by:

•	meeting patient demands for less invasive procedures, while improving patient safety and outcomes;

•	enabling new procedures in interventional cardiology and electrophysiology that currently cannot be performed, or are extremely difficult to perform, with manual methods;

•	enhancing the productivity of existing complex interventional procedures, by both shortening procedure times and making them more predictable, thereby improving cath lab scheduling efficiency and lowering total costs;

•	decreasing the number of disposable interventional devices used per procedure, thereby potentially lowering provider costs;

•	providing ease of use and lowering physician skill barriers for complex cardiology procedures; and

•	decreasing exposure to x-ray fluoroscopy fields for patients and physicians and reducing the use of contrast dye injections, both of which are potentially harmful.

       We have alliances with each of Siemens AG Medical Solutions, Philips Medical Systems and Biosense Webster, Inc., a subsidiary of Johnson & Johnson. Through these alliances, we are integrating our Stereotaxis System with Siemens’ and Philips’ market leading digital imaging and J&J’s 3D catheter location sensing technology, and developing compatible disposable interventional devices, in order to continue to introduce new solutions to the cath lab. Together, Siemens and Philips have a combined installed base of more than 2,200 cardiology cath labs in the U.S., while J&J has the leading market position in 3D catheter location sensing technology, an important technology in complex electrophysiology ablation procedures. The Siemens and Philips alliances provide for coordination of our sales and marketing with that of our partners to facilitate co-placement of integrated systems. In addition, Siemens and Philips have agreed to provide worldwide service for our integrated systems. In connection with these alliances, Siemens invested $10 million and J&J invested $9.5 million in our preferred stock, and Philips agreed to make payments of up to $7.5 million relating to the integration of its x-ray fluoroscopy system with the Stereotaxis System.

       The core elements of our Stereotaxis System are protected by an extensive patent portfolio, as well as substantial know-how and trade secrets.

Background

       Traditionally, cardiac procedures have been performed via open chest heart bypass surgery. This procedure is very invasive, requiring cutting open the rib cage and spreading it apart in order to gain access to the heart. This enables the physician to directly view the patient’s heart during the procedure and to operate manually. Additionally, the patient is typically placed on a heart lung bypass device. While generally very effective, the procedure is highly traumatic for the patient, and usually requires a long hospital stay, followed by a significant period of convalescence. Conventional cardiac surgery is also expensive, with a procedure cost that can range as high as $100,000.

       Minimally invasive surgical procedures for cardiology were devised to mitigate many of the drawbacks of bypass surgery while maintaining essential elements of visualization and instrument control. These procedures utilize an endoscope for visualization, which is inserted through an incision in the patient’s body. While these minimally invasive surgical techniques have been used for a number of cardiac procedures, in most instances they have not been as effective as conventional cardiac surgery. As a result, bypass surgery, despite its drawbacks, has remained the predominant method for cardiac surgical procedures.

       Interventional cardiology represents the next, and most recent, step in the evolution of less invasive cardiac procedures. These procedures are performed in the cath lab, where real-time x-ray imaging, often enhanced by the injection of contrast dye, provides visualization enabling physicians to insert and navigate guidewires, catheters and stent delivery devices into the vasculature or open chambers of the heart to deliver therapy. Instrument control in typical interventional cardiology procedures for the treatment of coronary artery disease requires the physician to manually manipulate the external end of a long, slender guidewire in order to indirectly control and position the working tip of the instrument. This requires significant skill and, depending upon the type and location of the lesion being treated, can be very difficult and time consuming. The guidewire is typically used for navigation to the treatment site, after which a catheter or stent delivery device is threaded over the guidewire to perform the necessary treatment. Guidewires are also typically used to place pacemaker leads used in cardiac resynchronization therapy for the treatment of congestive heart failure. In electrophysiology mapping and ablation procedures, physicians use specialized catheters that are manually navigated using a system of mechanical control cables to map the patient’s heart, and then to ablate the heart tissue to eliminate arrhythmias. This also requires significant skill, and, depending on the type and location of the arrhythmia, can be very difficult and time consuming to perform.

       Interventional cardiology and electrophysiology procedures have proven to be very effective at treating coronary artery disease and arrhythmias at sites accessible through the vasculature without the patient trauma, complications, recovery times and cost generally associated with open surgery. With the advent of drug-eluting stents, the number of potential patients who could benefit from interventional cardiology procedures has grown. However, major challenges associated with manual approaches to interventional cardiology and electrophysiology persist. In interventional cardiology, these challenges include difficulty in navigating the disposable interventional device through tortuous vasculature and crossing certain types of complex lesions to deliver drug-eluting stents to effect treatment. As a result, numerous patients who could be candidates for an interventional approach continue to be referred to bypass surgery. In electrophysiology, these challenges include precisely navigating the tip of the mapping and ablation catheter to the treatment site on the heart wall and maintaining tissue contact throughout the cardiac cycle to effect treatment, and, for atrial fibrillation, performing complex ablations within the left atrium of the heart. As a result, large numbers of patients are referred to palliative drug therapy that can have harmful side effects.

       We believe the Stereotaxis System represents a revolutionary step in the trend toward highly effective, but less invasive, cardiac procedures. As the first technology to permit direct, computerized control of the working tip of a disposable interventional device, the Stereotaxis System enables physicians to perform cardiac procedures interventionally that historically would have been very difficult or impossible to perform in this way and significantly improves the efficiency of existing complex procedures in the cath lab.

The Growing Importance of the Cath Lab

       We believe that the cath lab’s position as a hospital profit center, coupled with the growth of interventional procedures, has made it possible for decision-makers to justify large expenditures on capital equipment for use within the cath lab. As a result, hospitals with cath labs have tended to be early adopters of new technologies.

       There has also been a major trend toward using digital rather than analog instrument systems in the cath lab, resulting in the rapid replacement of analog electrophysiology recording systems with digital recording systems and the current rapid replacement of analog x-ray fluoroscopy systems with digital x-ray fluoroscopy systems. Additionally, new sources of diagnostic information such as 3D catheter location sensing technology and catheter-based ultrasound are being introduced to the cath lab. As a result, interventional procedures require physicians to analyze large quantities of information from many disparate imaging and information sources. We believe that the Stereotaxis System provides an important link in completing the digital transformation of the cath lab, because it is the only system that integrates the visualization and information systems in the cath lab with digital control of the working tip of catheters, guidewires and stent delivery devices. Furthermore, because the Stereotaxis System brings precise remote digital instrument control and programmability to the cath lab, we believe it can displace conventional manual control of disposable interventional devices for complex cardiology procedures in the same way that digital control, or “fly by wire” technology, replaced mechanical control of the modern jet airplane.

       Interventional techniques are routinely used in interventional cardiology to treat partially occluded coronary arteries with balloon angioplasty and to place coronary stents, and in electrophysiology to treat certain types of arrhythmias. In the U.S. there are more than 1.1 million interventional cardiology procedures performed for the treatment of coronary artery disease each year, which represents approximately 60% of the total number of such procedures performed on a worldwide basis. Each year in the U.S., there are also more than 500,000 electrophysiology procedures for treatment of arrhythmia, including more than 340,000 electrophysiology mapping procedures and more than 160,000 ablation procedures, which represents approximately 65% of the total number of electrophysiology procedures performed on a worldwide basis. Interventional treatments are also emerging for atrial fibrillation and congestive heart failure, and industry estimates indicate that the U.S. procedure base for these diseases has the potential to grow rapidly if more effective interventional treatments are available.

       There are approximately 3,700 cardiology cath labs in the U.S. installed at approximately 1,900 hospitals. Based on procedure volume, we estimate that there are over 2,000 cardiology cath labs located throughout the rest of the world. We estimate that there are more than 750 new and replacement cardiology cath labs installed each year worldwide.

Current Challenges in the Cath Lab

       Although great strides have been made in applying manual interventional techniques, significant challenges remain that reduce cath lab productivity and limit both the number of complex procedures and the types of diseases that can be treated. These challenges primarily involve the limitations of manual instrument control and the lack of integration of the information systems used by physicians in the cath lab. As a result, many complex procedures in interventional cardiology are referred to highly invasive bypass surgery and many complex cases in electrophysiology are treated with palliative drug therapy.

Limitations of Instrument Control

       Navigation in the blood vessels and the chambers of the heart can be difficult because the path that a disposable interventional device must follow to arrive at the treatment site and deliver therapy can be complex and tortuous. Physicians using manual methods often utilize a range of different catheters and guidewires in succession in an attempt to find the right device or devices for the procedure being performed.

       Manually controlled catheters, guidewires and stent delivery devices, even in the hands of the most skilled specialist, have inherent instrument control limitations. In traditional interventional procedures, the device is manually manipulated by the physician who twists and pushes the external end of the instrument in an iterative process to thread the instrument through the blood vessels to the treatment site. Manual control of the working tip becomes increasingly difficult as more turns are required to navigate the instrument to the treatment site, as the blood vessels to be navigated become smaller and less accessible or more blocked, and as greater precision is required to carry out therapy at the treatment site.

Lack of Integration of Information Systems

       While sophisticated imaging, mapping and location-sensing systems have provided visualization for interventional procedures and allowed interventional physicians to treat more complex conditions, the substantial lack of integration of these information systems requires the physician to mentally integrate and process large quantities of information from different sources in real time during an interventional procedure. For example, a physician ablating heart tissue to eliminate an arrhythmia will often be required to mentally integrate information from a number of sources, including:

•	real-time x-ray fluoroscopy images;

•	a real-time location-sensing system providing the 3D location of the catheter tip;

•	a pre-operative map of the electrical activity or anatomy of the patient’s heart;

•	real-time recording of electrical activity of the heart; and

•	temperature feedback from an ablation catheter.

       Each of these systems displays data differently, requiring physicians to continuously reorient themselves to the different formats and displays as they shift their focus from one data source to the next while at the same time manually controlling the interventional instrument.

The Stereotaxis Value Proposition

       The Stereotaxis System addresses the current challenges in the cath lab by providing precise computerized control of the working tip of the interventional instrument and by integrating this control with the visualization and information systems used during interventional cardiology and electrophysiology procedures, on a cost justified basis. We believe that the Stereotaxis System is the only technology to be commercialized that allows remote, computerized control of disposable interventional devices directly at their working tip.

       We believe that the Stereotaxis System will:

•	Expand the market by enabling new treatments for major diseases and permitting the treatment of more complex existing cases. Treatment of a number of major diseases, including chronic totally occluded coronary arteries and atrial fibrillation, is highly problematic using conventional catheter-based techniques. Additionally, many patients with multi-vessel disease and certain complex arrhythmias are often referred to other therapies because of the difficulty in controlling the working tip of disposable interventional devices. As a result, these patients are typically referred to more invasive surgeries or largely ineffective drug therapy. Because the Stereotaxis System provides precise, computerized control of the working tip of disposable interventional devices, we believe that it enables chronic totally occluded coronary arteries and atrial fibrillation to be treated interventionally, and permits physicians to predictably treat complex cases involving partially occluded coronary arteries and arrhythmias.

•	Improve outcomes by optimizing therapy. Difficulty in controlling the working tip of disposable interventional devices leads to sub-optimal results in many procedures. Precise instrument control is necessary for treating a number of cardiac conditions, including arrhythmias, where precise placement of an ablation catheter against a beating inner heart wall is necessary, and congestive heart failure, where precise navigation within the coronary venous system for optimal placement of pacemaker leads is required. Precise and correct navigation and placement of expensive drug-eluting stents also have a significant impact on procedure costs and outcomes. We believe the Stereotaxis System can enhance procedure results by improving navigation of disposable interventional devices to treatment sites, and by effecting more precise treatments once these sites are reached.

•	Enhance hospital efficiency by reducing and standardizing procedure times, disposables utilization and staffing needs. Interventional procedure times currently range from several minutes to many hours as physicians often engage in repetitive, “trial and error” maneuvers due to difficulties with manually controlling the working tip of disposable interventional devices. By reducing both navigation time and the time needed to carry out therapy at the target site, we believe that the Stereotaxis System can reduce complex interventional procedure times by 30% or more compared to manual procedures. We believe the Stereotaxis System can also reduce the variability in procedure times compared to manual methods. Greater standardization of procedure times allows for more efficient cath lab scheduling. We also believe that additional cost savings from the Stereotaxis System result from decreased use of multiple catheters and guidewires in procedures compared with manual methods and also from decreased staff requirements during procedures, which further enhances the rate of return to hospitals.

•	Improve the efficacy of complex cardiology procedures by enhancing physician skill levels. Training required for physicians to carry out manual interventional procedures typically takes years, over and above the training required to become a specialist in cardiology, leading to a shortage of interventional physicians for more complex procedures. The Stereotaxis System can allow procedures that previously required the highest levels of manual dexterity and skill to be performed effectively by a broader range of interventionalists, with more standardized outcomes. In addition, interventional physicians can be trained to use the Stereotaxis System in a relatively short period of time. The Stereotaxis System can also be programmed to carry out sequences of complex navigation automatically.

•	Improve patient and physician safety by reducing procedure times and minimizing x-ray exposure and the use of contrast dye injections. During conventional catheter-based procedures, both the physician, who stands by the patient table to manually control the catheter, and the patient are exposed to the potentially harmful x-ray fluoroscopy field. This exposure can be minimized by reducing procedure times. Reducing procedure times is also beneficial to the patient because there is a direct correlation between complication rates and procedure length. Shorter procedure times and improved navigation result in reduced use of contrast dye injections which are potentially harmful to the patient. The Stereotaxis System can further improve physician safety by enabling them to conduct procedures remotely from an adjacent control room, which reduces their exposure to harmful radiation and helps alleviate orthopedic problems that often result from wearing heavy lead vests to shield them from x-ray exposure during procedures.

Business Strategy

       Our goal is to establish the Stereotaxis System as the standard of care for complex interventional procedures in cardiology by bringing magnetic instrument control into standard interventional clinical practice. The key elements of our strategy for achieving this goal are to:

•	Leverage the efficiency and productivity improvements enabled by our system to present a compelling economic justification to hospitals. We believe our system enhances the rate of return to hospitals by optimizing cath lab economics, reducing procedure times, disposable interventional device usage and staffing requirements during procedures. This allows us to present a compelling economic justification to hospitals for the purchase of our systems.

•	Integrate our system with our key strategic partners’ products and leverage our partnerships to assist in further development, commercialization, sales and service of our products. We are integrating our system with Siemens’ and Philips’ widely used imaging equipment and J&J’s advanced 3D catheter location sensing technology to provide seamless integration of instrument control and visualization and a toolkit of disposable interventional devices that we believe will enable new therapeutic solutions in the cath lab. We intend to continue leveraging the sales, distribution, service and maintenance expertise of our strategic partners to facilitate co-placement of integrated systems and disposable interventional devices and to support and maintain our equipment at installed sites. See “Business — Collaborations” for a further description of our strategic partnerships. We intend to selectively expand the number of co-marketing agreements that we have with major companies in the cath lab market in order to augment the effectiveness of our direct sales force and distribution network, and to add distributors to extend coverage to key areas outside the U.S. We also intend to selectively enter into additional licensing, development and manufacturing partnerships with major disposables companies in order to expand the number of magnetically controlled disposable interventional devices that can be used with the Stereotaxis System. We will continue to outsource major components and sub-assemblies of our equipment to maximize manufacturing flexibility and lower fixed costs, while maintaining quality control by completing final system assembly and inspection in-house.

•	Provide an essential digital link in the cath lab between imaging systems and instrument control. We intend to maintain an open architecture approach to connectivity in the cath lab in order to encourage the major imaging companies to consider Stereotaxis an essential ingredient for digital integration and automation in the cath lab. We believe that integrating our system with key imaging and visualization technologies using an open architecture approach is a key element in establishing our system as the standard of care for complex interventional procedures.

•	Expand clinical applications for, and utilization of, our technology. We intend to pursue clinical research with leading interventional cardiologists and electrophysiologists in order to further develop and expand the range of clinical applications for magnetic instrument control in the field of cardiology. We also intend to provide comprehensive training and educational programs for physicians regarding the use and benefits of our system in order to increase the overall utilization of our technology. We believe that we can build on our experience in the cardiology field to expand the scope of our technology to other major clinical areas where there are potential unmet needs for better device navigation and control.

•	Capitalize on our technology leadership to enhance our competitive position. We intend to enhance and maintain our technology leadership with focused research and development. We also intend to build on our “first mover” advantage to establish Stereotaxis as the preferred approach for cath lab automation, by providing continuous improvement of our technology and user-friendly software. We will continue to protect our intellectual property through additions to our already significant patent portfolio in order to cover the key aspects of our technology, including new magnet designs, catheter and guidewire designs, remote control systems, systems integration and automation and software development.

Overview of the Stereotaxis System

       Our proprietary Stereotaxis System provides the physician with precise remote digital instrument control through user friendly “point and click” and/or joystick-operated technology, which can be operated either from beside the patient table, as in traditional interventional procedures, or from a room adjacent to the patient and outside the x-ray fluoroscopy field. The NIOBE cardiology magnet system navigates disposable interventional devices to the treatment site through complex paths in the blood vessels and chambers of the heart to carry out treatment using computer controlled, externally applied magnetic fields to directly govern the motion of the working tip of these devices, each of which has a magnetically sensitive tip that predictably responds to magnetic fields generated by our system. Because the working tip of the disposable interventional device is directly controlled by these external magnetic fields, the physician has the same degree of control regardless of the number or type of turns, or the distance traveled, by the working tip to arrive at its position in the blood vessels or chambers of the heart, which results in highly precise digital control of the working tip of the disposable interventional device while still giving the physician the option to manually advance the catheter.

       Through our alliances with Siemens, Philips and J&J, this precise digital instrument control has been integrated with the visualization and information systems used during interventional cardiology and electrophysiology procedures in order to provide the physician with a fully-integrated and automated information and instrument control system. We have integrated our Stereotaxis System with Siemens’ digital x-ray fluoroscopy system, and we are in the process of integrating with Philips’ digital x-ray fluoroscopy system. In addition, we are integrating the Stereotaxis System with J&J’s 3D catheter location sensing technology, to provide accurate real-time information as to the 3D location of the working tip of the instrument, and with J&J’s ablation tip technology. We believe that the combination of these features will provide more effective instrument control and therapy delivery.

       Under the joint integration programs with each of Philips and J&J, we have completed the products definition phase, establishing detailed descriptions and technical specifications for the integrated systems with each partner and for the initial set of jointly developed disposable international devices with J&J. We have established separate joint development teams with each of these collaboration partners, and the teams are working toward the implementation of the joint integrated product specifications and developing engineering, marketing and clinical programs. We expect the initial commercial introduction of Stereotaxis Systems integrated with J&J’s 3D catheter location sensing technology and with Philips’ digital x-ray fluoroscopy system to occur in 2005.

       The components of the Stereotaxis System are identified and described below:

Systems

       NIOBE Cardiology Magnet System. Our NIOBE cardiology magnet system utilizes two permanent magnets mounted on articulating or pivoting arms that are enclosed within a stationary housing, with one magnet on either side of the patient table, inside the cath lab. These magnets generate magnetic navigation fields that are less than 10% of the strength of fields typically generated by MRI equipment and therefore require significantly less shielding, and cause significantly less interference, than MRI equipment.

       NAVIGANT Advanced User Interface. The NAVIGANT advanced user interface is an integrated information and control center that consolidates the key information sources used by interventional cardiologists and electrophysiologists and allows these physicians to provide instrument control directions to precisely govern the motion of the working tip of disposable interventional devices.

       The NAVIGANT advanced user interface consists of:

•	configurable display screens located both next to the patient table inside the cath lab and in the adjacent control room, outside the x-ray fluoroscopy field, that provide advanced visualization and information integration to the physician;

•	sophisticated embedded device software and system control algorithms that are integrated with our disposable interventional devices to facilitate ease of use and improved navigation of these devices;

•	computer joystick or mouse control which the physician uses to direct the motion of the working tip of the disposable interventional device, either from inside the cath lab or from the adjacent control room; and

•	a software package designed for interventional cardiology or electrophysiology, or both, as well as optional application software tailored for specific clinical procedures.

       CARDIODRIVE Automated Catheter Advancer. Where the physician is conducting the procedure from the adjacent control room, the CARDIODRIVE automated catheter advancer is used to advance and retract the catheter in the patient’s heart while the NIOBE magnets precisely steer the working tip of the device.

       We have received the FDA clearance and the CE Mark necessary for us to market the NIOBE cardiology magnet system, the NAVIGANT advanced user interface and the CARDIODRIVE automated catheter advancer in the U.S. and Europe.

Disposables and Other Accessories

       Our system is designed to use a toolkit of proprietary disposable interventional devices. The toolkit currently consists of:

•	our suite of CRONUS coronary guidewires suitable for use in interventional cardiology procedures for the introduction and placement of over-the-wire therapeutic devices, such as biventricular pacing leads used in cardiac resynchronization therapy for treating congestive heart failure;

•	our TANGENT electrophysiology mapping catheter used to locate aberrant electrical signals in the heart; and

•	our HELIOS electrophysiology ablation catheter used for certain arrhythmia treatments.

       We have received the FDA clearance and the CE Mark necessary for us to market our suite of CRONUS coronary guidewires and our electrophysiology mapping catheter in the U.S. and Europe. In addition, we have received the CE Mark for our HELIOS electrophysiology ablation catheter and, in the U.S., expect to complete clinical trials in 2004 and subsequently file for a PMA.

       Through our alliance with J&J, we are co-developing a range of ablation catheters that can be navigated with our system, with and without J&J’s 3D catheter location sensing technology. We are also developing disposable interventional devices for other applications. In addition, we have developed plastic software keys, or smart chips, that allow our system to recognize specific disposable interventional devices in order to prevent unauthorized use of our system.

       We believe that we can adapt most disposable interventional devices for use with our system by using our proprietary technology to add an inexpensive micro-magnet at their working tip. This micro-magnet is activated by an external magnetic field, which allows interventional devices with tip dimensions as small as 14 thousandths (0.014) of an inch to be oriented and positioned in a predictable and controllable fashion. We believe this approach to bringing digital control to disposable interventional devices using embedded magnets can simplify the overall design of these devices and reduce their manufacturing costs because mechanical controls are no longer required.

Clinical Applications

       We have initially focused our clinical and commercial efforts on applications of the Stereotaxis System in complex interventional cardiology procedures for the treatment of coronary artery disease, and in electrophysiology procedures for the treatment of arrhythmias. Our system potentially has broad applicability in other areas, such as interventional neurosurgery, interventional neuroradiology, peripheral vascular, pulmonology, urology, gynecology and gastrointestinal medicine, and our patent portfolio has been structured to permit expansion into these areas.

Interventional Cardiology

       Nearly half a million people die annually from coronary artery disease, a condition in which the formation of plaque in the coronary arteries obstructs the supply of blood to the heart, making this the leading cause of death in the U.S. Despite various attempts to reduce risk factors, each year over one million patients undergo interventional procedures in an attempt to open blocked vessels and another half a million patients undergo open heart surgery to bypass blocked coronary arteries.

       Blockages within a coronary artery, often called lesions, are categorized by degree of obstruction as partial occlusions, non-chronic total occlusions and chronic total occlusions. Lesions are also categorized by the degree of difficulty with which they can be opened as simple or complex. If the blockage is in an easy to reach location, it can typically be treated by pushing a guidewire through the portion of the vessel that is blocked with plaque, expanding a small balloon to compress the plaque against the artery walls in order to open the artery, and then finally deploying a stent, which is a small metal scaffold, to help keep the artery open. If a blockage is located within tortuous vasculature, however, the physician must navigate the guidewire through a series of sharp turns, making the blockage very difficult to reach. Even if such lesions are reached, delivering a balloon or stent to the treatment site through tortuous anatomy can be difficult. In addition, complex lesions, such as chronic total occlusions, longer lesions, and lesions located within smaller diameter vessels, are often very difficult or time consuming to open with manual interventional techniques.

       Physicians are currently performing approximately 1.8 million interventional cardiology procedures worldwide each year, and we estimate that approximately 15%, or 270,000, of these procedures are complex and therefore require longer procedure times and may have sub-optimal outcomes. We believe that our system can substantially benefit this subset of complex interventional cardiology procedures, including procedures involving:

•	Complex partial occlusions, complex non-chronic total occlusions and chronic total occlusions. Treatment of these complex lesions is generally more problematic due to the difficulty in steering and pushing a guidewire through them. Because our system provides precise computerized control of the working tip of a guidewire, it can enable physicians to more easily locate small openings in, and to advance a guidewire across, these lesions. Also, our magnetically steerable microcatheter can help steer a variety of conventional wire products, some of which are designed to cross complex lesions, but which otherwise lack the controlled steering needed to avoid perforating the vessel wall. The ability to cross complex lesions such as chronic total occlusions has grown increasingly important due to the effectiveness of drug eluting stents in treating these lesions. Since approximately one-fifth of patients referred to bypass surgery have chronic total occlusions, we believe a significant number of patients could be treated interventionally instead of surgically if more of these lesions could be opened for stenting.

•	Tortuous Anatomy. We estimate that between 10 and 15% of all interventional procedures require physicians to navigate a disposable interventional device through a series of sharp turns in the patient’s vasculature. Navigating through tortuous anatomy using manual interventional techniques can be very time consuming and physicians often cannot reach the lesion or manipulate the balloon or stent across the lesion once it is reached. Because our system allows the working tip of disposable interventional devices to be precisely oriented regardless of the number of turns that have occurred, our technology allows physicians to more effectively navigate these devices through complex vasculature and deliver balloons and stents to treatment sites for therapy.

•	Stent placement. The likelihood of restenosis, or re-blockage of cleared arteries, is greatly increased in multi-vessel diseased patients whose blockages are typically more diffusely distributed throughout longer lengths of the vessel. As a result, these patients are often referred to invasive bypass surgery. We expect that drug-eluting stents, which dramatically reduce the likelihood of restenosis, will enable patients with more complex lesions to be treated interventionally rather than with bypass surgery. In order to treat this new group of patients, however, physicians will need to place stents in more challenging or remote locations. By using externally applied magnetic fields to precisely direct a stent through a patient’s vasculature, we believe that our system allows these devices to be more easily navigated to these difficult to reach treatment sites.

•	Small Vessels. Based on our interpretation of various medical studies, we have determined that diabetic patients usually comprise about 20 to 30% of U.S. hospital’s interventional procedure volume. These patients generally have smaller vessels, which often contain longer lesions with more diffusely distributed blockages, as well as tortuous anatomy, making guidewire navigation and stent delivery extremely difficult. We believe that these patients can benefit significantly from the improved disposable interventional device navigation enabled by our system.

Electrophysiology

       The rhythmic beating of the heart results from the transmission of electrical impulses through the heart. When these electrical impulses are mis-timed or uncoordinated, the heart fails to function properly, resulting in complications that can range from fatigue to stroke or death. Over four million people in the U.S. currently suffer from the resulting abnormal heart rhythms, which are known as arrhythmias.

       Drug therapies for arrhythmias often fail to adequately control the arrhythmia and may have significant side effects. Consequently, physicians have increasingly sought more permanent, non-pharmacological, solutions for arrhythmias. The most common interventional treatment for arrhythmias, and in particular tachyarrhythmias, where the patient’s heart rate is too high, is an ablation procedure in which the diseased tissue giving rise to the arrhythmia is isolated or destroyed. Prior to performing an electrophysiology ablation, a physician typically performs a diagnostic procedure in which the electrical signal patterns of the heart wall are “mapped” to identify the heart tissue generating the aberrant electrical signals. Following the mapping procedure, the physician may then use an ablation catheter to disable the aberrant signal or signal path, restoring the heart to its normal rhythm. In cases where an ablation is anticipated, physicians will choose an ablation catheter and perform both the mapping and ablation with the same catheter.

       Based on an analysis of industry data, we have determined that physicians are currently performing approximately 800,000 electrophysiology procedures worldwide each year, including approximately 500,000 electrophysiological mapping procedures, approximately 240,000 ablation procedures and approximately 60,000 other procedures such as treatment of atrial fibrillation and congestive heart failure. We believe the Stereotaxis System is particularly well-suited for those electrophysiology procedures which are time consuming or which can only be performed by highly experienced physicians, which we estimate to be approximately 30% of all electrophysiology procedures performed worldwide each year. We estimate that the number of these complex procedures is growing at a rate of approximately 12% per year. These procedures include:

•	Lengthy Ablations. For the more routine but lengthy mapping and ablation procedures, our system offers the unique benefit of automating the procedure and directing catheter movement from the control room, saving the physician time and helping to avoid unnecessary exposure to high doses of radiation.

•	Atrial Fibrillation. A common cause of sustained abnormal heart rhythm, atrial fibrillation, is a particular type of arrhythmia characterized by rapid, disorganized contractions of the heart’s upper chambers, the atria, which lead to ineffective heart pumping and blood flow and can be a major risk factor for stroke. The majority of potential patients cannot benefit from manual catheter-based procedures for atrial fibrillation because they are extremely complex and are performed by only the most highly skilled electrophysiologists. They also typically have much longer procedure times than conventional ablation cases and success rates that are only in the 50% to 80% range. We believe that our system can allow these procedures to be performed by a broader range of electrophysiologists and, by automating some of the more complex ablation routines, can standardize and reduce procedure times and significantly improve outcomes.

•	Bi-Ventricular Pacing. Congestive heart failure is a potentially fatal condition in which the heart muscle is damaged to the point that it is unable to provide adequate blood flow rate through the body. A new therapy, dual chamber cardiac resynchronization therapy, or bi-ventricular pacing, has shown promise in the treatment of a certain type of congestive heart failure in which the left and right sides of the left ventricle do not contract at the same time. The procedure used to carry out this therapy involves the placement of a pacemaker lead into the coronary venous system of the heart. Interventional treatment of this patient population is growing rapidly but the placement of the venous pacing lead with manual interventional technologies is highly challenging and time consuming, and less than optimal lead placement can contribute to poor outcomes. The unpredictability of procedure times also makes efficient cath lab scheduling very difficult in these cases. We estimate that approximately 50,000 biventricular pacing leads are currently placed per year worldwide. Industry estimates indicate, however, that if there were a more effective method of placing these pacing leads, more than 700,000 congestive heart failure patients per year in the U.S. would be eligible for the procedure.

       We believe that our system can address the current challenges in electrophysiology by permitting the physician to remotely navigate disposable interventional devices from a control room outside the x-ray field. Our system also allows for more predictable and efficient navigation of these devices to the treatment site, including the left atrium for atrial fibrillation procedures, and enables appropriate contact force to be maintained to effect ablations on the wall of the beating heart. We also believe that our system will significantly lower the skill barriers required for physicians to perform complex electrophysiology procedures and, additionally, improve cath lab efficiency and reduce disposable interventional device utilization.

Interventional Neuroradiology, Neurosurgery and Other Interventional Applications

       Physicians used a predecessor to our NIOBE system to conduct a number of procedures for the treatment of brain aneurysms, a condition in which a portion of a blood vessel wall balloons and which can result in debilitating or fatal hemorrhagic strokes. Traditional treatment for brain aneurysms involves highly invasive open brain surgery. Interventional procedures have evolved for filling the aneurysm with platinum micro-coils delivered to the site in order to reduce blood flow within the aneurysm. We believe that the Stereotaxis System has the potential to be adapted for use in the interventional treatment of brain aneurysms, by enabling physicians to reach a broader range of aneurysm targets, and by making procedure times for these cases more predictable.

       The Stereotaxis System also has a range of potential applications in minimally invasive neurosurgery, including biopsies and the treatment of tumors, treatment of vascular malformations and, when deliverables are commercialized by third parties, delivery of pharmacological compounds and deep brain stimulators. We have successfully conducted what we believe to be the first human surgical procedures ever conducted using computerized control in our neurosurgery program by navigating complex pathways through brain tissue to multiple target sites. The Stereotaxis System also has applicability in the respiratory, gastro-intestinal and genito-urinary systems, for diagnosis and treatment of diseases affecting the lungs, prostate, kidneys, colon and small intestine. We do not anticipate any significant revenue from these programs in the near term.

Collaborations

       We have entered into collaborations with three technology leaders in the global cath lab market, Siemens, Philips and J&J, that we believe will aid us in commercializing our Stereotaxis System. We believe our two imaging partners, Siemens and Philips, have a combined installed base of more than 2,200 cardiology cath labs in the U.S.

       We believe that these collaboration arrangements are favorable to Stereotaxis because they:

•	provide for the integration of our system with market leading digital imaging and 3D catheter location sensing technology, as well as disposable interventional devices;

•	allow us to leverage the sales, distribution, service and maintenance expertise of our strategic partners; and

•	enable operational flexibility by not requiring us to provide any of our strategic partners with a right of first refusal in the event that another party wants to acquire us or with board representation where a strategic partner has made a debt or equity investment in us.

Imaging Partners

       Siemens Alliance. In June 2001, we entered into an alliance with Siemens, a global leader in cath lab equipment sales, including x-ray fluoroscopy systems. Under this alliance, we successfully integrated our Stereotaxis System with Siemens’ digital fluoroscopy system to provide advanced cath lab visualization and instrument control through user-friendly computerized interfaces. We also coordinate our sales efforts with Siemens to co-place integrated systems at leading hospital sites in the U.S. and Europe. Under this alliance and under a separate services agreement, Siemens provides site planning, project management, equipment maintenance and support services for our products directly to our customers. To date, all of our systems placed for clinical use have been integrated with Siemens’ digital fluoroscopy systems.

       In May 2003, we entered into an expanded alliance with Siemens, under which we are collaborating to produce what we believe will be market leading technology to provide physicians with real-time 3D visualization of a patient’s anatomy during a procedure by integrating pre-operative MRI and CT data with x-ray fluoroscopic data. We also agreed to integrate our instrument control technology with Siemens’ imaging technology in order to develop new solutions in cardiology and, potentially, in interventional radiology. Where Siemens’ proprietary technology is incorporated into products being co-developed under this expanded alliance, there are restrictions on our ability to use that technology to sell Stereotaxis Systems integrated with other third party x-ray imaging systems. These restrictions expire 12 months after the placement of the first integrated system under this expanded alliance or on December 31, 2005, whichever is earlier. We have also entered into a separate development agreement for the Japanese market under which Siemens will coordinate regulatory approval and distribute, install and service our Stereotaxis Systems, whether integrated with the x-ray system of Siemens, or other third parties, in Japan. We have also entered into a software distribution agreement with Siemens under which we have the right to sublicense Siemens’ 3D pre-operative image navigation software as part of our NAVIGANT advanced user interface.

       Concurrently with entering into the expanded alliance, Siemens invested $10 million in our Series E preferred stock in 2003. Siemens also holds a $2 million note convertible into Stereotaxis common stock, which was issued by us in connection with the purchase of certain of Siemens’ intellectual property in August 2003 and which will convert upon the closing of this offering. See “Certain Relationships and Related Party Transactions”.

       Philips Alliance. In October 2003, we entered into an alliance with Philips, another recognized global leader in cath lab sales, pursuant to which we agreed to integrate our Stereotaxis System with Philips’ digital x-ray fluoroscopy system to achieve seamless integration of our instrument control technology and Philips’ digital x-ray imaging on a user friendly basis. We also agreed with Philips to identify areas of concentration for bringing new solutions to integration of information sources and instrument control in the cath lab in cardiology and neurology. Under this alliance, we will coordinate our sales efforts with Philips in order to co-place our integrated systems. Philips also agreed to pay our engineering and other costs of the integration and related research and development work, and agreed to purchase a maximum of three promotional integrated Stereotaxis Systems from us for installation at agreed upon “centers of excellence” by no later than December 31, 2004 or, at our election, January 31, 2005. Additionally, Philips has agreed to pay various co-placement fees to Stereotaxis for each of the first 70 systems integrated with Philips that are shipped commercially. The total amount that we are entitled to receive from Philips under this agreement for research and development costs, co-placement fees and the purchase of our promotional integrated Stereotaxis Systems is capped at $7.5 million.

Disposables Partner

       J&J Alliance. We entered into an alliance with J&J in May 2002 pursuant to which we agreed to integrate J&J’s advanced Biosense 3D catheter location sensing technology, which we believe has the leading market position in this important field of visualization for electrophysiology procedures, with our instrument control system, and to jointly develop associated location sensing electrophysiology mapping and ablation catheters that are navigable with the Stereotaxis System. We believe that these integrated products will provide physicians with the elements required for effective complex electrophysiology procedures: highly accurate information as to the exact location of the catheter in the body and highly precise control over the working tip of the catheter. We also agreed to coordinate our sales force efforts with J&J in order to place J&J Biosense CARTO Systems and our Stereotaxis Systems that, together with the co-developed catheters, will comprise the full integration of our instrument control and 3D location sensing technologies in the cath lab. We expanded this alliance in November 2003 to include the parallel integration of our instrument control technology with J&J’s full line of non-location sensing mapping and ablation catheters that are relevant to our targeted applications in electrophysiology.

       The co-developed catheters will be manufactured and distributed by J&J, and each of the parties agreed to contribute to the resources required for their development. We are entitled to royalty payments from J&J, payable quarterly based on a profit formula for sales of the co-developed catheters, and our revenue share increases under certain circumstances. Under this alliance, we agreed to certain restrictions on our ability to co-develop and distribute catheters competitive with those we are developing with J&J and granted J&J certain notice and discussion rights for product development activities we undertake relating to localization and magnetically enabling interventional disposable devices in cardiology fields outside of electrophysiology and mapping. In connection with our expanded alliance, J&J also invested $9.5 million in our Series E-1 preferred stock in 2003.

       Either party may terminate this alliance in certain specified “change of control” situations, although the termination would not be effective until one year after the change of control and then would be subject to a wind-down period during which J&J would continue to supply co-developed catheters to us or to our customers for three years (or, for non-location sensing mapping and ablation catheters, until our first sale of a competitive product after a change of control, if earlier than three years). If we terminate the agreement under this provision, we must pay a termination fee to J&J equal to 5% of the total equity value of Stereotaxis in the change of control transaction, up to a maximum of $10 million. We also agreed to notify J&J if we reasonably consider that we are engaged in substantive discussions in respect of the sale of the company or substantially all of our assets. See “Certain Relationships and Related Party Transactions”.

Research and Development

       Our research and development team consists of 53 people focused on system and disposable interventional device development. We have assembled an experienced group of engineers and physicists with recognized expertise in magnetics, software, control algorithms, systems integration and disposable interventional device modeling and design.

       Our research and development efforts are focused in three major areas:

•	continuing to enhance our existing system through ongoing product and software development;

•	designing new proprietary disposable interventional devices for use with our system; and

•	developing next generation versions of our system.

       Our research and development team collaborates with our strategic partners, Siemens, Philips, and J&J, to integrate our Stereotaxis System’s open architecture platform with key imaging, location sensing and information systems in the cath lab. We have also collaborated with a number of highly regarded interventional physicians in key clinical areas and have entered into agreements with a number of universities and research institutions, which serve to increase our access to world class physicians and scientists and to expand our name recognition in the medical community.

       We have historically spent a significant portion of our capital resources on research and development, incurring $14.3 million in 2002 and $13.5 million in 2003 in research and development expenses.

       Our leadership position in magnetic navigation research and development is highlighted by the commercial, academic and research institutions that are using our Stereotaxis System. Our Stereotaxis System is in use at many of the leading medical and scientific institutions, including: Washington University School of Medicine in St. Louis, Missouri; University of Oklahoma Health Sciences Center in Oklahoma City, Oklahoma; Central Baptist Heart Hospital in Lexington, Kentucky; St. Georg General Hospital in Hamburg, Germany; University of Aachen School of Medicine in Aachen, Germany; Trinity Mother Frances Hospital in Tyler, Texas; Erasmus Medical Center in Rotterdam, the Netherlands; Massachusetts General Hospital in Boston, Massachusetts; Providence Health Center in Waco, Texas; The Methodist Hospital in Houston, Texas; University of Iowa Hospital in Iowa City, Iowa; Medical College of Virginia, in Richmond, Virginia; St. Thomas Hospital, in Nashville, Tennessee; Medical University of South Carolina, in Charleston, South Carolina; and Swedish Medical Center, in Seattle, Washington.

Customer Service and Support

       Stereotaxis has contracted with Siemens to provide worldwide maintenance and support services to our customers for our integrated products. This allows us to leverage Siemens’ extensive maintenance and support infrastructure for direct, on-site technical support activities, including its call center, customer support engineers and service parts logistics and delivery. It also provides a single point of contact for the customer and allows us to focus on providing installation, training, and back-up technical support. We have followed the same strategy with Philips and intend to do the same with other potential collaboration partners in the future.

       Our back-up technical support includes a combination of on-line, telephone and on-site technical assistance services 24 hours a day, seven days a week. We have also hired service and support engineers with networking and medical equipment expertise, and have outsourced a portion of our support services. We offer several different levels of support to our customers, including basic hardware and software maintenance, extended software maintenance, and rapid response capability for both parts and service.

Manufacturing

NIOBE Systems

       Our manufacturing strategy for our NIOBE system is to sub-contract the manufacture of major components and to complete the final assembly and testing of those components in-house in order to control quality. This permits us to focus on our core competencies in magnet design, magnetic physics, magnetic instrument control and navigational algorithms. Approximately 8,000 square feet of our St. Louis, Missouri facility is dedicated to systems assembly, testing and inspection.

Disposable Interventional Devices

       Our manufacturing strategy for disposable interventional devices is to outsource their manufacture through subcontracting and through our alliance with J&J and to expand partnerships for other interventional devices. We currently maintain pilot level manufacturing capability along with strong relationships with component level suppliers. We also manufacture prototype disposables to facilitate product development. We have approximately 5,000 square feet allocated to disposables manufacturing, assembly, testing and inspection with approximately 1,300 square feet of clean rooms in Maple Grove, Minnesota.

Software

       The software components of the Stereotaxis System, including control and application software, is developed both internally and with integrated modules we purchase or license. We perform final testing of software products in-house prior to their commercial release.

General

       Our manufacturing facilities operate under processes that meet the FDA’s requirements under the Quality System Regulation, or QSR. In 2003, the FDA audited our Maple Grove, Minnesota facility for regulatory compliance, and no deficiencies were noted. A European regulatory agency audited each facility in 2001, found them to be in compliance with the requirements of ISO 9001, and issued a formal certification from the ISO Registrar in January of 2002. If we fail to remain in compliance with the FDA or ISO 9001 standards, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with such standards. We cannot be certain that our facilities will comply with the FDA or ISO 9001 standards in future audits by regulatory authorities.

       Our products require a number of complex operations, including multiple fabrication and assembly processes. We purchase both custom and off-the-shelf components from a number of certified suppliers and subject them to stringent quality processes. We apply periodic quality reviews of our suppliers and have established a supplier selection approval process. Some of the components necessary for the assembly of our products are supplied by a single supplier. Establishing additional or replacement suppliers for certain of those components cannot be done quickly. The disruption of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. We purchase components through both short and long-term supply arrangements and generally do not maintain large volumes of inventory. We currently have a long-term supply agreement for the supply of the permanent magnet assemblies used in our Stereotaxis System. We believe we have the ability to double our manufacturing capacity within six months to accommodate a significant increase in sales volume of our Stereotaxis System.

       Lead times for materials and components ordered by us and our contract manufacturers vary and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. We and our contract manufacturers acquire materials, complete standard subassemblies and assemble fully configured systems based on sales forecasts. If orders do not match forecasts, we and our contract manufacturers may have excess or inadequate inventory of materials and components. See “Risk Factors” for a discussion of various risks associated with our manufacturing strategy.

Sales and Marketing

       We market our products in the U.S. and Europe through a direct sales force of 16 senior sales specialists, supported by six account managers that provide training, clinical support, and other services to our customers. In addition, our strategic alliances form an important part of our sales and marketing strategy. We leverage the sales forces of Siemens and Philips to co-market integrated systems on a worldwide basis. This approach allows us to coordinate our marketing efforts with our strategic partners while still dealing directly with the customer. J&J will exclusively distribute our electrophysiology mapping and ablation catheters, co-developed pursuant to our alliance with them. We intend to increase our sales personnel and the number of account managers significantly over the next 24 months and to enter into distribution and sales representative arrangements to market our products in the rest of the world.

       Our sales and marketing process has two important steps: (1) selling systems directly and through co-marketing agreements with our imaging partners, Siemens and Philips and through distributors; and (2) leveraging our installed base of systems to drive recurring sales of disposable interventional devices, software and service.

       Step One: System sales. Our system sales strategy involves both direct selling, through our own sales force, and co-marketing with our strategic imaging partners, by leveraging these relationships to identify new or replacement cath labs being installed and then co-marketing integrated systems to the customer. Siemens and Philips have a major share of the cath lab installation market and therefore compete for a substantial number of potential cath lab installations on a worldwide basis, which gives us access to a large number of potential customers. These customers fall into three broad categories:

•	leading research institutions with physician thought leaders who are interested in performing complex new procedures enabled by our system;

•	high-volume commercial institutions interested in the efficiency benefits of our system; and

•	medium volume regional centers that are competing intensely for patients, attempting to minimize referrals of complex cases to other centers and focusing on gaining market share in their regional markets.

       Once we have identified potential customers, we approach capital equipment sales in five stages that bring significant predictability to our sales process. This allows us to measure the progress of each account in discrete steps through our sales funnel, and tailor our sales activity at each stage. The five-stage process includes the following, and has taken an average of 18 months for our 18 systems delivered to date:

•	Build initial customer interest: presentation of our value proposition;

•	Gain commitment: formal proposal with cost justification rationale;

•	Secure capital budget allocation: customer begins formal budget approval process for system acquisition;

•	Receive institutional approval: customer completes budget approval process and executes purchase order; and

•	System installation: installation begins as part of overall cath lab construction or refurbishment.

       As of June 30, 2004, we had purchase orders and other commitments for $19.2 million of our Stereotaxis Systems. There can be no assurance that we will recognize revenue in any particular period or at all because some of our purchase orders and other commitments are subject to contingencies that are outside of our control. In addition, these orders and commitments may be revised, modified or canceled, either by their express terms, as a result of negotiations or by project changes or delays. All of our systems placed to date have been integrated with Siemens’ digital x-ray fluoroscopy systems. We anticipate installing systems integrated with Philips’ digital x-ray fluoroscopy system in 2005.

       Step Two: Recurring sales of disposable interventional devices, software and service. Each of our systems utilizes proprietary disposable interventional devices, both our own and those we are co-developing with strategic partners, as well as software tailored to specific clinical applications. We provide training and clinical support to users of our systems in order to increase their familiarity with system features and benefits, and thereby increase usage. More frequent usage results in increased consumption of disposable interventional devices and software. While a basic one-year warranty is included with each system, we believe service contracts providing for enhanced levels of support and service beyond the basic warranty will become an important additional source of revenue.

       Our relationships with physician thought leaders in the fields of interventional cardiology and electrophysiology are an important component of our selling efforts. These relationships are typically built around research collaborations, and they enable us to better understand and articulate the most useful features and benefits of our system, and to develop new solutions to long-standing challenges in interventional medicine. We will continue to seek support and collaboration from highly regarded physicians in order to perform important research and accelerate market awareness and adoption of our systems.

Reimbursement

       We believe that substantially all of the procedures, whether commercial or in clinical trials, conducted in the U.S. with the Stereotaxis System have been reimbursed to date and that substantially all commercial procedures in Europe have been reimbursed. We expect that third-party payors will reimburse, under existing billing codes, our line of guidewires, as well as our line of ablation catheters and those on which we are collaborating with J&J. We expect healthcare facilities in the U.S. to bill various third-party payors, such as Medicare, Medicaid, other government programs and private insurers, for services performed with our products. We believe that procedures performed using our products, or targeted for use by products that do not yet have regulatory clearance or approval, are generally already reimbursable under government programs and most private plans. Accordingly, we believe providers in the U.S. will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing medically necessary procedures using our products on insured patients. We cannot assure you that reimbursement policies of third-party payors will not change in the future with respect to some or all of the procedures using the Stereotaxis System. See “Risk Factors” for a discussion of various risks associated with reimbursement from third-party payors.

Intellectual Property

       Our strategy is to patent the technology, inventions and improvements that we consider important to the development of our business. As a result, we believe that we have an extensive patent portfolio that protects the fundamental scope of our technology, including our magnet technology, navigational methods, procedures, systems, disposables interventional devices and our 3D integration technology. As of June 30, 2004, we had 41 issued U.S. patents, nine exclusively licensed U.S. patents, one exclusively licensed non-U.S. patent and three non-exclusively licensed U.S. patents. In addition, we had 56 pending U.S. patent applications, 13 pending non-U.S. patent applications, and nine Patent Cooperation Treaty applications. We also have a number of invention disclosures under consideration and several applications that are being prepared for filing. Accordingly, we anticipate that the number of pending U.S. patent applications will increase.

       Our patent portfolio covering magnet systems, including our NIOBE cardiology magnet system, is comprised of nine issued patents and 10 pending applications. We have 21 issued patents and 27 pending applications covering methods of magnetically controlling magnetic medical devices, including the fundamental method of magnetically orienting and mechanically advancing devices in the body. In addition, we have six issued patents and 18 pending applications covering disposable interventional devices, including electrophysiology catheters, guidewires, atherectomy devices, neuro and other devices and our CARDIODRIVE automated catheter advancer. Finally, we have eleven pending patent applications for our disposable interventional devices, interfaces and navigation techniques that cover non-magnetic medical navigation.

       The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. One or more of the above patent applications may be denied. In addition, our issued patents may be challenged, based on prior art circumvented or otherwise not provide protection for the products we develop. Furthermore, we may not be able to obtain patent licenses from third parties required for the development of new products for use with our system. We also note that U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful could result in the entire loss of our patent or the relevant portion of our patent and not just with respect to that particular infringer. Any litigation to enforce or defend our patents rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

       It would be technically difficult and costly to reverse engineer our Stereotaxis System, which contains numerous complex algorithms that control our disposable devices inside the magnetic fields generated by the Stereotaxis System. We further believe that our patent portfolio is broad enough in scope to enable us to obtain legal relief if any entity not licensed by us attempted to market disposable devices that can be navigated by the NIOBE system. We have developed plastic software keys, or smart chips, that allow our system to recognize specific disposable interventional devices in order to prevent unauthorized use of our system. We anticipate that these smart chips will be an important part of our disposable interventional device strategy going forward.

       We have also developed substantial know-how in magnet design, magnetic physics and magnetic instrument control that was developed in connection with the development of the Stereotaxis System, which we maintain as trade secrets. This centers around our proprietary magnet design, which is a critical aspect of our ability to design, manufacture and install a cost-effective cardiology magnet system that is small enough to be installed in a standard cath lab.

       We seek to protect our proprietary information by requiring our employees, consultants, contractors, outside partners and other advisers to execute nondisclosure and assignment of invention agreements upon commencement of their employment or engagement, through which we seek to protect our intellectual property. These agreements to protect our unpatented technology provide only limited and possibly inadequate protection of our rights. Third parties may therefore be able to use our unpatented technology, reducing our ability to compete. In addition, employees, consultants and other parties to these agreements may breach them and adequate remedies may not be available to us for their breaches. Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees or we have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and divert the attention of management and key personnel from our business operations. We also generally seek confidentiality agreements from third parties that receive our confidential data or materials.

       Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our technologies and products as well as successfully defending these patents against third-party challenges. Some of our technology was co-developed with third parties and these third parties may claim rights in our intellectual property. We may also be liable for patent infringement by third parties whose products we use or combine with ours and for which we have no right to indemnification. In addition, many countries, including certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. We expect to face expensive and time-consuming infringement actions, validity challenges and other intellectual property claims and proceedings, which are frequent in the medical device industry, and which divert management’s attention from our business. There are other risks associated with our patent portfolio and other intellectual property. Please refer to “Risk Factors” for a more complete description of these risks.

       University of Virginia. We have exclusively licensed six patents related to the field of magnetically guiding an element through the body and viewing it for medical use from the University of Virginia Patent Foundation. The UVA patents address earlier versions of our system which we do not believe are essential to the protection of our current business activities, although one of these patents could be construed to cover some of our current activities. To date, we have expensed a five percent royalty on sales of products that might arguably be covered by this patent and our business model assumes continued payment of this royalty to UVA. However, we have become aware of prior art that caused us to question the validity of this patent, and as a result, we have initiated a re-examination of the patent in the U.S. Patent and Trademark Office. If this reexamination finds the patent partially or completely invalid, our royalty obligations under the license agreement could be reduced or eliminated. We believe that our other patents would be sufficient to protect our technology in that event.

Competition

       The markets for medical devices are intensely competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion.

       We consider our primary competition to be existing manual catheter-based interventional techniques and surgical procedures. To our knowledge, we are the only company that has commercialized remote, digital and direct control of the working tip of catheters and guidewires for interventional use. Our success depends in part on convincing hospitals and physicians to convert existing interventional procedures to computer-assisted procedures.

       We expect to face competition from companies that are developing new approaches and products for use in interventional procedures, including robotic approaches that may be directly competitive with our technology. Many of these companies have an established presence in the field of interventional cardiology, including the major imaging, capital equipment and disposables companies that are currently selling products in the cath lab. We also face competition from companies who currently market or are developing drugs or gene therapies to treat the conditions for which our products are intended.

       We believe that the primary competitive factors in the market we address are capability, safety, efficacy, ease of use, price, quality, reliability and effective sales, support, training and service. The length of time required for products to be developed and to receive regulatory and reimbursement approval is also an important competitive factor. We believe Stereotaxis has an important “first mover” advantage in establishing clinical standards in these areas. See “Risk Factors” for a discussion of other competitive risks facing our business.

Government Regulation

       The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

       Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the billing practices of healthcare providers and the marketing of healthcare products. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.

       We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

U.S. Food and Drug Administration, or FDA, Regulation

       The Food and Drug Administration strictly regulates the medical devices we produce under the authority of the Federal Food, Drug and Cosmetic Act, or FFDCA, the regulations promulgated under the FFDCA, and other federal and state statutes and regulations. The FFDCA governs, among other things, the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, post market reporting and advertising and promotion of medical devices.

       Our medical devices are categorized under the statutory framework described in the FFDCA. This framework is a risk-based system which classifies medical devices into three classes from lowest risk (Class I) to highest risk (Class III). In general, Class I and II devices are either exempt from the need for FDA clearance or cleared for marketing through a premarket notification, or 510(k), process. Our devices that are considered to be general tools, such as our NIOBE cardiology magnet system and our suite of guidewires, or that provide diagnostic information, such as our TANGENT electrophysiology mapping catheters, are subject to 510(k) requirements. These devices are cleared for use as general tools which have utility in a variety of interventional procedures. Our therapeutic devices, such as our HELIOS ablation catheters, are subject to the premarket application, or PMA, process.

       If clinical data is needed to support a marketing application for our devices, generally, an investigational device exemption, or IDE, is assembled and submitted to the FDA. The FDA reviews and must approve the IDE before the study can begin. In addition, the study must be approved by an Institutional Review Board covering each clinical site. When all approvals are obtained, we initiate a clinical study to evaluate the device. Following completion of the study, we collect, analyze, and present the data in an appropriate submission to the FDA, either a 510(k) or PMA.

       Under the 510(k) process, the FDA determines whether or not the device is “substantially equivalent” to a predicate device. In making this determination, the FDA compares both the new device and the predicate device. If the two devices are comparable in intended use, safety, and effectiveness, the device may be cleared for marketing.

       Under the PMA process, the FDA examines detailed data relating to the safety and effectiveness of the device. This information includes design, development, manufacture, labeling, advertising, pre-clinical testing, and clinical study data. Prior to approving the PMA, the FDA generally will conduct an inspection of the facilities producing the device and one or more clinical sites where the study was conducted. The facility inspection evaluates the company’s readiness to commercially produce and distribute the device. The inspection includes an evaluation of compliance under the Quality System Regulation (QSR). Under certain circumstances, the FDA may convene an advisory panel meeting to seek review of the data presented in the PMA. If the FDA’s evaluation is favorable, the PMA is approved, and we can market the device in the U.S. The FDA may approve the PMA with conditions, such as post-market surveillance requirements.

       We evaluate changes made following 510(k) clearance or PMA approval for significance and if appropriate, make a subsequent submission to the FDA. In the case of a significant change being made to a 510(k) device, we submit a new 510(k). For a PMA device, we will either need approval through a PMA supplement or will need to notify the FDA.

       For our 510(k) devices, we design the submission to cover multiple models or variations in order to minimize the number of submissions. For our PMA devices, we rely upon the PMA approvals of our strategic partners to utilize the PMA supplement regulatory path rather than pursue an original PMA. Because of the differences in the amount of data and numbers of patients in clinical trials, a PMA supplement process is often much shorter than the amount of time and data required for approval of an original PMA.

       Currently our NIOBE cardiology magnet system, NAVIGANT advanced user interface, CARDIODRIVE automated catheter advancer, family of CRONUS coronary guidewires, and TANGENT electrophysiology mapping catheter have been cleared by the FDA to be used in interventional procedures. In addition, we have received the CE Mark for our HELIOS electrophysiology ablation catheter and, in the U.S., expect to complete clinical trials in 2004 and subsequently file a PMA.

       We are subject to risks associated with U.S. government regulation. See “Risk Factors” for a discussion of the specific regulatory risks associated with our business.

Foreign Regulation

       In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

       The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. The European Union requires that manufacturers of medical products obtain the right to affix the CE Mark to their products before selling them in member countries of the European Union. The CE Mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE Mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE Mark on its products and commercially distribute those products throughout the European Union.

       We have received the right to affix the CE Mark to each of our products that has received 510(k) clearance in the U.S. and also for our HELIOS ablation catheter. If we modify existing products or develop new products in the future, including new devices, we will need to apply for permission to affix the CE Mark to such products. We will be subject to regulatory audits, currently conducted biannually, in order to maintain any CE Mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE Mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE Mark to our products, we will no longer be able to sell our products in member countries of the European Union.

       In addition, through Siemens, we intend to submit an application for regulatory approval in 2004 with the Japanese Ministry of Health, Labor and Welfare for commercial use of the Stereotaxis System in Japan. Siemens has agreed to coordinate the regulatory approval process and act as distributor for our NIOBE cardiology magnet system and NAVIGANT advanced user interface in Japan, and we have begun to formulate our clinical plans for regulatory approval. We are currently formulating our clinical and regulatory plans for China and anticipate using Siemens to coordinate regulatory approval and distribute our products in China. We will evaluate regulatory approval in other foreign countries on an opportunistic basis.

Anti-Kickback Statute

       The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

       The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the OIG to issue a series of regulations, known as the “safe harbors” which it did, beginning in July of 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

       Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

       Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against sales personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. As part of our compliance program, we review our sales contracts and marketing materials to help assure compliance with the Anti-Kickback Statute and similar state laws. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and assert otherwise.

HIPAA

       The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

       In addition to creating the two new federal healthcare crimes, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Two standards have been promulgated under HIPAA: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, and the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. In addition, the Security Standards will require covered entities to implement certain security measures to safeguard certain electronic health information by April 21, 2005. Although we believe we are not a covered entity and therefore do not need to comply with these standards, our customers generally are covered entities and frequently ask us to comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards may entail significant and costly changes for us. If we fail to comply with these standards, it is possible that we could be subject to criminal penalties.

       In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Federal False Claims Act

       Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” or “qui tam” provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. The government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If it declines to do so, the individual may choose to pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the individual’s litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted laws modeled after the federal False Claims Act.

       When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the federal False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. Although simple negligence should not give rise to liability, submitting a claim with reckless disregard or deliberate ignorance of its truth or falsity could result in substantial civil liability. The False Claims Act has been used to assert liability on the basis of inadequate care, improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Certificate of Need Laws

       In approximately two-thirds of the states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or various types of advanced medical equipment, such as our Stereotaxis System. At present, many of the states in which we sell Stereotaxis Systems have laws that require institutions located in those states to obtain a certificate of need in connection with the purchase of our system, and some of our purchase orders are conditioned upon our customer’s receipt of necessary certificate of need approval. Certificate of need laws were enacted to contain rising health care costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new equipment or offering new services. A further increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Moreover, some states may have additional requirements. For example, we understand that California’s certificate of need law also incorporates seismic safety requirements which must be met before a hospital can acquire our Stereotaxis System.

Insurance

       We maintain general liability insurance, product liability insurance, directors and officers liability coverage, workers’ compensation insurance and other insurance coverage that we believe is customary in type and amounts for businesses of the type we operate.

Employees

       As of June 30, 2004, we had 134 employees, 53 of whom were engaged directly in research and development, 25 in manufacturing and service, 12 in regulatory, clinical affairs and quality activities, 30 in sales and marketing activities and 14 in general administrative and accounting activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

       We lease approximately 31,000 square feet of manufacturing and office space in St. Louis, Missouri. The St. Louis facility is leased through December 31, 2004, and we have the option to renew this lease for four additional three-month terms. We are considering extending our current lease or moving our St. Louis operations to new facilities in the St. Louis area in 2005. However, our St. Louis facilities are located in a center devoted generally to start-up and emerging companies, and our landlord may be unwilling to extend our lease on favorable terms or at all. If we are unable to, or elect not to, extend our lease and are required to search for and move to a new facility, it could divert the attention of our management and other key personnel from our business operations. We also lease approximately 10,000 square feet in Maple Grove, Minnesota. The Minnesota facility is leased through December 31, 2006. We believe that the Minnesota facility will be adequate to meet our needs through 2006.

Litigation

       We are involved from time to time in various lawsuits and claims arising in the normal course of business. Although the outcomes of these lawsuits and claims are uncertain, we do not believe any of them will have a material adverse effect on our business, financial condition or results of operations.

SCIENTIFIC ADVISORY BOARD

       The members of our Scientific Advisory Board provide important advice on the definition, prioritization and development of our clinical agenda, including the following components:

•	clinical and commercialization strategies;

•	clinical research, product development, testing and clinical use;

•	design and oversight of clinical studies;

•	educational programs for new users; and

•	validation of the value proposition.

Name	Position and Affiliation

Chairman
Ralph G. Dacey, Jr., M.D.	Chairman of Neurosurgery, Washington University School of Medicine, St. Louis
Electrophysiology
Bruce D. Lindsay, M.D.	Director, Clinical Electrophysiology Laboratory, Washington University School of Medicine, St. Louis
Warren Jackman, M.D.	Director of Clinical Electrophysiology, University of Oklahoma, Health Sciences Center, Oklahoma City
Prof. Dr. Karl-Heinz Kuck	Director of Cardiology, Allegemienes Krankenhaus St. Georg, Hamburg, Germany
Eric Prystowsky, M.D.	Director, Clinical Electrophysiology Lab, Care Group LLC, Indianapolis
Gery Tomassoni, M.D.	Director, Electrophysiology Lab, Central Baptist Hospital, Lexington
Peter Gallagher, M.D.	Director, Cardiac Research, Central Baptist Hospital, Lexington
Interventional Cardiology
Martin Leon, M.D.	Director, Interventional Cardiology, Cardiovascular Research Foundation, New York, New York
Jeffrey W. Moses, M.D.	Chief, Interventional Cardiology, Lenox Hill Hospital, New York, New York
Barry George, M.D.	FACC, FSCAI, Heart Specialists of Ohio, Columbus
Prof. Raoul Bonan	Professor of Medicine, Montreal Institute of Cardiology, Quebec
George W. Vetrovec, M.D.	Professor/ Division Head, Internal Medicine/ Cardiology, Medical College of Virginia, Richmond
Patrick W. Serruys, M.D., Ph.D.	Erasmus University of Rotterdam, the Netherlands
Neurosurgery
Matthew Howard, M.D.	Chairman of Neurosurgery, University of Iowa Hospitals and Clinics, Iowa City
Richard D. Bucholz, M.D.	Associate Director, Division of Neurosurgery, St. Louis University Hospital
M. Sean Grady, M.D.	Chairman, Department of Neurosurgery, The Hospital of the University of Pennsylvania, Philadelphia
Leonard H. Cerullo, M.D.	Chairman, Department of Neurosurgery, Chicago Institute of Neurosurgery & Neuroresearch
Interventional Neuroradiology
Michel Mawad, M.D.	Chairman, Department of Radiology, The Methodist Hospital, Baylor University School of Medicine, Houston
Christopher J. Moran, M.D.	Chairman, Department of Radiology, Washington University School of Medicine, St. Louis
Leonard H. Cerullo, M.D.	See above.
Pulmonology
Geoffrey McLennan, M.D., Ph.D.	Professor, Departments of Internal Medicine and Pulmonary Medicine, University of Iowa Healthcare, Iowa City

       We generally enter into agreements with our scientific advisory board members that restrict their ability to provide services to or participate in the formation of businesses that compete with us in the field of magnetic surgical navigation. As part of these agreements, the members of the scientific advisory board are asked to indicate any relationships or other agreements under which they owe any duties or obligations which they believe may create an actual or potential conflict with their duties and obligations under their agreements with us. We have reviewed the relationships disclosed by the scientific advisory board members and have determined that none of them result in either an actual or potential conflict with either our business or the duties and obligations of the scientific advisory board members.

MANAGEMENT

Executive Officers, Directors and Key Employees

       Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees. All of our directors were elected pursuant to the terms of a stockholders’ agreement. The stockholders’ agreement will terminate upon the closing of the offering. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement”.

Name	Age	Position(s)

Bevil J. Hogg	56	President and Chief Executive Officer, Director
Michael P. Kaminski	44	Chief Operating Officer
James M. Stolze	61	Vice President and Chief Financial Officer
Douglas M. Bruce	46	Senior Vice President, Research & Development
Melissa Walker	48	Vice President, Regulatory, Quality and Clinical Affairs
Fred A. Middleton	55	Chairman of the Board of Directors
Christopher Alafi, Ph.D.	40	Director
John C. Aplin, Ph.D.	58	Director
Ralph G. Dacey, Jr., M.D.	55	Director
Gregory R. Johnson, Ph.D.	60	Director
William M. Kelley	69	Director
Randall D. Ledford, Ph.D.	54	Director
Abhijeet J. Lele	38	Director
William C. Mills III	48	Director
David J. Parker	43	Director

       Bevil J. Hogg has served as our President, Chief Executive Officer and a director since June 1997. From 1994 through 1996, Mr. Hogg served as President and Chief Executive Officer of Everest & Jennings International Ltd., a manufacturer of wheelchairs and other hospital, home care and nursing home products. Prior to Everest & Jennings, he was a founder or co-founder of three companies, including Trek Bicycle Corporation. Mr. Hogg received a Diplome Superior d’Etudes Francaises from the Sorbonne (University of Paris, France).

       Michael P. Kaminski has served as our Chief Operating Officer since he joined Stereotaxis in April 2002. Prior to joining Stereotaxis, Mr. Kaminski spent nearly 20 years with Hill-Rom Company (Hillenbrand Industries). In his last position with Hill-Rom, Mr. Kaminski served as Senior Vice President of North American Sales and Service. Prior to that, he served as General Manager of the Acute Care Hospital Division of Hill-Rom, with P&L responsibility for subsidiaries with multiple manufacturing plants and over 150 service centers with revenue exceeding $750 million. Mr. Kaminski also led several new product development efforts, most notably as the director of the Advance product platform for Hill-Rom. Mr. Kaminski earned an M.B.A. from Xavier University and a B.S. in Marketing from Indiana University.

       James M. Stolze has served as our Vice President and Chief Financial Officer since he joined Stereotaxis in May 2004. Prior to joining Stereotaxis, Mr. Stolze spent eight years as Executive Vice President and Chief Financial Officer of MEMC Electronic Materials, Inc., from 1995 to 2003. While with MEMC, Mr. Stolze completed MEMC’s initial public offering in 1995 and an additional $250 million offering in 2003. Prior to MEMC, Mr. Stolze was an audit partner with KPMG LLP where he had responsibility for numerous publicly traded companies and served as a member of KPMG’s SEC Reviewing Partners Committee. Mr. Stolze currently sits on the board of directors and audit committee of ESCO Technologies, Inc., a public company listed on the New York Stock Exchange.

Mr. Stolze earned an M.B.A. from the University of Michigan and a B.S. in Mechanical Engineering from the University of Notre Dame and is a certified public accountant.

       Douglas M. Bruce has served as our Senior Vice President, Research & Development since he joined Stereotaxis in May 2001. Prior to joining Stereotaxis, Mr. Bruce was Vice President, Product Development and Marketing, for Intuitive Surgical, a developer and manufacturer of computer-enhanced minimally invasive surgery systems, from 1997 to 2001. Prior to Intuitive Surgical, Mr. Bruce was a Vice President of Engineering at Acuson Corp, a manufacturer of diagnostic ultrasound systems, and has held positions in mechanical, process and manufacturing engineering at Tandon Corp, ISS Sperry Univac and IBM. Mr. Bruce received a M.S. in Mechanical Engineering from the University of Santa Clara and a B.S. in Mechanical Engineering from the University of California at Berkeley.

       Melissa Walker has served as our Vice President, Regulatory, Quality, and Clinical Affairs since she joined Stereotaxis in March 2001. Prior to joining Stereotaxis, Ms. Walker led the global regulatory team at Bausch & Lomb Surgical, Inc., a subsidiary of Bausch & Lomb, Inc. and a leading manufacturer of surgical instruments for the eye, from 1997 to 2000. Prior to Bausch & Lomb Surgical, Inc., Ms. Walker was Director of Regulatory Affairs at Ethicon Endo-Surgery, Inc., a Johnson & Johnson Company and a recognized leader in the manufacture of surgical instruments used for minimally invasive surgery, from 1992 to 1997. Ms. Walker served on the board of directors for the Regulatory Affairs Professionals Society from 1997 to 2002 and was formerly the Board Chairman. Ms. Walker received a M.S. degree in Zoology and a B.S. in Biology from East Texas State University.

       Fred A. Middleton has served as the Chairman of our board of directors since June 1990. Mr. Middleton has been a General Partner in Sanderling Ventures since 1987. Prior to that time, he was an independent investor in the biomedical field. From 1984 to 1986, Mr. Middleton was Managing General Partner of Morgan Stanley Ventures. He joined Genentech, Inc. in 1978 and was a part of the management team in the company’s early formative period, assisting in developing its strategy and holding a variety of roles including Vice Presidencies of Finance, Administration, and Corporate Development, and Chief Financial Officer. Mr. Middleton also served as President of Genentech Development Corporation. Prior to that time, he served as a consultant with McKinsey & Company and as a Vice President of Chase Manhattan Bank. Mr. Middleton holds an M.B.A. from Harvard University and a B.S. degree in Chemistry from the Massachusetts Institute of Technology.

       Christopher Alafi, Ph.D., has served as a director since August 2000. Dr. Alafi has been a General Partner of Alafi Capital Company, LLC, a venture capital firm, since 1995. He was previously a Physiology and Anatomy teacher at Santa Monica College, a visiting scholar at Stanford University (Chemistry Department) and a researcher at DNAX. Dr. Alafi received a B.A. in Biology from Pomona College and a D.Phil. in Biochemistry from the University of Oxford.

       John C. Aplin, Ph.D., has served as a director since November 2000. Dr. Aplin joined CID Equity Partners, a venture capital firm, in 1990 after serving as President and Chief Executive Officer of The Fuller Brush Company. Prior to his employment at Fuller Brush, he was President and Founder of Mark Twain Bancshares Corporate Finance Group, a boutique investment banking firm. He has served as a faculty member of the Graduate School of Business at Indiana University and Chairperson of the Master of Business Administration Program. He currently serves on the boards of numerous CID portfolio companies, including several medical device companies, and is on the Dean’s Advisory Board at the Krannert School of Business at Purdue University. Dr. Aplin received a Ph.D. and M.A. in Business from the University of Iowa and a B.S. in Business from Drake University.

       Ralph G. Dacey, Jr., M.D., has served as a director since March 2003. Dr. Dacey has been the Chairman of Neurosurgery at Washington University in St. Louis since 1989. Prior to joining Washington University, he was an Assistant Professor of Neurological Surgery at the University of Washington and a Professor and Chief of the Division of Neurosurgery at the University of North

Carolina at Chapel Hill. Dr. Dacey received his B.A. from Harvard University and his M.D. from the University of Virginia School of Medicine. He has served as the Secretary of the American Board of Neurological Surgeons and is a voting member of the American Board of Medical Specialties. Dr. Dacey is also the Chairman of our Scientific Advisory Board and served as Principal Investigator of our first Human Clinical Trial (frontal lobe biopsy).

       Gregory R. Johnson, Ph.D., has served as a director since October 1994. Currently, Dr. Johnson is a Managing Director of Prolog Ventures, LLC, a life sciences focused venture capital management firm based in St. Louis. Dr. Johnson organized Prolog in 2000 following 13 years as a General Partner with Gateway Associates. Prior to joining Gateway, Dr. Johnson served as Vice President of Monsanto Venture Capital Company. Dr. Johnson is currently a director of Everest Biomedical Instruments Company and Singulex, Inc. Dr. Johnson received a Ph.D. and M.A. in Physics from the University of Rochester and a B.S. in Physics from the Massachusetts Institute of Technology.

       William M. Kelley has served as a director since January 2003. Mr. Kelley is the current Chairman of Hill-Rom Company, a position he has held since 1995. While at Hill-Rom, Mr. Kelley also served as President and CEO from 1992 to 1995, Sr. Vice President, Sales and Operations from 1989 to 1992 and Sr. Vice President, Sales and Marketing from 1980 to 1989. He currently serves on the Board of National Committee for Quality Health Care and is a member of HRDI (Healthcare, Research & Development Institute) and Health Insights. He has been honored numerous times for his contributions to the healthcare industry including as an Honorary Fellow of the American College of Health Care Executives. He was educated at Hanover College and George Washington University.

       Randall D. Ledford, Ph.D., has served as a director since November 1997. Since 1997, Dr. Ledford has been Senior Vice President and Chief Technology Officer for Emerson Electric Company. Prior to joining Emerson, he was President and General Manager of several different divisions at Texas Instruments, Inc., including Software, Digital Imaging, Enterprise Solutions, and Process Automation. Dr. Ledford currently serves as a director of Interphase, Inc., an international supplier of next-generation networking technologies, and Gerber Scientific, Inc., an international provider of end-to-end customer solutions to the sign making and specialty graphics, apparel and flexible materials, and ophthalmic lens processing industries. He began his career with Bell Telephone Laboratories in New Jersey where he worked on UNIX development, fiber optic communication, and microwave transmissions. Dr. Ledford received a Ph.D. and M.S. in Physics from Duke University and a B.S. in Physics from Wake Forest University.

       Abhijeet J. Lele has served as a director since April 2004. Mr. Lele is a General Partner of EGS Healthcare Capital Partners, a venture capital firm based in Rowayton, Connecticut, focusing on investments in medical device, biopharmaceutical and specialty pharmaceutical companies. He joined EGS in 1998, after spending four years in the health care practice of McKinsey & Company. Before McKinsey, Mr. Lele held operating positions with Lederle Laboratories, Progenics Pharmaceuticals and Clontech Laboratories. He is currently a director of EP MedSystems, CryoCath Technologies, OptiScan Biomedical and Ekos Corporation. Mr. Lele received his M.A. in molecular biology from Cambridge University and his M.B.A. with distinction from Cornell University.

       William C. Mills III has served as a director since June 2000. In August 2004, Mr. Mills became a managing member of a new management company being formed by EGS Healthcare Capital Partners to manage EGS Private Healthcare Partnership III. Before joining EGS, Mr. Mills was a Partner in the Boston office of Advent International, a venture capital firm, for five years. At Advent, he was co-responsible for healthcare venture capital investments and focused on investments in the medical technology and biopharmaceutical sectors. He has over 23 years of venture capital experience. Before joining Advent, Mr. Mills spent over 11 years with the Venture Capital Fund of New England where he was a General Partner. Prior to that, he spent seven years at PaineWebber Ventures/ Ampersand Ventures as Managing General Partner. Currently, he is a director of Ardais

Corporation and Enanta Pharmaceuticals, Inc. Mr. Mills received his A.B. in Chemistry, cum laude, from Princeton University, his S.M. in Chemistry from the Massachusetts Institute of Technology and his M.S. in Management from MIT’s Sloan School of Management.

       David J. Parker has served as a director since June 2000. Mr. Parker is currently a general partner at Ampersand Ventures, a venture capital firm, and manages Ampersand’s west coast office, located in San Diego. He joined Ampersand in 1994, following five years of consulting at Bain & Company, an international strategy consulting firm, and Mercer Consulting, and four years in corporate lending at Bank of Boston. Mr. Parker serves as a director of LightPointe Communications, LTI Lighting and Viadux and has served as Chief Financial Officer at ACLARA BioSciences and Novel Experimental Technology. He received his B.A. in Government and Economics from Dartmouth College and his M.B.A. in Finance from the Wharton School of the University of Pennsylvania.

Executive Officers

       Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

       Currently, we have authorized an eleven member board of directors. All our directors hold office until the next annual meeting of stockholders or until their successors are duly qualified. Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that, as of the first annual meeting of stockholders, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

       Messrs. Parker, Johnson and Ledford have been designated as Class I directors, and their terms expire at the 2005 annual meeting of stockholders; Messrs. Aplin, Alafi, Dacey and Lele have been designated as Class II directors, and their terms expire at the 2006 annual meeting of stockholders; and Messrs. Middleton, Kelley, Mills and Hogg have been designated as Class III directors, and their terms expire at the 2007 annual meeting of stockholders.

Board Committees

       Our board of directors has an audit committee, a compensation committee, a finance committee and a nominating and corporate governance committee.

       The audit committee was established in 1998 and currently consists of Messrs. Aplin, Ledford and Mills. Mr. Aplin serves as the chair of the audit committee. Mr. Aplin will be our audit committee financial expert under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence under current rules and regulations of the SEC and the Nasdaq National Market. We intend to comply with future requirements to the extent they become applicable to us.

       The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our accounting and financial reporting process, including our internal controls;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

       The audit committee has direct responsibility for the appointment, compensation, retention and oversight of our independent auditors. In addition, the audit committee must approve in advance:

•	any related-party transaction that creates a conflict of interest situation;

•	all audit services; and

•	all non-audit services, except for de minimis non-audit services, provided the audit committee has approved such de minimis services prior to the completion of the audit.

       The compensation committee was established in 1998 and currently consists of Messrs. Middleton, Johnson and Parker. Mr. Middleton serves as the chair of the compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules and regulations of the SEC and the Nasdaq National Market. We intend to comply with future requirements to the extent they become applicable to us.

       The compensation committee assists management and our board of directors in:

•	defining an executive compensation policy;

•	determining the total compensation package for our chief executive officer and other executive officers; and

•	administering each of our equity-based compensation plans and profit sharing plans, including our 1994 Stock Option Plan, our 2002 Stock Incentive Plan, our 2002 Non-Employee Directors’ Stock Plan and our 2004 Employee Stock Purchase Plan.

       The nominating and corporate governance committee was established in 2000 and currently consists of Messrs. Parker, Ledford and Mills. Mr. Parker serves as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in:

•	identifying and evaluating individuals qualified to become board members;

•	reviewing director nominees received from stockholders;

•	selecting director nominees for submission to the stockholders at our annual meeting; and

•	selecting director candidates to fill any vacancies on the board of directors.

       The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us.

Compensation Committee Interlocks and Insider Participation

       Messrs. Middleton, Johnson and Parker served as members of our compensation committee during our last fiscal year. Mr. Middleton served as our president from December 1996 through June 1997. Otherwise none of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Director Compensation

       In March 2002, we adopted the 2002 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. Under this Plan, at each annual stockholder meeting, all non-employee directors receive an annual option to purchase 6,250 shares of common stock, or 12,500 in the case of the chairman. See “— Employee Benefits Plans”.

       Effective following completion of this offering, we intend to provide non-employee directors with cash compensation for their services as board members in addition to being reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director will receive an $18,000 annual retainer for board membership and a $2,500 annual retainer per committee membership.

       In the past, we also granted directors options to purchase our common stock pursuant to the terms of our 1994 Stock Option Plan. See “— Employee Benefit Plans”.

       We made total payments of $5,000 in 2002 and $25,000 in 2003 to Mr. Kelley, one of our directors, as compensation for consulting services.

Executive Compensation

       The following table sets forth certain information concerning the compensation of our chief executive officer, each of our other three most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2003 and one other individual who would have been among the four most highly compensated executive officers except that such individual was not serving as an executive officer at December 31, 2003. We refer to these persons as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

					Long Term
					Compensation

	Annual Compensation				Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(4)	Options(#)	Compensation

Bevil J. Hogg	2003	$306,000	$70,200	$1,344	69,444	$—
President and	2002	297,917	48,750	667	97,222	—
Chief Executive	2001	272,917	40,000	403	138,888	—
Officer
Michael P. Kaminski	2003	244,800	56,160	238	13,888	—
Chief Operating	2002	169,231	27,625	152	138,888	3,578	(2)
Officer	2001	—	—	—	—	—
Douglas M. Bruce	2003	243,003	55,598	352	6,944	923	(2)
Senior Vice	2002	236,133	63,610	346	48,611	16,458	(2)
President, Research	2001	168,014	27,500	124	83,333	23,547	(2)
& Development
Melissa Walker	2003	165,250	37,913	210	27,777	—
Vice President,	2002	161,000	30,000	198	13,888	—
Regulatory, Quality	2001	123,942	16,667	140	41,666	78
and Clinical Affairs
Nicola J.H. Young(3)	2003	196,000	45,000	192	41,666	45,630	(5)
Consultant and	2002	209,167	34,125	171	6,944	—
Former Senior	2001	195,597	37,500	104	111,111	3,486	(2)
Vice President and Chief Financial Officer

(1)	These amounts represent bonuses earned during the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Annual bonuses earned during a fiscal year are generally paid in the first quarter of the subsequent fiscal year.

(2)	Represents non-qualified moving expenses reimbursed by us for the executive officer’s relocation in connection with commencement of employment with us.

(3)	Ms. Young resigned as our Senior Vice President and Chief Financial Officer effective December 1, 2003.

(4)	Represents compensation related to group term life insurance premiums paid by Stereotaxis.

(5)	Represents amounts paid pursuant to a separation agreement, including payout of accrued but unused vacation time, moving expenses and fees for consulting services. For more information regarding this separation agreement, please refer to “— Agreements with Named Executive Officers” below.

Stock Option Grants in 2003

       The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 2003.

	Individual Grants

		Percentage
		of Total			Potential Realizable Value
	Number of	Options			at Assumed Annual Rates
	Securities	Granted to			of Stock Price Appreciation
	Underlying	Employees	Exercise		for Option Term
	Options	in Fiscal	Price	Expiration
Name	Granted	2003	Per Share	Date	5%	10%

Bevil J. Hogg	69,444	13.7	$5.94	5/28/2013	$581,020	$1,133,140
Michael P. Kaminski	13,888	2.7	5.94	5/28/2013	116,197	226,615
Douglas M. Bruce	6,944	1.4	5.94	5/28/2013	58,099	113,308
Melissa Walker	13,888	5.5	5.94	5/28/2013	116,197	226,615
	13,888		5.94	11/19/2013	121,104	241,702
Nicola J.H. Young	41,666	8.2	5.94	5/28/2013	348,609	679,878

       All options granted to these executive officers in 2003 were granted under the 2002 Stock Incentive Plan. The percent of total options is based on an aggregate of 506,805 shares granted to employees during 2003. Options vest at the rate of 25.0% after one year of service from the date of grant, and monthly thereafter, over 36 additional months. Options have a term of ten years but may terminate before their expiration dates if the optionee’s status as an employee is terminated or upon the optionee’s death or disability. The exercise price on the date of grant was equal to 100% of the fair market value at the date of grant, as determined by the board of directors at the time of grant.

       With respect to the amounts disclosed in the column captioned “Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term”, the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC based on the initial public offering price of $9.00 per share and do not represent our estimate or projection of our future common stock prices.

       The potential realizable values are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the initial public offering price of $9.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the offering; and

•	subtracting from that result the aggregate option exercise price.

       Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregate Option Exercises in Last Fiscal Year and Year-End Options Values

       There were no option exercises by the named executive officers in 2003. The following table sets forth the number and value of unexercised options held by each of the named executive officers on December 31, 2003. The value of “in-the-money” stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon an assumed public offering price of $9.00 per share minus the exercise price per share.

	2003 Year-End Option Values

	Number of shares underlying
	unexercised options		Value of unexercised in-the-
	at year end(1)		money options at year end

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Bevil J. Hogg(2)	236,111	69,444	$1,438,000	$212,500
Michael Kaminski	57,870	94,908	245,833	386,667
Douglas M. Bruce(3)	48,611	6,944	206,500	44,500
Melissa Walker(4)	53,241	27,777	359,334	85,000
Nicola J.H. Young(5)	6,944	41,666	29,500	127,500

(1)	Certain shares acquired or to be acquired upon exercise are subject to a right of repurchase by us. Our right to repurchase lapses as to 25% of the shares covered by the respective options on the first anniversary of the vesting start date, and lapses ratably on a monthly basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the vesting start date.

(2)	Excludes 7,234 shares acquired subject to a right of repurchase. Also excludes options to purchase 48,611 shares of common stock, issuable upon our entering into a firm commitment underwriting agreement for the sale of its common stock to the public. As of December 31, 2003, if Mr. Hogg’s employment were terminated, 119,212 shares issuable upon exercise of Mr. Hogg’s options would be subject to repurchase by us at the original purchase price.

(3)	Excludes 27,778 shares acquired subject to a right of repurchase. Also excludes options to purchase 10,416 shares of common stock, issuable upon our entering into a firm commitment underwriting agreement for the sale of its common stock to the public. As of December 31, 2003, if Mr. Bruce’s employment were terminated, 26,331 shares issuable upon exercise of Mr. Bruce’s options would be subject to repurchase by us at the original purchase price.

(4)	As of December 31, 2003, if Ms. Walker’s employment were terminated, 19,819 shares issuable upon exercise of Ms. Walker’s options would be subject to repurchase by us at the original purchase price.

(5)	As of December 31, 2003, 3,761 shares issuable upon exercise of Ms. Young’s options would be subject to repurchase by us at the original purchase price.

Limitation of Liability and Indemnification

       The amended and restated certificate of incorporation which will be in effect upon consummation of this offering provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

       In addition, the amended and restated certificate of incorporation which will be in effect upon consummation of this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of

Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

       We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provision contained in the Delaware General Corporation Law. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

Agreements with Named Executive Officers

       In June 1997, we entered into letter and employment agreements with Bevil J. Hogg, our President and Chief Executive Officer, relating to the terms of his employment. Mr. Hogg’s annual base salary is $340,000, and he is eligible to receive a cash bonus of up to 25% of his annual base salary, subject to the achievement of performance goals. His employment is at will. If Mr. Hogg is terminated without cause, he will be paid a salary continuance equal to his base salary for the lesser of (1) the period from the date of his termination of employment until he commences employment with a new employer or (2) 12 months, or 24 months if we have completed an initial public offering and, if we have completed an initial public offering, 12 months worth of Mr. Hogg’s unvested stock options will automatically vest. Upon an acquisition or merger where we are not the surviving entity and a change of control occurs, 50% of Mr. Hogg’s unvested shares will vest. If Mr. Hogg is terminated after any such acquisition or merger or is not offered a comparable position in the surviving entity, he will be paid a salary continuance equal to his base salary for 24 months and 100% of his unvested options will vest at the end of the salary continuance period.

       In April 2002, we entered into letter and employment agreements with Michael P. Kaminski, our Chief Operating Officer, relating to the terms of his employment starting on May 5, 2002. Mr. Kaminski’s annual base salary is $274,600 and he is eligible to receive an annual cash bonus of up to 25% of his annual base salary, subject to the achievement of performance goals. His employment is at will. If Mr. Kaminski is terminated without cause, he will be paid a salary continuance equal to his monthly base salary for the lesser of (1) the period from the date of his termination of employment until he commences employment with a new employer or (2) six months. In addition, if Mr. Kaminski’s employment is terminated as a result of, or following, an acquisition or merger where we are not the surviving entity and a change of control occurs, and Mr. Kaminski is not offered a comparable position and salary in the surviving entity, (1) he will be paid salary continuance equal to his monthly base salary for the lesser of (a) the period from the date of his termination of employment until he commences employment with a new employer or (b) six months, and (2) 100% of his unvested options will vest at the end of the salary continuance period.

       In April 2001, we entered into letter and employment agreements with Douglas M. Bruce, our Senior Vice President, Research and Development, relating to the terms of his employment starting on April 23, 2001. Mr. Bruce’s annual base salary is $259,350 and he is eligible to receive an annual cash bonus of up to 25% of his annual base salary, subject to the achievement of performance goals. His employment is at will. If he is terminated without cause at any time after the first anniversary of his employment, he will be paid salary continuance equal to his monthly base salary for six months. In addition, if Mr. Bruce is terminated as a result of, or following, an acquisition or merger where we are not the surviving entity and a change of control occurs and he is not offered a comparable position and salary with the surviving entity, or is terminated within one year of such acquisition or merger, (1) he will be paid salary continuance equal to his monthly base salary for six months, and (2) any repurchase rights with respect to his unvested shares will expire at the end of the salary continuance period and the shares, or any options to purchase these shares, will become vested. The repurchase right will also expire, and shares or options will become vested, if Mr. Bruce’s employment is terminated without cause within one year of a change of control notwithstanding his having been previously offered such comparable position and salary.

       In February 2001, we entered into letter and employment agreements with Melissa Walker, our Vice President, Regulatory, Quality and Clinical Affairs, relating to the terms of her employment starting on March 5, 2001. Her annual base salary is $193,500 and she is eligible to receive an annual cash bonus of up to 25% of her salary, subject to the achievement of performance goals. Her employment is at will. If she is terminated without cause, she will be paid a salary continuance equal to her monthly base salary for three months. In addition, if Ms. Walker’s employment is terminated as a result of, or following, an acquisition or merger where we are not the surviving entity and a change of control occurs, and she is not offered a comparable position and salary in the surviving entity, (1) she will be paid salary continuance equal to her monthly base salary for three months and (2) 100% of her unvested options will vest at the end of the salary continuance period.

       In May 2004, we entered into letter and employment agreements with James M. Stolze, our Vice President and Chief Financial Officer, relating to the terms of his employment starting on May 27, 2004. His annual base salary is $275,000 and he is eligible to receive an annual cash bonus of up to 25% of his salary, subject to the achievement of performance goals. His employment is at will. If he is terminated without cause, he will be paid salary continuance equal to his monthly base salary for six months. In addition, if Mr. Stolze’s employment is terminated as a result of a change in control of Stereotaxis, 100% of his unvested options will vest.

       We entered into an agreement with Nicola J.H. Young, our former chief financial officer, relating to her resignation for health reasons, effective December 1, 2003. Under this agreement, Ms. Young agreed to provide extensive consulting services to us from December 1, 2003 through July 31, 2004, subject to extension by mutual written agreement. Ms. Young will receive $18,200 per month for such consulting services. Pursuant to the agreement, Ms. Young will repay the outstanding principal and interest of a promissory note in favor of us by exchanging, in accordance with the agreement, a number of shares of our common stock owned by her having a value equal to the outstanding principal and interest on the note. The note will be exchanged on the date of this offering at the per share offering price to the public, except that it may be repaid earlier in certain circumstances at the then current value per common share as determined by our compensation committee. As of June 30, 2004, the outstanding principal and interest on such note was $143,510. We also repurchased 13,888 shares of common stock issued to Ms. Young pursuant to the early exercise program under our 1994 Stock Option Plan and subject to a repurchase right in favor of us at their original purchase price. In addition, we agreed that Ms. Young’s outstanding stock options would continue to vest through July 31, 2004. Ms. Young received a performance bonus for 2003 in the amount of $45,000 which was paid in February 2004. We also paid accrued but unused vacation compensation in the amount of $17,430, and reimbursed Ms. Young for $10,000 of moving expenses.

       In 2002 we agreed to grant 27,777 stock options to Mr. Hogg and 6,944 stock options to Mr. Bruce, contingent upon our entering into a firm commitment underwriting agreement for the sale of our common stock to the public. The options will be granted pursuant to the terms of the 2002 Stock Incentive Plan. The exercise price for the options will be the initial public offering price per share of our common stock in the initial public offering. The options will vest over a period of four years from the date of the initial public offering of our common stock, with 25% vesting after one year and 2.0833% vesting each month thereafter.

       In 2004 we granted 20,833 stock options to Mr. Hogg and 3,472 stock options to Mr. Bruce, pursuant to the terms of the Stereotaxis 2002 Stock Incentive Plan. The exercise price for the options will be the initial public offering price per share of our common stock. The options will vest over a period of four years from the date of the initial public offering of our common stock, with 25% vesting after one year and 2.0833% vesting each month thereafter.

Termination of Employment Agreement with Former Chief Financial Officer

       On May 26, 2004, Timothy J. Mortenson resigned as our Vice President and Chief Financial Officer. He had served in this position since March 22, 2004. His employment agreement with Stereotaxis terminated at that time, and he received no severance payment. Mr. Mortenson had received an incentive stock option to purchase up to 69,444 shares of stock in connection with his employment under our 2002 Stock Incentive Plan, all of which options were unvested and were forfeited upon Mr. Mortenson’s resignation.

Employee Benefit Plans

1994 Stock Option Plan

       Our 1994 Stock Option Plan provided for the granting to employees of incentive stock options and for the granting to employees, directors and consultants of nonstatutory stock options. This plan automatically terminated in April 2004. Our compensation committee administers this plan, and accordingly established the option exercise price.

       Options granted under this plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. Options generally must be exercised within three months following the end of the optionee’s continuing status as an employee, director or consultant, other than for cause or for death or disability, within 12 months after the optionee’s termination by disability or within 18 months after the optionee’s termination by death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option.

       In the event of a merger or consolidation where we are not the surviving corporation or a reverse merger where we are the surviving corporation but our shares of common stock are converted by the merger into other property, then (1) the surviving corporation will either assume the options outstanding or substitute similar options for those outstanding under the plan, or (2) the options will continue in full force and effect. If any surviving corporation refuses to assume or continue the options or to substitute similar options for those outstanding, then such options will be terminated if not exercised before such event. If we dissolve or liquidate, the outstanding options will terminate if not exercised before such event. We may not alter the rights and obligations under any option granted under this plan without the written consent of the affected optionee.

       Options granted under the plan generally permit the optionee to exercise the option prior to the full vesting of the option. Any unvested shares purchased in an early election are subject to a repurchase right equal to the original purchase price of the stock, or to any other restriction the administrator deems appropriate.

       As of June 30, 2004, options to purchase 758,099 shares of common stock were outstanding and exercisable at a weighted average price of $2.89 per share under the 1994 Stock Option Plan, and 22,975 shares issued upon exercise of options under the plan were subject to repurchase.

2002 Stock Incentive Plan

       Our 2002 Stock Incentive Plan was adopted by our board of directors in February 2002 and approved by our stockholders in March 2002. As of June 30, 2004, a total of 2,491,334 shares of common stock have been reserved for issuance under this plan, which includes shares that were available for issuance under the 1994 Stock Option Plan as of the date this plan was adopted and shares that were added to the authorized shares on January 1, 2003 and 2004, as described below. The number of shares that may be issued under this plan will be reduced by the number of additional shares issued under our 2002 Non-Employee Directors’ Stock Plan. In addition, this plan provides that on each January 1 after initial adoption of this plan through January 1, 2007 there will be added to the authorized shares allocated to the plan the lesser of (i) 3.25% of the total outstanding shares as of each such date or (ii) 833,333 shares which may be used for the grant of awards. On January 1, 2003, and January 1, 2004, 511,156 shares and 599,842 shares, respectively, were added to this plan under this provision.

       This plan is designed to attract, motivate and retain our employees and other selected individuals through long-term incentive and other awards, thereby providing them with a proprietary interest in our growth and performance. Our employees, including any employees of our direct or indirect subsidiaries, and consultants and contractors are eligible to participate in this plan, and awards may consist of any form of stock option, performance share award or restricted stock award. However, the grant of incentive stock options is restricted to our employees or the employees of any of our direct or indirect subsidiaries.

       This plan is administered by the board of directors through a committee appointed by the board of directors. Our compensation committee currently administers this plan. The committee has full power to determine persons eligible to participate in the plan, to interpret this plan, to adopt the rules, regulations and guidelines necessary or proper to carry out this plan, and to determine the type and terms of any awards to be granted. Awards may include but are not limited to the following:

•	Stock Option: A stock option is a grant of a right to purchase a specified number of shares of our common stock at a stated price. The committee establishes the option exercise price. However, the exercise price must be at least 85% of the fair market value of the common stock on the date of grant in the case of nonqualified stock options or 100% of the fair market value on the date of grant in the case of incentive stock options. No individual may be granted options to purchase more than 277,777 shares during any fiscal year.

•	Performance Share Award: A performance share award is an award denominated in units of stock, which will provide for payment of stock if performance goals are achieved over specified performance periods.

•	Restricted Stock Award: A restricted stock award is an award of stock which will vest if performance or other goals are achieved over a specified period.

       The specific terms, conditions, performance requirements, limitations and restrictions of any award will be set forth in an award agreement, entered into between us and a participant. Under the current form of nonqualified stock option agreement and the form of incentive stock option agreement, options have a ten year term. Grants to non-employees generally vest ratably over a two-year period. Grants to employees generally become available for exercise on the first anniversary of the grant date. On such date, 25% of the shares covered by the option become available for exercise, with an additional 2.0833% becoming available on the first day of each calendar month thereafter, such that the entire number of shares covered by an option are available by the fourth anniversary of the grant date. In the event of a change of control and if a participant’s employment is terminated in contemplation of, or within one year after, the change of control, the option fully vests. For these purposes, a change of control means:

•	the purchase or acquisition by any person, entity or group of beneficial ownership of 20% or more of the then-outstanding shares of our common stock or of the combined voting power to elect the board of directors;

•	a change in a majority of the members of the board of directors in place at the date of effectiveness of this plan, unless any such change is approved by a majority of such remaining original board members; or

•	the liquidation, dissolution, sale of all or substantially all of our assets, or a merger, reorganization or consolidation, under circumstances whereby the stockholders immediately prior to such transaction do not own more than 50% of the common stock and combined voting power of the successor corporation immediately after such transaction.

       Awards granted under this plan are generally not transferable by the participant except by law, will or the laws of descent and distribution, or by permission of the committee. In addition, each option is exercisable, during the lifetime of the participant, only by the participant. Options generally must be exercised prior to termination of employment, except that options may be exercised up to 30 days after any termination without cause, to the extent that the participant was entitled to exercise the options on the date of termination. In the case of termination of employment on account of disability, any options exercisable on the date of termination may be exercised within 12 months after the date of termination. In the event of death during employment or within 30 days after termination due to disability, options may be exercised by the participant’s legatee, personal representative or distributee within one year after death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option.

       Payment of awards may be made in the form of cash, stock or any combination of cash or stock as determined by the committee. In addition, payments may be deferred, and dividends or dividend equivalent rights may be extended to and made a part of any award denominated in stock or units of stock, in accordance with such terms, conditions or restrictions as the committee may establish. Participants may also be offered an election to substitute an award for another award or awards of the same or different type.

       The price at which shares of stock may be purchased under a stock option must be paid in cash at the time of exercise, or, at the discretion of the committee, by the tender of stock or another award, or through a cashless exercise whereby a portion of the proceeds from the sale of the option shares is paid to us in satisfaction of the exercise price.

       The plan will terminate in March 2012 unless our board of directors terminates it sooner.

       As of June 30, 2004, options to purchase 1,194,405 shares of common stock were outstanding and exercisable at a weighted average price of $6.16 per share under the 2002 Stock Incentive Plan.

2002 Non-Employee Directors’ Stock Plan

       Our 2002 Non-Employee Directors’ Stock Plan was adopted by our board of directors in February 2002 and our stockholders in March 2002. The total number of shares that may be issued under this plan is 83,333, plus the aggregate number of shares otherwise available for grant under the 2002 Stock Incentive Plan at the time of any stock option award under this plan. As described above, because we have issued over 83,333 shares under this plan, the amount available for issuance under the 2002 Stock Incentive Plan will be reduced by the amount of any such excess.

       This plan seeks to strengthen the alignment of interests between our non-employee directors and our stockholders by allowing participants to voluntarily elect to convert all or a portion of their fees for services as a director into common stock and by granting participants non-qualified options to purchase shares of common stock.

       The plan is administered by the board of directors through a committee appointed by the board of directors, although the committee may designate our corporate secretary or other employees to assist the committee in the administration of this plan. Our compensation committee currently administers this plan.

       Participants may elect to receive fees for services as a director in either cash or an equivalent amount of whole shares of our common stock, or any combination of cash and shares, subject to such conditions or restrictions as the committee may determine. In addition, each participant is, on the date of the annual meeting of the stockholders, automatically granted a stock option to purchase 6,250 shares of common stock having an exercise price of 100% of the fair market value of the common stock on the date of grant. The chairman of the board of directors is automatically granted a stock option to purchase 12,500 shares of common stock having an exercise price of 100% of the fair market value of the common stock on the date of grant.

       The term of the options granted under this plan is ten years, and will be exercisable one year from the date of grant, except in the case of death, in which case they will be immediately exercisable. Options are not transferable other than by will or by the laws of decent and distribution, or with the consent of the committee.

       If a participant ceases to be a director while holding unexercised options, these options will be immediately void, except in the case of the director’s death, disability, retirement after the age of 69, resignation from the board as a result of the operation of the antitrust laws or conflict of interest or continued service policies, or as a result of a change of control. For purposes of this plan, a change of control means:

•	the purchase or acquisition by any person, entity or group of beneficial ownership of 20% or more of the then-outstanding shares of our common stock or of the combined voting power to elect the board of directors;

•	a change in a majority of the members of the board of directors in place at the date of effectiveness of the plan, unless any such change is approved by a majority of such remaining original board members; or

•	the liquidation, dissolution, sale of all or substantially all of our assets, or a merger, reorganization or consolidation, under circumstances whereby the stockholders immediately prior to such transaction do not own more than 50% of the common stock and combined voting power of the successor corporation immediately after such transaction.

       The board may repeal or amend the plan at any time, except that no such amendment may alter the rights of any outstanding options without the written consent of the holders of such options.

       As of June 30, 2004, options to purchase 211,109 shares of common stock were outstanding and exercisable at a weighted average price of $6.11 per share under the 2002 Non-Employee Directors’ Stock Plan.

2004 Employee Stock Purchase Plan

       Our 2004 Employee Stock Purchase Plan was adopted by our board of directors in March 2004 and approved by our stockholders in April 2004 and will become effective upon the closing of this offering. We have reserved a total of 277,777 shares of common stock for issuance under this plan.

       This plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. This plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee’s compensation or $25,000 per annum.

       This plan will be implemented in a series of overlapping 24 month offering periods consisting of four six month purchase periods, except for the initial offering period, which will begin on the July 1 or January 1 next following the date of this prospectus. Subsequent offering periods will begin on the first trading day on or after January 1 and July 1 of each year. Any eligible employee may become a plan participant by filing a subscription agreement authorizing payroll deductions and filing it with our payroll office prior to the first trading day of any offering period. Each participant will then be granted an option on the first day of the offering period and the option will be automatically exercised on the last trading day of each six month purchase period, throughout the offering period, for the number of whole shares of common stock determined by dividing the amount of each participant’s accumulated payroll deductions as of the exercise date by the purchase price, which will be 85% of the fair market value of a share of common stock on the enrollment date or the exercise date, whichever is lower. Any residual payroll deductions not sufficient to purchase a whole share of common stock on the exercise date will be retained in the participant’s account for the subsequent purchase period or offering period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of their employment.

       In the event of a proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new exercise date prior to the proposed date of dissolution or liquidation. The board of directors will notify each participant in writing at least ten business days prior to the new exercise date of the changes in the participants rights resulting from the proposed dissolution or liquidation, and the offering period will terminate immediately prior to the consummation of the dissolution or liquidation.

       This plan will terminate in February 2014 unless our board of directors terminates it sooner.

401(k) Plan

       We previously established a 401(k) retirement savings plan which was amended and restated effective January 1, 2002. Each of our participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 50% of his or her compensation. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors and subject to statutory limitations. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants and the employer match are fully vested at all times. For the years ended December 31, 2002 and 2003, we expensed $222,081 and $264,965, respectively, related to the 401(k) plan. Prior to 2002, we offered our employees the opportunity to participate in a Simple IRA plan. We made matching contributions to this plan for the benefit of our employees participating in this plan. For the year ended December 31, 2001, we expensed $134,853 related to the Simple IRA plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       Since January 1, 2000, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock or any member of such persons immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

Preferred Stock and Common Stock Warrant Issuances

       Since January 1, 2000, certain of our directors and holders of more than 5% of our common stock purchased preferred stock and warrants in the following offerings:

       In November and December 2001, we sold shares of our Series D-1 preferred stock, which are convertible into an aggregate of 2,792,215 shares of common stock at a price per common equivalent share of $7.81 and which are subject to adjustment in order to prevent dilution. If we issue additional shares of common stock, including shares offered by this prospectus, for consideration less than the common equivalent share price, the conversion price will automatically be adjusted pursuant to a formula specified in our certificate of incorporation. Assuming a per share price to the public of $8.00 per share, the shares of our Series D-1 preferred stock would be convertible into an additional 23,490 shares of common stock. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided the purchasers with registration rights under a separate agreement. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock”. In connection with the sale of the Series D-1 preferred stock, in November and December 2001, we issued warrants to purchase an aggregate of 418,819 shares of our common stock, exercisable at a price of $7.81 per share.

       In December 2002 and January 2003, we sold shares of our Series D-2 preferred stock, which are convertible into an aggregate of 2,973,866 shares of common stock at a price per common equivalent share of $7.81 and which are subject to adjustment in order to prevent dilution. If we issue additional shares of common stock, including shares offered by this prospectus, for consideration less than the common equivalent share price, the conversion price will automatically be adjusted to match the price at which we sell those shares. Assuming a public offering price of $8.00 per share, the shares of our Series D-2 preferred stock would be convertible into an additional 148,688 shares of stock. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided the purchasers with registration rights under a separate agreement. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock”. In connection with the sale of the Series D-2 preferred stock, we issued warrants to purchase an aggregate of 446,063 shares of our common stock, exercisable at a price of $7.81 per share.

       In January and February 2004, we sold shares of our Series E-2 preferred stock, which are convertible into an aggregate of 1,494,665 shares of common stock at a price per common equivalent share of $10.55, and are subject to adjustment in order to prevent dilution. If we issue additional shares of common stock, including the shares offered by this prospectus of the conversion price of the Series E-2 preferred stock will be automatically adjusted to match the price at which we sell those shares. Assuming a public offering price of $9.00 per share, the shares of our Series E-2 preferred stock would be convertible into an aggregate of 1,883,598 shares of common stock and assuming a public offering price of $8.00 per share, the shares of our Series E-2 preferred stock would be convertible into an additional 235,453 shares of common stock. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided the purchasers with the registration rights under the agreements entered into with our previous financings. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock”. In connection with the sale of the Series E-2 preferred stock, we issued warrants to purchase an aggregate of 298,926 shares of our common stock, exercisable at a price of $10.55 per share.

       The specific directors and holders of more than 5% of our common stock who made purchases in the above securities are shown below with the amounts purchased and the dates of such purchases. Each share of Series D-1 and Series D-2 stock is convertible into, and each warrant is exercisable for, 0.2778 shares of our common stock based upon our 1-for-3.6 reverse stock split. Each share of Series E-2 stock is convertible into 0.3084 shares of our common stock based upon our 1 for 3.6 reverse stock split and anti-dilution provisions and adjustments in our certificate of incorporation, assuming a public offering price of $9.00 per share, and each warrant is exercisable for 0.2778 shares of our common stock based upon our 1-for-3.6 reverse stock split.

	Series D-1	Series D-2	Series E-2	Stock
Stockholders and Directors	Preferred(1)	Preferred(1)	Preferred(1)	Warrants(1)(2)

Five Percent Stockholders
Entities affiliated with Sanderling Ventures(3)	1,611,483	1,382,489	1,049,488	659,203
Alafi Capital Company LLC(4)	1,843,318	921,660	819,113	578,568
Entities affiliated with Ampersand Ventures(5)	691,244	345,365	—	155,473
Entities affiliated with EGS Healthcare Capital Partners(6)	460,830	2,995,393	1,365,188	791,467
Directors
Fred A. Middleton(7)	1,612,904	1,382,489	1,049,488	659,203
Christopher Alafi(8)	1,843,318	921,660	819,113	578,568
John C. Aplin(9)	270,303	115,088	170,473	91,903
Gregory R. Johnson(10)	1,152,075	691,245	—	276,496
Randall D. Ledford(11)	276,498	460,829	161,770	142,952
Abhijeet Lele(12)	460,830	2,995,393	1,365,188	791,467
William C. Mills III(13)	691,245	460,830	—	162,807

(1)	Each share of Series D-1 and Series D-2 stock is convertible into, and each warrant is exercisable for, 0.2778 shares of our common stock based upon our 1-for-3.6 reverse stock split. Each share of Series E-2 stock is convertible into 0.3084 shares of our common stock based upon our 1-for-3.6 reverse stock split and anti-dilution provisions and adjustments in our certificate of incorporation, assuming a public offering price of $9.00 per share, and each warrant is exercisable for 0.2778 shares of our common stock based upon our 1-for-3.6 reverse stock split.

(2)	The warrants issued in each of the D-1, D-2 and E-2 offerings were initially exercisable for an aggregate of 1,507,791, 1,605,874 and 1,076,170 shares of common stock, respectively. After giving effect to our 1-for-3.6 reverse stock split, the warrants issued in the Series D-1, D-2 and E-2 offerings are exercisable for an aggregate of 418,819, 446,063 and 298,926 shares of common stock, respectively.

(3)	Includes 1,728 warrants held by Sanderling II, Limited Partnership; 120,439 shares of Series D-1 preferred stock, 103,977 shares of Series D-2 preferred stock, 64,173 shares of Series E-2 preferred stock and 88,932 warrants held by Sanderling V Beteiligungs GmbH & Co. KG; 501,831 shares of Series D-1 preferred stock, 433,236 shares of Series D-2 preferred stock, 267,384 shares of Series E-2 preferred stock and 135,743 warrants held by Sanderling V Biomedical Co-Investment Fund, L.P.; 135,355 shares of Series D-1 preferred stock, 116,853 shares of Series D-2 preferred stock, 72,119 shares of Series E-2 preferred stock and

81,374 warrants held by Sanderling V Limited Partnership; 827,743 shares of Series D-1 preferred stock, 714,598 shares of Series D-2 preferred stock, 441,035 shares of Series E-2 preferred stock and 305,995 warrants held by Sanderling Venture Partners V Co-Investment Fund L.P.; 16,015 shares of Series D-1 preferred stock, 13,825 shares of Series D-2 preferred stock, 34,129 shares of Series E-2 preferred stock and 11,301 warrants held by Sanderling Ventures Management V; 170,648 shares of Series E-2 preferred stock and 34,130 warrants held by Sanderling IV Biomedical Co-Investment Fund, L.P.; 2,304 shares of Series D-1 preferred stock held by Sanderling Management Limited, Custodian FBO Middleton-McNeil, L.P.; and 7,796 shares of Series D-1 preferred stock held by Sanderling Management Limited, Custodian FBO the Investors of Sanderling Ventures Limited.

(4)	Includes 460,830 shares of Series D-2 preferred stock and 69,124 warrants held by Christopher Alafi, a general partner of Alafi Capital Company LLC.

(5)	Includes 677,419 shares of Series D-1 preferred stock, 338,359 shares of Series D-2 preferred stock and 152,365 warrants held by Ampersand 1999 Limited Partnership and 13,825 shares of Series D-1 preferred stock, 6,906 shares of Series D-2 preferred stock and 3,108 warrants held by Ampersand 1999 Companion Fund Limited Partnership.

(6)	Includes 403,226 shares of Series D-1 preferred stock, 604,839 shares of Series D-2 preferred stock and 151,208 warrants held by EGS Private Healthcare Partnership, L.P.; 57,604 shares of Series D-1 preferred stock, 86,406 shares of Series D-2 preferred stock and 21,600 warrants held by EGS Private Healthcare Counterpart, L.P.; 1,745,882 shares of Series D-2 preferred stock, 1,034,419 shares of Series E-2 preferred stock and 468,766 warrants held by EGS Private Healthcare Partnership II, L.P.; 275,343 shares of Series D-2 preferred stock, 163,139 shares of Series E-2 preferred stock and 73,929 warrants held by EGS Private Healthcare Investors II, L.P.; 262,714 shares of Series D-2 preferred stock, 155,656 shares of Series E-2 preferred stock and 70,538 warrants held by EGS Private Healthcare Canadian Partners, L.P.; and 20,209 shares of Series D-2 preferred stock, 11,974 shares of Series E-2 preferred stock and 5,426 warrants held by EGS Private Healthcare President’s Fund, L.P.

(7)	Includes 1,611,483 shares of Series D-1 preferred stock, 1,382,489 shares of Series D-2 preferred stock, 1,049,488 shares of Series E-2 preferred stock and 659,203 warrants held by entities affiliated with Sanderling Ventures. Also includes 1,421 shares of Series D-1 preferred stock held by Middleton-McNeil L.P. Mr. Middleton is affiliated with Sanderling Ventures.

(8)	Includes 1,843,318 shares of Series D-1 preferred stock, 460,830 shares of Series D-2 preferred stock, 819,113 shares of Series E-2 preferred stock and 509,444 warrants held by Alafi Capital Company LLC. Dr. Alafi is a managing partner of Alafi Capital.

(9)	Includes 270,303 shares of Series D-1 preferred stock, 115,088 shares of Series D-2 preferred stock and 57,808 warrants held by CID Equity Capital V, L.P. and 170,473 shares of Series E-2 preferred stock and 34,095 warrants held by CID Equity Capital VIII, L.P. Dr. Aplin is a general partner of CID.

(10)	Includes 460,830 shares of Series D-1 preferred stock, 230,415 shares of Series D-2 preferred stock and 103,686 warrants held by BOME Investors III, LLC; 460,830 shares of Series D-1 preferred stock, 299,540 shares of Series D-2 preferred stock and 114,055 warrants held by Prolog Capital A, L.P.; and 230,415 shares of Series D-1 preferred stock, 161,290 shares of Series D-2 preferred stock and 58,755 warrants held by Prolog Capital B, L.P. Dr. Johnson is a Principal of each or such entities.

(11)	Includes 276,498 shares of Series D-1 preferred stock, 460,829 shares of Series D-2 preferred stock, 161,770 shares of Series E-2 preferred stock and 142,952 warrants held by Emersub XXXVIII, Inc. Emersub XXXVIII, Inc. is an affiliate of Emerson Electric Co. Dr. Ledford is an officer of Emerson Electric Co.

(12)	Includes 460,830 shares of Series D-1 preferred stock, 2,995,393 shares of Series D-2 preferred stock, 1,365,188 shares of Series E-2 preferred stock and 791,467 warrants held by EGS. Mr. Lele is affiliated with EGS.

(13)	Includes 620,600 shares of Series D-1 preferred stock, 413,732 shares of series D-2 preferred stock and 155,149 warrants held by Advent Health Care and Life Sciences II, L.P.; 48,249 shares of Series D-1 preferred stock, 32,166 shares of Series D-2 preferred stock and 12,061 warrants held by Advent Health Care and Life Sciences II Beteiligungs GmbH & Co. KG; 13,825 shares of Series D-1 preferred stock, 9,217 shares of Series D-2 preferred stock and 3,455 warrants held by Advent Partners HLS II, L.P.; and 8,571 shares of Series D-1 preferred stock, 5,715 shares of Series D-2 preferred stock and 2,142 warrants held by Advent Partners, L.P. At the time of each of those investments, Mr. Mills was a Partner of Advent. Effective July 31, 2004, Mr. Mills resigned from Advent.

Relationship with Siemens

       In addition to our various alliance agreements with Siemens, described under “Business — Collaborations”, in June 2003, we sold shares of our Series E preferred stock for approximately $10 million, which are convertible into an aggregate of 948,047 shares of common stock at a price per common equivalent share of $10.55, to Siemens at the time we entered into an expanded alliance with Siemens. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided Siemens with registration rights under the agreements entered into in connection with our previous financings. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock”.

       In August 2003, we issued a $2 million cumulative convertible pay-in-kind 8% 3-year note to Siemens pursuant to a note purchase agreement, which we entered into in connection with our expanded alliance with Siemens. The note was issued to purchase certain of Siemens’ intellectual property that had previously been licensed to us and that was incorporated into the integrated Stereotaxis Systems co-developed under our initial alliance. The entire principal of, and accrued and unpaid interest on, the note will be automatically converted into shares of common stock immediately prior to the closing of a firmly underwritten public offering pursuant to a registration statement filed by us under the Securities Act with aggregate gross proceeds in excess of $20 million at a conversion price equal to the gross per share proceeds from such offering, prior to deduction of underwriting commissions and discounts.

Relationship with J&J

       In December 2003, we sold shares of our Series E-1 preferred stock for approximately $9.5 million, which is convertible into an aggregate of 900,644 shares of common stock at a price per common equivalent share of $10.55, to Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, in connection with entering into an expanded alliance with the Biosense Webster subsidiary of Johnson & Johnson. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided Johnson & Johnson Development Corporation with registration rights under the agreements entered into in connection with our previous financings. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock”.

       Under our alliance agreements with J&J, either party has an option to terminate the alliance in certain instances involving a “change of control” of Stereotaxis. If we elect to terminate the alliance pursuant to this provision, however, we are required to pay a termination fee equal to 5% of the total equity value of Stereotaxis in the change of control transaction, up to a maximum of $10 million.

Stockholders’ Agreement

       On December 17, 2003, we entered into an amended and restated stockholders’ agreement in connection with our Series D-2 financing with several of our stockholders. We entered into a number of amendments to that agreement in connection with our Series E, E-1 and E-2 financings in order to add new investors as parties to that agreement and to make various other modifications to the agreement. Under the agreement as amended, each of the stockholders agreed to take all action necessary, so as to cause our authorized number of directors to be ten, consisting of the following individuals:

•	one director who has been selected by the holders of a majority of each of the Series A Preferred Stock, currently Fred A. Middleton;

•	one director who has been selected by the holders of a majority of each of the Series B Preferred Stock, currently Randall D. Ledford;

•	one director who has been selected by Gateway Venture Partners so long as it owns shares of Series B Preferred or common stock issued upon conversion, currently Gregory R. Johnson;

•	one director who has been selected by CID Equity Capital V, L.P. so long as it owns shares of Series C Preferred or common stock issued upon conversion, currently John C. Aplin;

•	one director who has been selected by Advent International or a designee of Advent so long as it owns shares of Series D Preferred or common stock issued upon conversion, currently William C. Mills III;

•	one director who has been selected by Ampersand Ventures so long as it owns shares of Series D Preferred or common stock issued upon conversion, currently David J. Parker;

•	one director who has been selected by the holders of a majority of each of the Series D-1 Preferred Stock, currently William M. Kelley;

•	our chief executive officer, currently Bevil J. Hogg; and

•	two individuals designated jointly by the foregoing directors, currently Ralph G. Dacey, Jr. and Christopher Alafi.

       In April 2004, the stockholders approved an increase to the number of directors to 11 and elected Abhijeet Lele as EGS Private Healthcare’s designated representative. Under the stockholders’ agreement we are obligated to take such actions as are reasonably necessary to cause, and the stockholders are required to cause their director-designees to vote in favor of, the appointment of the Ampersand director as a member of our compensation committee and the appointment of the Advent director as a member of our audit committee.

       The stockholders’ agreement terminates on the earlier of:

•	the closing of a public offering of shares of our capital stock pursuant to a registration statement filed under the Securities Act, other than a registration statement relating solely to employee benefit plans or a transaction covered by SEC Rule 145;

•	the time that we become required to file reports with the SEC under the Securities Exchange Act of 1934; or

•	upon any change in control of us by reason of:

•	any consolidation or merger of Stereotaxis with or into any other corporation or other entity or person, or any other corporate reorganization in which we are not the continuing or surviving entity of such consolidation, merger or reorganization or any transaction or series of related transactions by us in which in excess of 50% of our voting securities are transferred; or

•	a sale, lease, license or other disposition of all or substantially all of our assets.

Indemnification and Employment Agreements

       As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. See “Management — Limitation of Liability and Indemnification”. We have also entered into employment agreements with our named executive officers. See “Management — Agreements with Named Executive Officers”.

       We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Stock Option Grants

       We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal Stockholders” and “Management — Summary Compensation Table”.

Amended and Restated Investor Rights Agreement

       We, our preferred stockholders and certain of our common stockholders have entered into an agreement under which those stockholders have registration rights with respect to their shares of common stock following this offering. Upon closing of this offering, all our currently outstanding shares of preferred stock will be converted into shares of our common stock. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

Other Transactions

       We reimburse members of the Board of Directors for travel related expenditures related to their services to us.

       We made total payments of approximately $125,000 in 2001, $85,000 in 2002 and $20,000 in 2003 to Sanderling Management Company, LLC, one of our principal stockholders and an affiliate of Mr. Middleton, chairman of our board of directors, for reimbursement of consulting, administrative and financial services performed on our behalf and for reimbursement of out-of-pocket expenses. We terminated the arrangement for consulting, administrative and financial services in 2003. We reimbursed Mr. Middleton for travel expenditures related to his service as Chairman during 2003.

       We made total payments of $5,000 in 2002 and $25,000 in 2003 to Mr. Kelley, one of our directors, as compensation for consulting services.

       We have entered into various agreements regarding research collaboration and other matters with Washington University, in St. Louis, Missouri and other parties affiliated with it. Dr. Dacey is the Chairman of Neurosurgery of the Washington University School of Medicine. Dr. Dacey receives no compensation from Washington University under these agreements.

       In December 2000 we loaned $54,250 to Bevil Hogg in connection with the exercise of options to purchase 69,444 shares of common stock. The note bore interest at the rate of 7% per annum. Mr. Hogg repaid this note in May 2004.

       In November 2001 we loaned $134,700 to Doug Bruce in connection with the exercise of options to purchase 83,333 shares of common stock. The note is full recourse and bears interest at the rate of 7% per annum. As of June 30, 2004 the outstanding principal and interest on the note was $161,629. Principal and interest are due on November 20, 2006.

PRINCIPAL STOCKHOLDERS

       The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of June 30, 2004 and as adjusted to reflect the sale of the shares offered, by:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

       Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities. The table below includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of June 30, 2004 and is adjusted to reflect the conversion of all shares of our preferred stock into an aggregate of 18,843,317 shares of our common stock prior to this offering and the conversion of the outstanding principal and interest under a $2 million cumulative convertible pay-in-kind 8% note issued to Siemens in August 2003 into an aggregate of 241,235 shares of our common stock prior to this offering. It is therefore based on 20,664,857 shares of common stock outstanding before this offering and 25,664,857 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding as of June 30, 2004. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of June 30, 2004 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Stereotaxis, Inc., 4041 Forest Park Avenue, St. Louis, Missouri 63108.

		Percentage of shares
	Number of	beneficially owned
	shares
	beneficially	Prior to	After the
Name and address of beneficial owner	owned	the offering	offering

Five percent stockholders
Entities affiliated with Sanderling Ventures(1)
400 S. El Camino Real, Suite 1200
San Mateo, CA 94402	3,249,195	15.59	12.10
Alafi Capital Company LLC(2)
9 Commodore Drive, Suite 405
Emeryville, CA 94608	2,301,495	11.06	8.59
Entities affiliated with EGS Healthcare(3)
105 Rowayton Avenue, 2nd Floor
Rowayton, CT 06853	1,991,358	9.54	7.41
Entities affiliated with Ampersand Ventures(4)
55 William Street, Suite 240
Wellesley, MA 02481	1,312,690	6.34	4.91

		Percentage of shares
	Number of	beneficially owned
	shares
	beneficially	Prior to	After the
	owned	the offering	offering

Directors and named executive officers
Fred A. Middleton(5)	3,373,032	16.18	12.56
Christopher Alafi(6)	2,470,231	11.86	9.21
Abhijeet Lele(7)	1,991,358	9.54	7.41
Gregory R. Johnson(8)	1,448,111	6.98	5.41
David J. Parker(9)	1,312,690	6.34	4.91
John C. Aplin(10)	769,336	3.72	2.88
Randall D. Ledford(11)	747,914	3.61	2.80
Bevil J. Hogg(12)	557,811	2.67	2.07
Ralph G. Dacey, Jr.	49,999	*	*
William M. Kelley(13)	34,895	*	*
William C. Mills III(14)	21,527	*	*
Michael P. Kaminski(15)	85,357	*	*
Douglas M. Bruce(16)	134,114	*	*
Melissa Walker(17)	57,579	*	*
Nicola J.H. Young(18)	118,922	*	*
All directors and executive officers as a group (16 persons)	13,172,876	59.91	47.07

*	Indicates ownership of less than 1%.

(1)	Includes 781,050 shares (including 748,695 shares issuable upon the conversion of preferred stock) held by Sanderling Venture Partners II, L.P., 301,615 shares (including 289,496 shares issuable upon the conversion of preferred stock) held by Sanderling Management Limited, Custodian FBO The Investors of Sanderling Ventures Limited, 523,782 shares issuable upon conversion of preferred stock and 9,480 shares issuable under warrants held by Sanderling IV Biomedical Co-Investment Fund, L.P., 224,167 shares issuable upon conversion of preferred stock held by Sanderling Venture Partners IV Co-Investment Fund, L.P., 586,103 shares issuable upon conversion of preferred stock and 84,997 shares issuable under warrants held by Sanderling Venture Partners V Co-Investment Fund, L.P., 85,279 shares issuable upon the conversion of preferred stock and 24,702 shares issuable under warrants held by Sanderling V Beteiligungs GmbH & Co. KG., 95,850 shares issuable upon the conversion of preferred stock and 22,602 shares issuable under warrants held by Sanderling V Limited Partnership, 355,333 shares issuable upon the conversion of preferred stock and 37,705 shares issuable under warrants held by Sanderling V Biomedical Co-Investment Fund, L.P., 23,762 shares issuable upon the conversion of preferred stock and 3,138 shares issuable under warrants held by Sanderling Ventures Management V; 89,151 shares (including 85,569 shares issuable upon the conversion of preferred stock) held by Sanderling Management Limited, Custodian FBO Middleton-McNeil, L.P.; and 480 shares issuable under warrants held by Sanderling II Limited Partnership (collectively, “Sanderling”).

Middleton-McNeil Associates, L.P. is the general partner of Sanderling Venture Partners II, L.P. and has voting and dispositive authority over the shares owned by Sanderling Venture Partners II, L.P. Middleton-McNeil Associates, L.P. is managed by its general partners, Fred A. Middleton, one of our directors, and Robert G. McNeil. Middleton-McNeil, L.P. is the general partner of Sanderling Ventures Limited, L.P. and Sanderling II Limited Partnership and has voting and dispositive authority over the shares owned by such entities. Middleton-McNeil, L.P. is managed by its general partners, Fred A. Middleton, one of our directors, and Robert G. McNeil. Sanderling Management Limited, Custodian FBO the Investors of Sanderling Ventures Limited, and Sanderling Management Limited, Custodian FBO Middleton-McNeil, L.P., are managed by a board of directors comprised of Marc Dumont and Keith High. Middleton-McNeil

Associates IV, LLC is the general partner of Sanderling IV Biomedical Co-Investment Fund, L.P. and has voting and dispositive authority over the shares owned by Sanderling IV Biomedical Co-Investment Fund, L.P. Middleton-McNeil Associates IV, LLC is managed by its members, Fred A. Middleton, one of our directors, and Robert G. McNeil. Middleton-McNeil Associates IV, L.P. is the general partner of Sanderling Venture Partners IV Co-Investment Fund, L.P. and has voting and dispositive power over the shares owned by Sanderling Venture Partners IV Co-Investment Fund, L.P. Middleton-McNeil Associates IV, L.P. is managed by its general partners, Fred A. Middleton, one of our directors, and Robert G. McNeil. Middleton, McNeil & Mills Associates V, LLC is the Investment General Partner of Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG and the General Partner of Sanderling V Biomedical Co-Investment Fund, L.P. and Sanderling Venture Partners V Co-Investment Fund, L.P. and has voting and dispositive authority over the shares owned by such entities. Middleton, McNeil & Mills Associates V, LLC is managed by its managing directors, Fred A. Middleton, one of our directors, and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger. Sanderling Ventures Management V is managed by Fred A. Middleton, one of our directors, and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger, the individuals who have invested under the dba Sanderling Ventures Management V, which individuals have voting and dispositive power over the shares owned by Sanderling Ventures Management V.

(2)	Includes 2,159,984 shares issuable upon the conversion of preferred stock and 141,511 shares issuable under warrants held by Alafi Capital Company LLC (“Alafi Capital”). Christopher Alafi, one of our directors, and Moshe Alafi are the managing partners of Alafi Capital and have full voting and investment power with respect to the shares owned by Alafi Capital.

(3)	Includes 571,880 shares issuable upon the conversion of preferred stock and 42,001 shares issuable under warrants held by EGS Private Healthcare Partnership, L.P., 81,696 shares issuable upon the conversion of preferred stock and 6,000 shares issuable under warrants held by EGS Private Healthcare Counterpart, L.P., 847,075 shares issuable upon the conversion of preferred stock and 130,212 shares issuable under warrants held by EGS Private Healthcare Partnership II L.P., 127,464 shares issuable upon the conversion of preferred stock and 20,535 shares issuable under warrants held by EGS Private Healthcare Investors II, L.P., 133,592 shares issuable upon the conversion of preferred stock and 19,593 shares issuable under warrants held by EGS Private Healthcare Canadian Partners, L.P. and 9,804 shares issuable upon the conversion of preferred stock and 1,506 shares issuable under warrants held by EGS Private Healthcare President’s Fund, L.P. (collectively, “EGS”). EGS Private Healthcare Investors, L.L.C. is the general partner of EGS Private Healthcare Partnership II L.P., EGS Private Healthcare Investors II, L.P., EGS Private Healthcare Canadian Partners, L.P. and EGS Private Healthcare President’s Fund, L.P. and has voting and dispositive power over the shares owned by such entities. EGS Private Healthcare Investors, L.L.C. is managed by a board of managers comprised of Abhijeet Lele, one of our directors, and Fred Greenberg and Terry Vance. EGS Private Healthcare Associates, LLC is the general partner of EGS Private Healthcare Partnership, L.P. and EGS Private Healthcare Counterpart, L.P. and has voting and dispositive power over the shares owned by such entities. EGS Private Healthcare Associates, LLC is managed by a board of managers comprised of Abhijeet Lele, one of our directors, and Fred Greenberg.

(4)	Includes 1,244,116 shares (including 1,223,019 shares issuable upon the conversion of preferred stock) and 42,323 shares issuable under warrants held by Ampersand 1999 Limited Partnership and 25,389 shares (including 24,959 shares issuable upon the conversion of preferred stock) and 862 shares issuable under warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, “Ampersand”). AMP-99 Management Company Limited Liability Company is the owner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. Richard A. Charpie is the Principal Managing Member of

AMP-99 Management Company Limited Liability Company and has sole voting power over the shares owned by the Ampersand entities. Dr. Charpie disclaims beneficial ownership of the shares owned by the Ampersand entities except to the extent of his pecuniary interest therein. David J. Parker, one of our directors, and Peter D. Parker, Charles D. Yie and Stuart A. Auerbach are the Managing Members of AMP-99 Management Company Limited Liability Company and share investment power with respect to the shares owned by the Ampersand entities. Investment decisions by AMP-99 Management Company Limited Liability Company require a majority vote of the Managing Members. Therefore, the Managing Members do not have beneficial ownership of the shares owned by the Ampersand entities, except to the extent of their beneficial ownership interests therein.

(5)	Includes 3,249,175 shares (including 3,018,036 shares issuable upon conversion of preferred stock) and 183,103 shares issuable under warrants held by Sanderling and 54,996 shares (including 52,787 shares issuable upon the conversion of preferred stock) held by Middleton-McNeil L.P. Mr. Middleton disclaims beneficial ownership of the shares and warrants held by Sanderling and Middleton-McNeil L.P. except to the extent of his proportionate ownership interest therein.

(6)	Includes 2,159,984 shares issuable upon the conversion of preferred stock and 141,511 shares issuable under warrants held by Alafi Capital Company, LLC (“Alafi Capital”). Dr. Alafi is a general partner of Alafi Capital and disclaims beneficial ownership of the shares and warrants held by Alafi Capital except to the extent of his proportionate partnership interest therein.

(7)	Includes 1,771,511 shares issuable upon the conversion of preferred stock and 219,847 shares issuable under warrants held by EGS. Mr. Lele is a general partner of EGS and member of the board of managers of EGS Private Healthcare Investments, L.L.C. and EGS Private Healthcare Associates, L.L.C., which control the EGS entities, and disclaims beneficial ownership of such shares and warrants held by the EGS entities except to the extent of his proportionate ownership interest therein.

(8)	Includes 531,502 shares (including 524,558 shares issuable upon the conversion of preferred stock) held by Gateway Venture Partners III, L.P., 185,185 shares issuable upon the conversion of preferred stock held by BOME Investors, Inc., 128,008 shares issuable upon the conversion of preferred stock held by BOME Investors II, L.L.C., 192,012 shares issuable upon the conversion of preferred stock and 28,801 shares issuable under warrants held by BOME Investors III, L.L.C., 211,213 shares issuable upon the conversion of preferred stock and 31,681 shares issuable under warrants held by Prolog Capital A, L.P. and 108,806 shares issuable upon the conversion of preferred stock and 16,320 shares issuable under warrants held by Prolog Capital B, L.P. Dr. Johnson is a Principal of each of such entities and disclaims beneficial ownership of the shares and warrants held by such entities except to the extent of his proportionate partnership interest therein. Also includes options to purchase 14,583 shares of common stock.

(9)	Includes 1,269,505 shares (including 1,247,978 shares issuable upon the conversion of preferred stock) and 43,185 shares issuable under warrants held by Ampersand. Mr. Parker is a Managing Member of AMP-99 Management Company Limited Liability Company, the owner of Ampersand, and disclaims beneficial ownership of the shares and warrants held by Ampersand except to the extent of his proportionate ownership interest therein.

(10)	Includes 669,551 shares (including 662,607 shares issuable upon the conversion of preferred stock) and 16,057 shares issuable under warrants held by CID Equity Capital V, L.P. and 59,675 shares issuable upon the conversion of preferred stock and 9,470 shares issuable under warrants held by CID Equity Capital VIII, L.P. (collectively, “CID”). Dr. Aplin is a general partner of CID and disclaims beneficial ownership of the shares and warrants held by CID except to the extent of his proportionate ownership interest therein. Also includes options to purchase 14,583 shares of common stock.

(11)	Includes 693,623 shares (including 686,679 shares issuable upon the conversion of preferred stock) and 39,708 shares issuable under warrants held by Emersub XXXVIII, Inc., an affiliate of Emerson Electric Co. Dr. Ledford is an officer of Emerson Electric Co. and disclaims beneficial ownership of the shares and warrants held by Emersub XXXVIII, Inc. Also includes options to purchase 14,583 shares of common stock.

(12)	Includes options to purchase 257,811 shares of common stock, 89,699 shares of which, when received upon exercise, would be subject to repurchase by us. Our right to repurchase lapses ratably on a monthly basis, with the repurchase right terminating in full on the fourth anniversary of the date of the grant.

(13)	Includes options to purchase 34,895 shares of common stock.

(14)	Consists of options to purchase 21,527 shares of common stock. Prior to August 1, 2004, Mr. Mills was an officer of Advent International Corporation and a partner of various entities associated with Advent International. Shares owned by entities owned or managed by Advent International include 861,941 shares issuable upon the conversion of preferred stock and 43,096 shares issuable under warrants held by Advent Health Care and Life Sciences II Limited Partnership, 67,012 shares issuable upon the conversion of preferred stock and 3,350 shares issuable under warrants held by Advent Health Care and Life Sciences II Beteiligung GmbH & Co. KG, 19,200 shares issuable upon the conversion of preferred stock and 958 shares issuable under warrants held by Advent Partners HLS II Limited Partnership and 11,903 shares issuable upon the conversion of preferred stock and 594 shares issuable under warrants held by Advent Partners Limited Partnership (collectively, “Advent”). Mr. Mills resigned from Advent International effective July 31, 2004. Accordingly Mr. Mills no longer has voting or dispositive power with respect to any of the securities held by Advent, and he disclaims beneficial ownership of such securities. Mr. Mills continues to hold an ownership interest in the Advent entities. Advent has the right to require Mr. Mills to exercise the options listed in the table and pay the net proceeds thereof to Advent. In August 2004, Mr. Mills became a managing member of a new management company being formed by EGS Healthcare Capital Partners III. Mr. Mills does not have voting or dispositive power over any of the securities of Stereotaxis owned by EGS.

(15)	Includes options to purchase 85,357 shares of common stock.

(16)	Includes 83,333 shares received upon exercise of stock options, 17,361 shares of which are subject to repurchase by us. Also includes options to purchase 50,781 shares of common stock, 20,254 shares of which, when received upon exercise, are subject to repurchase by us. Our right to repurchase both the shares already received and any shares received upon exercise of the stock option lapses ratably on a monthly basis, with the repurchase right terminating in full on the fourth anniversary of the date of the grant.

(17)	Includes options to purchase 57,579 shares of common stock, 13,165 shares of which, when received upon exercise, would be subject to repurchase by us. Our right to repurchase lapses ratably on a monthly basis, with the repurchase right terminating in full on the fourth anniversary of the date of the grant.

(18)	Includes options to purchase 21,700 shares of common stock, 2,893 shares of which, when received upon exercise, would be subject to repurchase by us.

DESCRIPTION OF CAPITAL STOCK

       The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

       Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, par value $.001 per share, to be divided into two classes to be designated, respectively, “common stock” and “preferred stock”. Of such shares authorized, 100,000,000 shares shall be designated as common stock, and 10,000,000 shares shall be designated as preferred stock.

Common Stock

       As of June 30, 2004, there were 20,662,695 shares of common stock outstanding that were held of record by approximately 197 stockholders, assuming conversion of all shares of preferred stock outstanding as of June 30, 2004 into 18,843,317 shares of common stock, including an aggregate of 388,933 shares of additional common stock issuable as a result of anti-dilution provisions relating to our Series E-2 preferred stock at an assumed initial public offering price of $9.00 per share, and assuming the conversion of the principal and accrued interest as of June 30, 2004 on an outstanding $2.0 convertible note into 239,073 shares of common stock. There will be 25,662,695 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of common stock offered in this offering. Alternatively, assuming an initial public offering price of $8.00 per share, the lower end of our price range, our convertible preferred stock would convert into 19,278,396 shares of common stock, including an aggregate of 824,012 shares issuable as a result of anti-dilution provisions relating to our common stock, and the Siemens note would convert into 271,389 shares of common stock.

       The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See “Dividend Policy”. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

       Upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Stereotaxis. We have no present plan to issue any shares of preferred stock.

Treasury Stock

       As of June 30, 2004, we had 18,431 shares of treasury stock purchased at a weighted average price of $0.97 per share.

Warrants

       As of June 30, 2004, there were warrants outstanding to purchase 1,163,808 shares of common stock at a weighted average exercise price of $8.50 per share, and warrants to purchase 105,560 shares of our Series D-1 preferred stock at an exercise price of $2.17 per share. The preferred stock warrants will be exercisable for 29,322 shares of our common stock at an exercise price of $7.81 per share following the completion of the offering.

       The common stock warrants were issued in connection with our Series D-1, D-2 and E-2 preferred stock financings. Each of the warrant agreements provides that if the warrants have not been exercised as of the date of any “Senior Preferred Qualified IPO”, then the warrantholder will be deemed to have made an election to effect a cashless exercise as of that date for all shares issuable under the warrant agreements. Under the cashless exercise, in lieu of paying the exercise price in cash, the warrantholder will surrender the warrant for the number of shares of common stock determined by multiplying the number of shares to which the warrantholder would otherwise be entitled by a fraction, with a numerator equal to the difference between the then current “fair market value” per share of common stock and the then current exercise price and with a denominator equal to the then current fair market value per share of our common stock. A “Senior Preferred Qualified IPO” means a firm commitment underwritten initial public offering by us pursuant to an effective registration statement under the Securities Act at a public offering price per share of not less than $15.63 (subject to adjustment in specified instances) with aggregate gross proceeds to us of over $20 million, prior to deduction of underwriters’ commissions and expenses. In the event of such a deemed exercise, the “fair market value” will be equal to the net per share proceeds to us in a Senior Preferred Qualified IPO, after deduction of underwriting commissions and discounts. Unless we state otherwise, the information in this prospectus does not give effect to any deemed cashless exercise.

       The preferred stock warrants were issued to Silicon Valley Bank in January, March and September of 2002 in connection with various credit facilities we entered into with them. Silicon Valley Bank will be afforded registration rights for shares of common stock issuable upon exercise of the warrants under the terms of our existing investor rights agreement, the terms of which are described below under “— Registration Rights”.

Options

       As of June 30, 2004, additional options to purchase a total of 327,721 shares of our common stock may be granted under our 2002 Stock Incentive Plan and our 2002 Non-Employee Directors’ Stock Plan. As of June 30, 2004, there are outstanding options to purchase a total of 758,099 shares of our common stock under the 1994 Stock Option Plan, 1,194,405 shares under our 2002 Stock Incentive Plan and 211,109 shares under our 2002 Non-Employee Directors Plan. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing, after the offering, of a registration statement relating to the options, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

Registration Rights

       After the closing of this offering, the holders of approximately 20,485,734 shares of our common stock, including shares issuable upon conversion of outstanding shares of our preferred stock and upon conversion or exercise of outstanding warrants and a conversion of a convertible note, at an assumed offering price of $9.00 per share in this offering, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 20% of these securities have the right to require us, on not more than one occasion, to file a registration statement under the Securities Act in order to register shares of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register all or a portion of their shares on Form S-3, subject to certain conditions and limitations.

       We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with registration.

       Registration of shares of common stock upon the exercise of registration rights at any time six months after the closing of this offering would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

Interested Stockholder Transactions

       We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

       Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

       In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

       In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon closing of this offering, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting

       Our amended and restated certificate of incorporation will expressly deny stockholders the right to cumulative voting in the election of directors.

Classified Board of Directors

       Our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year, which has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing only the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. The certificate of incorporation also provides that directors may be removed by stockholders only for cause. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Stockholder Action; Special Meeting of Stockholders

       Our amended and restated certificate of incorporation and bylaws will eliminate the ability of stockholders to act by written consent. They will also provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our directors. Further, our amended and restated certificate of incorporation will provide that the stockholders may amend bylaws adopted by the board of directors or specified provisions of the certificate of incorporation by the affirmative vote of at least 66 2/3% of our capital stock.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

       Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or between January 26, 2005 and February 25, 2005 in the case of the

2005 annual meeting. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

       Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Stereotaxis by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

       The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will impose supermajority vote requirements of 66 2/3% of the voting power of our capital stock in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

Nasdaq National Market Listing

       We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “STXS”.

Transfer Agent And Registrar

       The transfer agent and registrar for our common stock will be The Bank of New York. Its address is 101 Barclay Street, Floor 11E, New York, NY 10286, and its telephone number is (212) 815-3644.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

       Upon completion of this offering and based on shares outstanding as of June 30, 2004, we will have an aggregate of 25,664,857 shares of common stock outstanding. Of these shares, all the 5,000,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by us or our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares of Stereotaxis not registered by this registration statement and shares of Stereotaxis acquired by us or our “affiliates” after this offering constitute “restricted securities” within the meaning of Rule 144 and may not be offered or sold in the open market after the offering, except subject to the applicable requirements of Rule 144 or Rule 701 under the Securities Act, which are described below, or another available exemption from registration under the Securities Act.

       The remaining 20,664,857 shares sold by us in reliance on exemptions from the registration requirements of the Securities Act, are “restricted securities” within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

•	beginning 90 days after the effective date, 626,141 shares will become eligible for sale subject to the provisions of Rules 144 and 701 unless earlier sales are permitted under Rule 144(k), described below; and

•	beginning 180 days after the date of this prospectus, 20,038,716 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders.

       After the offering, the holders of 20,485,734 shares of our common stock, including shares issuable upon conversion of outstanding shares of our preferred stock and upon conversion or exercise of outstanding warrants and conversion of a convertible note, will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

       Our directors, officers and substantially all of our stockholders, option holders and warrant holders have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of our underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Goldman, Sachs & Co. on behalf of our underwriters. Based on shares outstanding as of June 30, 2004, taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 5,000,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning 90 days after the effective date, 626,141 shares will become eligible for sale subject to the provisions of Rules 144 and 701 unless earlier sales are permitted under Rule 144(k), described below; and

•	beginning 180 days after the date of this prospectus, approximately 20,038,716 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below.

       We anticipate that all participants in the directed share program described under “Underwriting” will also agree to restrictions on their ability to sell their common stock, except with our prior written consent and other limited exceptions.

       In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 256,649 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

       Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without complying with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after the date of completion of this offering, subject, however, to the lock-up agreements. See “Underwriting”.

       No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock following this offering. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. See “Risk Factors — Risks Related To Our Common Stock — Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock”.

       Within 90 days following the effectiveness of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register shares of common stock subject to outstanding options or reserved for issuance under our 1994 Stock Option Plan, our 2002 Stock Incentive Plan, our 2002 Non-Employee Directors’ Stock Plan and our 2004 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to any applicable lock-up agreements. Such registration statements will become effective immediately upon filing.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

       This is a summary of certain material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, or the Code, as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the registration statement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold our common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, or persons that have a functional currency other than the U.S. dollar. This summary does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This summary does not consider the effect of any applicable state, local, foreign or other tax laws.

       When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes is:

•	a nonresident alien individual (other than certain former citizens and residents of the U.S. subject to tax as expatriates);

•	a foreign corporation or other entity taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust.

       We urge you to consult your tax advisor about the U.S. federal tax consequences of purchasing, holding, and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Taxation of Dividends and Dispositions

       Dividends on Common Stock. In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock”.

       Generally, dividends paid to a non-U.S. holder will be subject to the U.S. withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the U.S. generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the U.S. of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under the Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

       Dispositions of Common Stock. Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the U.S. and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for federal income tax purposes and, assuming that the common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

       We believe we are not currently, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

       Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them.

Federal Estate Tax

       Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

       Information Reporting. The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting, if the broker or payor does not have actual knowledge or reason to know that the payee is a U.S. person and:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the U.S. by a foreign office of a broker, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

       In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

       Backup Withholding. Backup withholding is only required on payments that are subject to the information reporting requirements, discussed above, and if other requirements are satisfied. Even if the payment of proceeds from the sale of common stock is subject to the information reporting requirements, the payment of sale proceeds from a sale outside the U.S. will not be subject to backup withholding unless the payor has actual knowledge the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. As withholding is generally required on dividends paid to non-U.S. holders, as discussed above, backup withholding is not also imposed. Thus, backup withholding may be required on payments subject to information reporting, and not otherwise subject to withholding.

       Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

       The U.S. federal income tax and estate tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the purchase, ownership and disposition of the common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

UNDERWRITING

       Stereotaxis and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the sole book-running manager of this offering.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
A.G. Edwards & Sons, Inc.

Total	5,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Stereotaxis to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Stereotaxis. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by Stereotaxis

	No exercise	Full exercise

Per share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

       Stereotaxis and each of its directors, officers and substantially all of its stockholders, option holders and warrant holders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of its common stock or securities convertible into or exchangeable for shares of its common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. Stereotaxis currently anticipates that it will undertake a directed share program, pursuant to which Stereotaxis will direct the underwriters to reserve a maximum of 325,000 shares of its common stock for sale at the initial offering price to directors, officers, employees and friends. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Shares purchased in this program by persons who have otherwise entered into lock-up agreements with the underwriters, as described above, generally may not be sold for 180 days after the date of this prospectus.

       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Stereotaxis and Goldman, Sachs & Co. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       An application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “STXS”.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Stereotaxis in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares from Stereotaxis in the offering or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the closing date, will not offer or sell any shares to person in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Stereotaxis; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered, or sold, or be made the subject of any invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

       Stereotaxis estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.75 million.

       Stereotaxis has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       As of June 30, 2004, an affiliate of A.G. Edwards & Sons, Inc. owned 1,376,276 shares of the company’s preferred stock, which will convert into 392,745 shares of the company’s common stock upon the closing of this offering, including shares issuable as a result of anti-dilution provisions relating to our Series E-2 preferred stock, and warrants to purchase 29,501 shares of the company’s common stock which may, under certain circumstances, be automatically exercised upon the closing of this offering if not previously exercised at exercise prices ranging from $7.81 to $10.55 per share. The shares of common stock received by the affiliate of A.G. Edwards upon conversion of the preferred stock and warrants are subject to a 180-day lock-up, in accordance with NASD Conduct Rule 2710(g). During the lock-up period, A.G. Edwards will not offer, sell, contract to sell, hedge, or otherwise dispose of, directly or indirectly, the common stock that is subject to the lock-up. Any transfer of such common stock will be made in compliance with NASD Conduct Rule 2710(g)(2)(ii). Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform various financial advisory and investment banking services for Stereotaxis, for which they received or will receive customary fees and expenses.

VALIDITY OF SECURITIES

       The validity of the common stock offered hereby will be passed upon for us by Bryan Cave LLP, St. Louis, Missouri, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. James L. Nouss, Jr., a partner of our legal counsel Bryan Cave LLP, is one of three managers of a private investment fund that owns shares of our Series C preferred stock convertible into 68,349 shares of our common stock, has an ownership interest in two other private investment funds that own shares of our Series B and C preferred stock convertible into 64,881 and 99,963 shares of our common stock, respectively, and is also our corporate secretary.

EXPERTS

       Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

       In May 2002, our board of directors dismissed Arthur Andersen LLP and engaged Ernst & Young LLP as our principal accountants. The reports of Arthur Andersen LLP on the fiscal 2001 financial statements of Stereotaxis (not included herein) did not contain any adverse opinion or disclaimer of opinion, nor were they disqualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between us and Arthur Andersen LLP during fiscal year 2001 or during fiscal 2002 preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have cause them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under item 304(a)(1)(v) of Regulation S-K occurred within our two more recent fiscal years and the first six months of fiscal 2004. During fiscal 2001 and during fiscal 2002 preceding Arthur Andersen LLP replacement, we did not consult with Ernst & Young LLP regarding any of the matters or events set forth in item 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are apart of the registration statement for a copy of the contract or document.

       You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).

       As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

STEREOTAXIS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Stereotaxis, Inc.

       We have audited the accompanying balance sheets of Stereotaxis, Inc. (the Company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stereotaxis, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

St. Louis, Missouri
March 26, 2004, except for Note 17
     as to which the date is July 15, 2004

STEREOTAXIS, INC.

BALANCE SHEETS

	December 31

	2002	2003	June 30 2004

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,834,123	$21,356,247	$21,220,777
Short-term investments	—	5,124,365	4,977,174
Accounts receivable, net of allowance of $1,650, $116,725 and $236,584 in 2002, 2003, and June 30, 2004, respectively	436,146	559,721	3,333,658
Current portion of long-term receivables	—	155,331	149,515
Inventories	2,360,607	4,430,228	4,224,025
Prepaid expenses and other current assets	470,277	876,264	2,661,855

Total current assets	32,101,153	32,502,156	36,567,004
Property and equipment, net	699,582	2,309,467	2,178,219
Intangible assets	—	1,944,444	1,877,778
Long-term receivables	—	465,993	299,030
Other assets	120,137	101,359	134,981

Total assets	$32,920,872	$37,323,419	$41,057,012

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of long-term debt	$904,311	$2,289,314	$1,385,203
Accounts payable	1,505,361	1,697,497	2,557,369
Accrued liabilities	2,556,332	4,936,233	4,834,254
Deferred contract revenue	1,652,000	814,393	2,008,110

Total current liabilities	6,618,004	9,737,437	10,784,936
Long-term debt, less current maturities	2,281,321	2,243,768	4,646,292
Other liabilities	14,901	75,786	180,089
Stockholders’ equity:
Convertible preferred stock, issued in series, par value $0.001; 65,000,000 shares authorized at December 31, 2002 and 2003 and 70,000,000 shares authorized at June 30, 2004 (unaudited); 51,635,017, 61,055,286 and 66,436,116 shares issued and outstanding at December 31, 2002 and 2003, and June 30, 2004 (unaudited), respectively; liquidation preference of $111,283,107, $146,819,436, and $168,972,105 at December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively	51,635	61,055	66,436
Common stock, par value of $0.001; 80,000,000 shares authorized at December 31, 2002 and 2003 and 95,000,000 shares authorized at June 30, 2004 (unaudited); 1,389,923, 1,515,150, and 1,598,736 shares issued at December 31, 2002 and 2003, and June 30, 2004 (unaudited), respectively; 1,385,930, 1,496,834, and 1,580,305 shares outstanding at December 31, 2002 and 2003, and June 30, 2004 (unaudited), respectively	1,390	1,515	1,599
Additional paid-in capital	88,448,394	113,921,587	130,043,230
Deferred compensation	(674,344)	(835,801)	(551,016)
Treasury stock, 3,993, 18,316, and 18,431 shares at December 31, 2002 and 2003, and June 30, 2004 (unaudited), respectively	(2,156)	(17,750)	(17,840)
Notes receivable from sale of stock	(439,345)	(448,413)	(311,606)
Accumulated deficit	(63,378,928)	(87,415,765)	(103,631,855)
Accumulated other comprehensive loss	—	—	(153,253)

Total stockholders’ equity	24,006,646	25,266,428	25,445,695

Total liabilities and stockholders’ equity	$32,920,872	$37,323,419	$41,057,012

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF OPERATIONS

				Six Months Ended
	Year Ended December 31			June 30

	2001	2002	2003	2003	2004

				(Unaudited)
Systems revenue	$—	$—	$3,808,036	$1,262,031	$6,147,352
Disposables, service and accessories revenue	—	18,900	480,941	141,109	835,473
Other revenue	—	—	725,900	725,900	—

	—	18,900	5,014,877	2,129,040	6,982,825
Costs of revenue	—	39,760	4,051,313	1,583,504	4,977,431

	—	(20,860)	963,564	545,536	2,005,394
Operating expenses:
Research and development	13,831,016	14,325,389	13,541,398	5,422,036	9,614,709
Sales and marketing	926,859	2,230,565	5,986,518	2,382,355	5,426,795
General and administrative	2,575,800	4,461,625	4,893,830	2,213,179	2,974,176
Stock-based compensation	622,299	483,638	492,168	246,610	254,541

Total operating expenses	17,955,974	21,501,217	24,913,914	10,264,180	18,270,221

Operating loss	(17,955,974)	(21,522,077)	(23,950,350)	(9,718,644)	(16,264,827)
Interest income	950,776	434,470	375,361	177,840	271,205
Interest expense	—	(371,051)	(461,848)	(211,158)	(222,468)

Net loss	$(17,005,198)	$(21,458,658)	$(24,036,837)	$(9,751,962)	$(16,216,090)

Net loss per common share:
Basic and diluted	$(23.01)	$(19.21)	$(18.37)	$(7.76)	$(10.82)

Shares used in computing net loss per common share:
Basic and diluted	739,088	1,117,301	1,308,805	1,256,490	1,498,313

Analysis of stock-based compensation:
Research and development	$528,115	$416,626	$345,064	$174,402	215,520
General and administrative	69,763	67,012	134,312	67,156	35,156
Sales and marketing	24,421	—	12,792	5,052	3,865

Total stock-based compensation	$622,299	$483,638	$492,168	$246,610	$254,541

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

		Convertible
		Preferred Stock		Common Stock		Additional
	Comprehensive					Paid-In
	Income (Loss)	Shares	Amount	Shares	Amount	Capital

Balance at December 31, 2000	$—	33,436,255	$33,436	835,949	$836	$48,375,505
Issuance of Series D-1 convertible preferred stock at $2.17 per share, net of issuance costs of $1,431,201	—	10,052,020	10,052	—	—	17,604,834
Exercise of stock options	—	—	—	415,435	416	411,198
Repurchase of common stock	—	—	—	—	—	—
Issuance of common stock	—	—	—	10,416	10	49,491
Interest receivable from sale of stock	—	—	—	—	—	—
Deferred compensation	—	—	—	—	—	1,606,606
Stock-based compensation	—	—	—	—	—	—
Payments of notes receivable from sale of stock	—	—	—	—	—	—
Issuance of warrants to purchase common stock	—	—	—	—	—	2,789,413
Net loss	(17,005,198)	—	—	—	—	—
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—

Comprehensive loss	(17,005,198)	—	—	—	—	—

Balance at December 31, 2001		43,488,275	43,488	1,261,800	1,262	70,837,047

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Notes		Accumulated
			Receivable		Other	Total
	Deferred	Treasury	From Sale	Accumulated	Comprehensive	Stockholders’
	Compensation	Stock	of Stock	Deficit	Income (Loss)	Equity

Balance at December 31, 2000	$(75,201)	$—	$(163,748)	$(24,915,072)	$—	$23,255,756
Issuance of Series D-1 convertible preferred stock at $2.17 per share, net of issuance costs of $1,431,201	—	—	—	—	—	17,614,886
Exercise of stock options	—	—	(258,640)	—	—	152,974
Repurchase of common stock	—	(2,156)	—	—	—	(2,156)
Issuance of common stock	—	—	—	—	—	49,501
Interest receivable from sale of stock	—	—	(12,284)	—	—	(12,284)
Deferred compensation	(1,606,606)	—	—	—	—	—
Stock-based compensation	622,299	—	—	—	—	622,299
Payments of notes receivable from sale of stock	—	—	11,500	—	—	11,500
Issuance of warrants to purchase common stock	—	—	—	—	—	2,789,413
Net loss	—	—	—	(17,005,198)	—	(17,005,198)
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—

Balance at December 31, 2001	(1,059,508)	(2,156)	(423,172)	(41,920,270)	—	27,476,691

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

		Convertible
		Preferred Stock		Common Stock		Additional
	Comprehensive					Paid-In
	Income (Loss)	Shares	Amount	Shares	Amount	Capital

Issuance of Series D-2 convertible preferred stock at $2.17 per share, net of issuance costs of $287,262	—	7,940,951	7,941	—	—	15,352,459
Exercise of stock warrants	—	205,791	206	—	—	289,365
Exercise of stock options	—	—	—	128,123	128	94,210
Interest receivable from sale of stock	—	—	—	—	—	—
Deferred compensation	—	—	—	—	—	98,474
Stock-based compensation	—	—	—	—	—	—
Payments of notes receivable from sale of stock	—	—	—	—	—	—
Issuance of warrants to purchase common stock	—	—	—	—	—	1,584,202
Issuance of warrants to purchase convertible preferred stock in connection with long-term debt	—	—	—	—	—	192,637
Net loss	(21,458,658)	—	—	—	—	—
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—

Comprehensive loss	(21,458,658)	—	—	—	—	—

Balance at December 31, 2002		51,635,017	51,635	1,389,923	1,390	88,448,394

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Notes		Accumulated
			Receivable		Other	Total
	Deferred	Treasury	From Sale	Accumulated	Comprehensive	Stockholders’
	Compensation	Stock	of Stock	Deficit	Income (Loss)	Equity

Issuance of Series D-2 convertible preferred stock at $2.17 per share, net of issuance costs of $287,262	—	—	—	—	—	15,360,400
Exercise of stock warrants	—	—	—	—	—	289,571
Exercise of stock options	—	—	—	—	—	94,338
Interest receivable from sale of stock	—	—	(28,758)	—	—	(28,758)
Deferred compensation	(98,474)	—	—	—	—	—
Stock-based compensation	483,638	—	—	—	—	483,638
Payments of notes receivable from sale of stock	—	—	12,585	—	—	12,585
Issuance of warrants to purchase common stock	—	—	—	—	—	1,584,202
Issuance of warrants to purchase convertible preferred stock in connection with long-term debt	—	—	—	—	—	192,637
Net loss	—	—	—	(21,458,658)	—	(21,458,658)
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—

Balance at December 31, 2002	(674,344)	(2,156)	(439,345)	(63,378,928)	—	24,006,646

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

		Convertible
		Preferred Stock		Common Stock		Additional
	Comprehensive					Paid-In
	Income (Loss)	Shares	Amount	Shares	Amount	Capital

Issuance of Series D-2 convertible preferred stock at $2.17 per share, net of issuance costs of $17,953	—	2,764,978	2,765	—	—	5,454,716
Issuance of Series E convertible preferred stock at $2.93 per share, net of issuance costs of $605,106	—	3,412,970	3,413	—	—	9,391,481
Issuance of Series E-1 convertible preferred stock at $2.93 per share, net of issuance costs of $403,931	—	3,242,321	3,242	—	—	9,092,827
Exercise of stock options	—	—	—	125,227	125	328,933
Repurchase of common stock	—	—	—	—	—	—
Interest received on sale of stock	—	—	—	—	—	—
Deferred compensation	—	—	—	—	—	653,625
Stock-based compensation	—	—	—	—	—	—
Payments of notes receivable from sale of stock	—	—	—	—	—	—
Issuance of warrants to purchase common stock	—	—	—	—	—	551,611
Net loss	(24,036,837)	—	—	—	—	—
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—

Comprehensive loss	(24,036,837)	—	—	—	—	—

Balance at December 31, 2003		61,055,286	61,055	1,515,150	1,515	113,922,587

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Notes		Accumulated
			Receivable		Other	Total
	Deferred	Treasury	From Sale	Accumulated	Comprehensive	Stockholders’
	Compensation	Stock	of Stock	Deficit	Income (Loss)	Equity

Issuance of Series D-2 convertible preferred stock at $2.17 per share, net of issuance costs of $17,953	—	—	—	—	—	5,457,481
Issuance of Series E convertible preferred stock at $2.93 per share, net of issuance costs of $605,106	—	—	—	—	—	9,394,894
Issuance of Series E-1 convertible preferred stock at $2.93 per share, net of issuance costs of $403,931	—	—	—	—	—	9,096,069
Exercise of stock options	—	—	—	—	—	329,058
Repurchase of common stock	—	(15,594)	—	—	—	(15,594)
Interest received on sale of stock	—	—	(21,653)	—	—	(21,653)
Deferred compensation	(653,625)	—	—	—	—	—
Stock-based compensation	492,168	—	—	—	—	492,168
Payments of notes receivable from sale of stock	—	—	12,585	—	—	12,585
Issuance of warrants to purchase common stock	—	—	—	—	—	551,611
Net loss	—		—	(24,036,837)	—	(24,036,837)
Other comprehensive income (loss):
Unrealized loss on short term investments	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—

Balance at December 31, 2003	(835,801)	(17,750)	(448,413)	(87,415,765)	—	25,266,428

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

		Convertible
		Preferred Stock		Common Stock		Additional
	Comprehensive					Paid-In
	Income (Loss)	Shares	Amount	Shares	Amount	Capital

Issuance of Series E-2 convertible preferred stock at $2.93 per share, net of issuance costs of $85,523 (unaudited)	—	5,380,830	5,381	—	—	14,087,572
Exercise of stock options (unaudited)	—	—	—	83,586	84	258,451
Repurchase of common stock (unaudited)	—	—	—	—	—	—
Interest received on sale of stock (unaudited)	—	—	—	—	—	—
Deferred compensation (unaudited)	—	—	—	—	—	172,127
Stock-based compensation (unaudited)	—	—	—	—	—	—
Payments of notes receivable from sale of stock (unaudited)	—	—	—	—	—	—
Issuance of warrants to purchase common stock (unaudited)	—	—	—	—	—	1,603,493
Net loss (unaudited)	(16,216,090)	—	—	—	—	—
Other comprehensive income (loss):
Unrealized loss on short term investments (unaudited)	(153,253)	—	—	—	—	—

Comprehensive loss (unaudited)	$(16,369,343)	—	—	—	—	—

Balance at June 30, 2004 (unaudited)		66,436,116	$66,436	1,598,736	$1,599	$130,043,230

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Notes		Accumulated
			Receivable		Other	Total
	Deferred	Treasury	From Sale	Accumulated	Comprehensive	Stockholders’
	Compensation	Stock	of Stock	Deficit	Income (Loss)	Equity

Issuance of Series E-2 convertible preferred stock at $2.93 per share, net of issuance costs of $85,523 (unaudited)	—	—	—	—	—	14,092,953
Exercise of stock options (unaudited)	—	—	—	—	—	258,535
Repurchase of common stock (unaudited)	—	(90)	—	—	—	(90)
Interest received on sale of stock (unaudited)	—	—	16,847	—	—	16,847
Deferred compensation (unaudited)	(172,127)	—	—	—	—	—
Stock-based compensation (unaudited)	456,912	—	—	—	—	456,912
Payments of notes receivable from sale of stock (unaudited)	—	—	119,960	—	—	119,960
Issuance of warrants to purchase common stock (unaudited)	—	—	—	—	—	1,603,493
Net loss (unaudited)	—		—	(16,216,090)		(16,216,090)
Other comprehensive income (loss):
Unrealized loss on short term investments (unaudited)	—	—	—	—	(153,253)	(153,253)
Comprehensive loss (unaudited)	—	—	—	—	—	—

Balance at June 30, 2004 (unaudited)	$(551,016)	$(17,840)	$(311,606)	$ (103,631,855)	$(153,253)	$25,445,695

See accompanying notes.

STEREOTAXIS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31			Six Months Ended June 30

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from operating activities
Net loss	$(17,005,198)	$(21,458,658)	$(24,036,837)	$(9,751,962)	$(16,216,090)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	253,441	406,766	447,786	235,555	385,679
Amortization	—	—	55,556	—	66,666
Stock-based compensation	622,299	483,638	492,168	246,610	254,541
Noncash research and development services	49,501	—	—	—	—
Interest received on sale of stock	(12,284)	(28,758)	(21,653)	(7,267)	16,847
Loss on asset disposal	—	—	—	—	18,100
Changes in operating assets and liabilities:
Accounts receivable	(355,596)	(80,550)	(123,575)	(478,823)	(2,773,937)
Notes receivable	—	—	(621,324)	—	172,779
Inventories	—	(2,360,607)	(2,069,621)	(1,551,361)	206,203
Prepaid expenses and other current assets	(47,888)	(368,106)	(405,987)	(562,037)	(1,583,220)
Other assets	(27,088)	(77,337)	18,778	17,370	(33,622)
Accounts payable	260,797	169,638	192,136	325,301	859,872
Accrued liabilities	1,551,274	468,440	2,379,901	140,595	(101,979)
Deferred revenue	547,600	826,000	(837,607)	(733,083)	1,193,717
Other	1,912	(9,401)	60,885	(3,267)	104,303

Net cash used in operating activities	(14,161,230)	(22,028,935)	(24,469,394)	(12,122,369)	(17,430,141)
Cash flows from investing activities
Purchase of equipment	(665,436)	(308,512)	(2,057,671)	(910,771)	(272,531)
Sale (purchase) of short-term investments, net	17,905,006	1,788,105	(5,124,365)	—	(6,062)

Net cash (used in) provided by investing activities	17,239,570	1,479,593	(7,182,036)	(910,771)	(278,593)
Cash flows from financing activities
Proceeds from long-term debt	—	3,874,627	1,829,690	366,769	2,000,000
Payments under long-term debt	—	(688,995)	(2,482,240)	(736,665)	(501,587)
Proceeds from issuance of stock and warrants, net of issuance costs	20,557,273	17,521,148	24,829,113	15,456,674	15,954,981
Purchase of treasury stock	(2,156)	—	(15,594)	—	(90)
Payments received on notes receivable from sale of common stock	11,500	12,585	12,585	11,500	119,960

Net cash provided by financing activities	20,566,617	20,719,365	24,173,554	15,098,278	17,573,264

Net increase (decrease) in cash and cash equivalents	23,644,957	170,023	(7,477,876)	2,065,138	(135,470)
Cash and cash equivalents at beginning of period	5,019,143	28,664,100	28,834,123	28,834,123	21,356,247

Cash and cash equivalents at end of period	$28,664,100	$28,834,123	$21,356,247	$30,899,261	$21,220,777

Supplemental disclosures of cash flow information:
Interest paid	$—	$371,051	$394,287	$211,158	$114,615

Noncash acquisition of purchased technology upon issuance of convertible note payable	$—	$—	$2,000,000	$—	$—

See accompanying notes.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

1.	Description of Business

       Stereotaxis, Inc. (the Company) designs, manufactures, and markets an advanced cardiology instrument control system for the interventional treatment of coronary artery disease and arrhythmias. The Company also markets and sells various disposable interventional devices, including catheters, guidewires and stent delivery devices, for use in conjunction with its system. By 2003, the Company had received U.S. and European regulatory approval for the core components of its system.

       Prior to 2003, the Company’s principal activities involved obtaining capital, business development, performing research and development activities, and funding prototype development. As such, the Company was classified as a development-stage company from its inception on June 13, 1990 through December 31, 2002. During 2003, the Company emerged from the development-stage and began to generate revenue from the commercial launch of its systems.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

       The accompanying balance sheet as of June 30, 2004, the statements of operations and of cash flows for the six months ended June 30, 2003 and 2004, and the statement of stockholders’ equity for the six months ended June 30, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended June 30, 2003 and 2004. The financial data and other information disclosed in these notes to consolidated financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any future year.

Cash and Cash Equivalents

       The Company considers all short-term deposits purchased with original maturities of three months or less to be cash equivalents. The Company places its cash with high-credit-quality financial institutions and invests primarily in money market accounts.

Short-Term Investments

       In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company’s investment securities are classified as available-for-sale and are carried at market value, which approximates cost. Realized gains or losses, calculated based on the specific identification method, were not material for the years ended December 31, 2001, 2002, and 2003.

Accounts Receivable and Allowance for Uncollectible Accounts

       Accounts receivable primarily include amounts due from hospitals and medical centers for acquisition of magnetic systems and associated disposable device sales. Credit is granted on a limited basis, with most balances due within 30 days of billing. The provision for bad debts is based

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

upon management’s assessment of historical and expected net collections considering business and economic conditions and other collection indicators.

Financial Instruments

       Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt. The carrying value of such amounts reported at the applicable balance sheet dates approximates fair value.

Inventory

       The Company values its inventory at the lower of cost, as determined using the first-in, first-out (FIFO) method, or market. The Company periodically reviews its physical inventory for obsolete items and provides a reserve upon identification of potential obsolete items. Inventory consists of:

	December 31
			June 30
	2002	2003	2004

			(Unaudited)
Raw materials	$694,928	$975,052	$1,717,375
Work in process	821,363	487,344	469,495
Finished goods	928,896	3,073,584	2,164,137
Reserve for obsolescence	(84,580)	(105,752)	(126,982)

	$2,360,607	$4,430,228	$4,224,025

Property and Equipment

       Property and equipment consist primarily of laboratory, office, and computer equipment and leasehold improvements and are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives or life of lease, ranging from two to seven years. Depreciation expense for the years ended December 31, 2001, 2002, and 2003, is $253,441, $406,766, and $447,786, respectively, and for the six months ended June 30, 2003 and 2004 is $235,555 and $385,679, respectively.

Long-Lived Assets

       If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

Intangible Assets

       Intangible assets consist of purchased technology arising out of a collaboration with a strategic investor valued at the cost of acquisition on the acquisition date and amortized over its estimated useful life of 15 years. Accumulated amortization at December 31, 2003 and June 30, 2004 is $55,556 and $122,222, respectively. Amortization expense in 2003 is $55,556 and for the six months ended June 30, 2004, is $66,666, as determined under the straight-line method. The estimated future amortization of intangible assets is $133,333 annually through June 2019.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and loss during the reporting period. Actual results could differ from those estimates.

Revenue and Costs of Revenue

       The Company recognizes systems revenue from system sales made directly to end users upon installation, provided there are no uncertainties regarding acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection of the related receivable is reasonably ensured. When installation is required for revenue recognition, the determination of acceptance is made by the Company’s employees based on the system’s availability for clinical use. Revenue from system sales made to distributors is recognized upon delivery since these arrangements do not include an installation element or right of return privileges. If uncertainties exist regarding collectibility, the Company recognizes revenue when those uncertainties are resolved. Amounts collected prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Co-placement fees from strategic partners for the Company’s collaboration in certain sales and marketing efforts will be recognized as revenue when earned under the terms of the respective agreements. Revenue from services, whether sold individually or as a separable unit of accounting in a multi-element arrangement, is deferred and amortized over the service period, which is typically one year. Revenue from services is derived primarily from the sale of annual product maintenance plans. The Company recognizes revenue from disposable device sales or accessories upon shipment, and an appropriate reserve for returns is established. Other revenue represents a system sale for which the cost of production was charged to research and development costs in 2001 and 2002.

       Costs of revenue include direct product costs, installation labor, estimated warranty costs, and training and product maintenance costs. The Company also includes in costs of revenue any expected loss related to executed contracts in the period in which the loss becomes known. In the years ended December 31, 2002 and 2003, the Company incurred $33,580 and $278,320, respectively, and in the six month periods ended June 30, 2003 and 2004, incurred $2,663 and $103,494, respectively, for costs in excess of contractual revenues, primarily on certain system sales.

Research and Development Costs

       Internal research and development costs, including clinical and regulatory costs incurred prior to receiving Food and Drug Administration approval, are expensed in the period incurred. Directed research performed by hospitals at the Company’s request are expensed in the period such services are provided. Amounts paid for directed research were $3,025, $100,041, and $128,424 in 2001, 2002, and 2003, respectively, and $33,317 and $168,604 for the six months ended June 30, 2003 and 2004, respectively. Amounts receivable from strategic partners under research reimbursement agreements are recorded as a contra-research and development expense in the period reimbursable costs are incurred. Advance receipts or other unearned reimbursements are included in accrued liabilities on the accompanying balance sheet until earned.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

Stock-Based Compensation

       As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock-based employee compensation. Under APB No. 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant and the number of options is not variable, no compensation expense is recognized. Options are variable if the options are forfeitable when performance milestones described in the option agreements may not occur. When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock (intrinsic value) at the date of grant or for variable options through the vesting or forfeiture date, the Company records deferred compensation for the intrinsic value and amortizes the amount to expense over the service period on a straight-line basis. Deferred compensation for variable options granted to employees and directors is periodically remeasured through the vesting or forfeiture date.

       Stock options issued to nonemployees, including individuals for scientific advisory services, are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services, and recognized over the service period. Deferred compensation for options granted to nonemployees is periodically remeasured through the vesting or forfeiture date.

       The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31			Six Months Ended June 30

	2001	2002	2003	2003	2004

				(Unaudited)
Net loss, as reported	$(17,005,198)	$(21,458,658)	$(24,036,837)	$(9,751,962)	$(16,216,090)
Add total stock-based compensation cost included in net loss	622,299	483,638	492,168	246,610	254,541
Deduct total stock-based compensation expense under fair value method	(695,733)	(1,104,659)	(1,793,447)	(884,131)	(1,335,785)

Pro forma net loss	$(17,078,632)	$(22,079,679)	$(25,338,116)	$(10,389,483)	$(17,297,334)

Net loss per share, basic and diluted, as reported	$(23.01)	$(19.21)	$(18.37)	$(7.76)	$(10.82)
Net loss per share, basic and diluted, pro forma	$(23.11)	$(19.76)	$(19.36)	$(8.27)	$(11.54)

       The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004: dividend yield of 0%, expected volatility of 120%, risk-free interest rates ranging from 1.09% to 5.28%, and an expected life of ten years. The weighted average fair value of the options at grant date was $1.62, $4.75, and $5.94 for 2001, 2002, and 2003, and $5.94 and $6.77 for the six months ended June 30, 2003 and 2004, respectively.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

Future pro forma results of operations may be materially different from amounts reported, as future years will include the effects of additional stock option grants.

       Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable measure of the fair value of employee stock options.

Net Loss per Share

       Basic loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing the loss for the period by the weighted average number of common and common equivalent shares outstanding during the period.

       The Company has excluded all preferred stock, outstanding options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented.

Income Taxes

       In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred income tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred income tax assets unless, based upon available evidence, it is more likely than not the deferred income tax assets will be realized.

Patent Costs

       Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Comprehensive Income (Loss)

       Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments by stockholders, and includes the Company’s unrealized losses on marketable securities of $153,253 during the six months ended June 30, 2004.

Reclassifications

       Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation.

3.	Short-Term Investments

       Short-term investments consist of $5,035,269 of corporate debt securities and $89,096 of related accrued interest at December 31, 2003, and $4,882,016 and $95,158, respectively, at June 30, 2004.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

4.	Property and Equipment

       Property and equipment consist of the following:

	December 31
			June 30
	2002	2003	2004

			(Unaudited)
Equipment	$1,336,377	$1,806,186	$2,676,269
Equipment held for lease	—	1,533,094	689,900
Leasehold improvements	254,445	309,213	367,445

	1,590,822	3,648,493	3,733,614
Less accumulated depreciation	891,240	1,339,026	1,555,395

	$699,582	$2,309,467	$2,178,219

       Equipment held for lease consists of medical devices provided to customers under prepaid operating lease arrangements, whereby the Company is the lessor. Amounts prepaid under the five-year operating leases are included in deferred revenue until earned over the term of the lease.

5.	Related-Party Transactions

       For the years ended December 31, 2001, 2002, and 2003, the Company incurred expenses of $125,298, $85,332, and $20,330, respectively, and for the six-month periods ended June 30, 2003 and 2004 the Company incurred expenses of $6,343, and $4,680, respectively, to affiliates of one of its significant investors for reimbursement of various consulting services performed on behalf of the Company and for reimbursement of out-of-pocket expenses.

       For the years ended December 31, 2001, 2002, and 2003, the Company made payments of $48,000, $70,000, and $25,000, respectively, and for the six month periods ended June 30, 2003 and 2004 the Company incurred expenses of $15,000 and $10,000, respectively, to certain members of the Board of Directors as compensation for consulting services to the Company unrelated to their services as directors.

       In the normal course of business, the Company has entered into an agreement with Biosense Webster, Inc., a subsidiary of Johnson & Johnson and a strategic investor, under which the Company jointly develops integrated systems and certain disposable interventional devices. Amounts paid to this investor under this agreement totaled $972,190 in 2003, and $972,190 and $2,238,738 during the six months ended June 30, 2003 and 2004, respectively. In addition, the Company is entitled to receive royalty payments from the strategic investor based on a profit formula pertaining to sales of certain disposable devices. The Company has not received any royalty payments to date under this agreement. In the event that the Company elects to terminate this agreement in certain specified change of control situations, the strategic investor would be entitled to a termination payment of 5% of the total equity value of the Company in the change of control transaction up to a maximum of $10 million.

       In the normal course of business, the Company has made system sales to certain other investors or their affiliated medical institutions. These sales totaled $633,333 in 2003 and $1,662,917 during the six months ended June 30, 2004. Costs of these sales totaled $400,178 in 2003 and $1,217,193 during the six months ended June 30, 2004.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

6.	Accrued Liabilities

       Accrued liabilities consist of the following:

	December 31
			June 30
	2002	2003	2004

			(Unaudited)
Accrued salaries, bonus, and benefits	$1,202,013	$1,570,063	$1,485,927
Accrued legal	266,513	696,772	989,303
Accrued research and development	568,564	727,143	988,370
Accrued other professional fees	279,572	271,760	409,002
Other	239,670	1,670,495	961,652

	$2,556,332	$4,936,233	$4,834,254

7.	Long-Term Debt

       Long-term debt consists of the following:

	December 31
			June 30
	2002	2003	2004

			(Unaudited)
Revolving credit agreement, due April 2006	$998,240	$1,250,000	$1,250,000
Term note, due December 2004	1,328,316	711,469	368,420
Term note, due September 2005	859,076	571,613	413,075
Term note, due June 2007	—	—	2,000,000
Pay-in-kind note, due August 2006	—	2,000,000	2,000,000

	3,185,632	4,533,082	6,031,495
Less current maturities	904,311	2,289,314	1,385,203

	$2,281,321	$2,243,768	$4,646,292

       In January 2002, the Company entered into a term note with its primary lender for $2,000,000 (January 2002 term note). In conjunction with the January 2002 term note, the Company issued its primary lender warrants to purchase 50,692 shares of Company’s Series D-1 preferred stock at a price equal to the price per share of $2.17. The total proceeds under the January 2002 term note of $2,000,000 were allocated between the term note and the warrants based on an estimate of each security’s fair value at the date of issuance. Under the January 2002 term note, the Company is required to make equal payments of principal and interest, at 10%, through December 2004.

       The warrants expire after five years and can be exercised at any time. The fair value assigned to the warrants of $92,793 was reflected in additional paid-in capital on the balance sheet and is included in debt issuance costs, which are being amortized to interest expense over the life of the January 2002 term note. Fair value was determined utilizing the Black-Scholes valuation method, assuming a volatility of 120%, a risk-free interest rate of 3% and an expected life of five years.

       In March 2002, the Company entered into a revolving line of credit agreement (Revolving Credit Agreement) with a maximum borrowing capacity of $2,000,000, limited to the value of qualifying receivable and inventory balances, with its primary lender. In conjunction with the Revolving Credit

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

Agreement, the Company issued its primary lender warrants to purchase 36,868 shares of the Company’s Series D-1 preferred stock at a price per share of $2.17. The Revolving Credit Agreement was amended in July 2003 to increase the maximum borrowing capacity to $3,000,000 and in April 2004 to increase the borrowing capacity to $8,000,000. Borrowings under the Revolving Credit Agreement are subject to monthly interest at the lender’s prime rate plus 1.25%, subject to a minimum interest rate of 5.25%, and are due in full in April 2006. Of the undrawn $6,750,000, the remaining available borrowing capacity at June 30, 2004 is $2,819,000 based on qualifying collateral balances.

       The warrants issued in conjunction with the Revolving Credit Agreement expire after five years and can be exercised at any time. The fair value assigned to the warrants of $67,264 is reflected in additional paid-in capital on the balance sheet and is included in debt issuance costs, which are being amortized to interest expense over the 12-month life of the Revolving Credit Agreement. Fair value was determined utilizing the Black-Scholes valuation method, assuming a volatility of 120%, a risk-free interest rate of 3% and an expected life of five years.

       In October 2002, the Company entered into a term note with its primary lender for $1,000,000 (October 2002 term note). In conjunction with the October 2002 term note, the Company issued its primary lender warrants to purchase 18,000 shares of the Company’s Series D-1 preferred stock at a price equal to the price per share of $2.17. The total proceeds under the October 2002 term note of $1,000,000 were allocated between the term note and the warrants based on an estimate of each security’s fair value at the date of issuance. Under the October 2002 term note, the Company is required to make equal payments of principal and interest, at 10%, through September 2005.

       The warrants expire after five years and can be exercised at any time. The fair value assigned to the warrants of $32,580 was reflected in additional paid-in capital on the balance sheet and is included in debt issuance costs, which are being amortized to interest expense over the life of the October 2002 term note. Fair value was determined utilizing the Black-Scholes valuation method, assuming a volatility of 120%, a risk-free interest rate of 3% and an expected life of five years.

       In April 2004, the Company entered into a term note with its primary lender for $2,000,000, which was drawn down in June 2004 (April 2004 term note). The Company is required to make equal payments of principal and interest, at 7%, through June 2007.

       The January 2002 term note, Revolving Credit Agreement, October 2002 term note and April 2004 term note (collectively, the Credit Agreements) are secured by substantially all of the Company’s assets. The Credit Agreements also include certain operating performance covenants and require the Company to maintain minimum liquidity levels. The Company is also required under the Credit Agreements to maintain its primary operating account and the majority of its cash and investment balances in accounts with the primary lender.

       In August 2003, the Company issued a $2,000,000 cumulative convertible pay-in-kind 8%, three-year note to a strategic partner pursuant to an agreement between the parties to transfer certain purchased technology to the Company, which is treated as a noncash activity in the accompanying statement of cash flows. The balance of the note, including accrued and unpaid interest, automatically converts into shares of common stock immediately prior to the closing of a public offering pursuant to a registration statement filed under the Securities Act with aggregate gross proceeds in excess of $20,000,000, at a conversion price equal to the gross per share proceeds to such offering, prior to deduction of underwriting commissions and discounts. As of December 31, 2003, $67,561 of interest was accrued.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       Contractual principal maturities of long-term debt at December 31, 2003 are as follows:

2004	$2,289,314
2005	243,768
2006	2,000,000

$4,533,082

8.	Lease Obligations

       The Company leases its facilities under operating leases. For the years ended December 31, 2001, 2002, and 2003, rent expense was $389,424, $569,079, and $660,901, respectively, and for the six month periods ended June 30, 2003 and 2004, rent expense was $328,393 and $415,918, respectively.

       The future minimum lease payments under noncancelable leases as of December 31, 2003 are as follows:

Operating
Year	Leases

2004	$596,910
2005	111,856
2006	110,838
2007	34,656
2008	34,656

Total minimum lease payments	$888,916

9.	Stockholders’ Equity

Common Stock

       The Board of Directors is comprised of the chief executive officer and nine other members elected by the holders of common and preferred stock.

       The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors subject to the prior rights of holders of all classes of stock having priority rights as dividends. No dividends have been declared or paid as of June 30, 2004.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       The Company has reserved shares of common stock for the conversion of preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plan as follows:

	December 31
			June 30
	2002	2003	2004

			(Unaudited)
Convertible preferred stock	14,343,060	16,959,801	18,454,384
Warrants	779,022	894,204	1,193,130
Stock option plan	1,593,329	1,975,265	2,491,334

	16,715,411	19,829,270	22,138,848

       The Company has outstanding shares of common stock that are subject to the Company’s right to repurchase at the original issuance price upon the occurrence of certain events as defined in the agreements related to the sale of such stock. As of December 31, 2002 and 2003, and June 30, 2004 shares subject to repurchase were 168,250, 55,497, and 22,975, respectively.

Convertible Preferred Stock

       As of June 30, 2004, convertible preferred stock outstanding is as follows:

		Price per	Number of	Liquidation
Date Issued	Series	Share	Shares	Value

				(Unaudited)
December 1990	A	$0.50	400,000	$471,667
April 1993	A	0.45	2,222,222	2,245,222
September 1994	A	1.00	50,000	78,125
December 1994	B	0.72	4,139,117	5,756,821
April 1995	B	0.72	520,833	687,934
November 1996-February 1997	B	0.72	2,352,949	2,943,147
June-December 1998	C	1.50	11,999,987	28,637,469
April 2000	D	2.17	11,751,147	36,124,984
November-December 2001	D-1	2.17	10,052,020	27,447,878
October 2002	C	1.50	205,791	361,420
December 2002	D-2	2.17	7,940,950	19,888,443
January 2003	D-2	2.17	2,764,979	6,850,003
June 2003	E	2.93	3,412,970	11,041,667
December 2003	E-1	2.93	3,242,321	10,014,583
January-February 2004	E-2	2.93	5,380,830	16,422,742

			66,436,116	$168,972,105

       Preferred stockholders are entitled to cumulative dividends at the rate of $0.05, $0.07, $0.15, $0.217, $0.217, $0.217, $0.293, $0.293, and $0.293 per share per annum on each outstanding share of Series A, B, C, D, D-1, D-2, E, E-1, and E-2 preferred stock as adjusted for stock splits and recapitalizations, if declared by the Board of Directors, payable in preference to common stock dividends. No dividends have been declared or paid by the Company.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       Preferred shares’ liquidation value equals the original purchase price plus amounts equal to all dividends in arrears. Cumulative dividends in arrears totaled $32,171,521 at December 31, 2003 and $38,558,358 at June 30, 2004; however, as mentioned above, no dividends have been declared. After payment has been made to the preferred stockholders, holders of common stock shall receive the remaining assets. Such assets shall be distributed ratably among such holders in proportion to the shares of stock held by them.

       Each share of preferred stock votes equally with shares of common stock on an “if-converted” basis at any stockholders’ meeting and may act by written consent in the same manner as the common stock. Certain holders of the Series D, D-1, D-2, E, E-1, and E-2 preferred stock have the right of first refusal with respect to participation in additional equity financings the Company undertakes, subject to certain exceptions.

       Each share of preferred stock is convertible at any time at the option of the holder into common stock on a one-for-3.6 basis. Conversion of the preferred stock is automatic upon the closing of an initial public offering (IPO) under certain conditions.

Notes Receivable

       At December 31, 2002 and 2003, and June 30, 2004, an officer of the Company, consultants, members of the Board of Directors, and employees have outstanding promissory notes including accrued and unpaid interest totaling $439,345, $448,413, and $311,606, respectively, related to the sale of common stock to such individuals. The notes are full-recourse and are also secured by the underlying stock. These notes bear interest at a range from 4.5% to 8.0% per annum and are due from 2004 through 2006. These notes receivable are reflected on the balance sheets as a component of stockholders’ equity.

Stock Option Plans

       In 2002, the Board of Directors adopted a stock incentive plan (the 2002 Stock Incentive Plan) and a nonemployee directors’ stock plan (2002 Director Plan). In 1994, the Board of Directors adopted the 1994 Stock Option Plan. At December 31, 2003, and June 30, 2004, the Board of Directors has reserved a total of 1,975,265 and 2,491,334, respectively, shares of the Company’s common stock to provide for current and future grants under the 2002 Stock Incentive Plan and the 2002 Director Plan and for all current grants under the 1994 Stock Option Plan. In 2002, the Board of Directors adopted a provision providing for an annual increase in the number of shares reserved for stock options of the lessor of 3.25% of outstanding common shares or 833,333 shares on January 1 of each year through January 1, 2007.

       The 2002 Stock Incentive Plan allows for the grant of incentive stock options and non-qualified stock options to employees, Board members, and consultants. Options granted under the 2002 Stock Incentive Plan expire no later than ten years from the date of grant. The exercise price of each incentive stock option shall not be less than 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of each non-qualified option shall not be less than 85% of the fair value of the stock subject to the option on the date the option is granted. The vesting provisions of individual options may vary, but incentive stock options generally vest 25% on the first anniversary of each grant and  1/48 per month over the next three years. Non-qualified stock options generally vest ratably over a period of two to four years.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       The 2002 Director Plan allows for the grant of non-qualified stock options to the Company’s nonemployee directors. Options granted under the 2002 Director Plan expire no later than ten years from the date of grant. The exercise price of options under the 2002 Director Plan shall not be less than 100% of the fair value of the stock subject to the option on the date the option is granted. The options generally vest 100% on the first anniversary of each grant.

       The 1994 Stock Option Plan allows for the grant of incentive stock options and non-qualified stock options to employees, Board members, and consultants to the Company. Options granted under the 1994 Stock Option Plan expire no later than ten years from the date of grant. The exercise price of each incentive stock option shall be not less than 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of each non-qualified option shall be not less than 85% of the fair value of the stock subject to the option on the date the option is granted. The vesting provisions of individual options may vary but in each case will provide for vesting of at least 20% of the total number of shares subject to the option per year (which in certain cases is based on the individual meeting agreed-upon milestones). Options granted may be exercised prior to vesting, in which case the related shares would be subject to repurchase by the Company at original purchase price until vested. In February 2002, the Compensation Committee of the Board of Directors resolved to remove any performance or milestone related provisions of certain stock option arrangements. The intrinsic value of these options related to the unvested portion of these options is being amortized to compensation expense over the remaining vesting period. In addition, in February 2002, the Board accelerated vesting on certain stock options granted to certain advisors to the Company and to nonemployee Board members.

       As of December 31, 2001, 2002, and 2003, 142,942, 168,518, and 496,548 outstanding options were vested under all stock plans, respectively, and as of June 30, 2004, 748,298 outstanding options were vested, respectively.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       A summary of the options outstanding is as follows:

			Weighted
	Number of	Range of	Average Price
	Shares	Exercise Price	per Share

Outstanding, December 31, 2000	739,872	$0.14-$1.08	$0.72
Granted	536,389	$1.08-$1.62	$1.58
Repurchased	3,993	$0.54	$0.54
Exercised	(415,435)	$0.25-$1.62	$1.00
Forfeited	(118,600)	$0.25-$1.62	$1.01

Outstanding, December 31, 2001	746,219	$0.14-$1.62	$1.14
Granted	775,694	$4.75-$5.94	$4.96
Exercised	(128,123)	$0.25-$1.62	$2.39
Forfeited	(103,269)	$0.54-$5.94	$0.72

Outstanding, December 31, 2002	1,290,522	$0.14-$5.94	$3.35
Granted	635,972	$5.94	$5.94
Repurchased	14,323	$1.08-$1.37	$1.09
Exercised	(125,227)	$0.25-$5.94	$2.57
Forfeited	(139,370)	$0.54-$5.94	$4.33

Outstanding, December 31, 2003	1,676,220	$0.25-$5.94	$4.29
Granted (unaudited)	720,000	$5.94-$7.02	$6.75
Repurchased (unaudited)	115	$0.78	$0.78
Exercised (unaudited)	(83,586)	$0.25-$5.94	$3.09
Forfeited (unaudited)	(149,136)	$0.78-$7.02	$6.41

Outstanding, June 30, 2004 (unaudited)	2,163,613	$0.25-$7.02	$5.01

       As of December 31, 2003 and June 30, 2004, the weighted average remaining contractual life of the options outstanding was 8.0 years and 8.3 years, respectively.

Deferred Compensation

       For the years ended December 31, 2001, 2002, and 2003, the Company recorded stock-based compensation expense related primarily to grants of non-qualified options to consultants and other nonemployees of $622,299, $483,638, and $492,168, respectively. For six month periods ended June 30, 2003 and 2004, the Company recorded stock-based compensation expense related primarily to grants of non-qualified options to consultants and other nonemployees of $246,610 and $254,541, respectively. As further described in Note 2, the Company records stock-based compensation expense to non-employees under EITF No. 96-18 based on the fair value of the equity instrument issued as determined using the Black-Scholes valuation method. As of June 30, 2004,

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

deferred compensation of $551,016 is expected to be expensed over the term of the underlying options in future years as follows:

2004	$168,422
2005	290,722
2006	65,625
2007	26,247

Total	$551,016

       Deferred compensation is recorded as a separate component of stockholders’ equity. As of December 31, 2003 and June 30, 2004, $688,851 and $449,669, respectively of deferred compensation is subject to periodic remeasurement.

       In 2003, the Company recognized additional deferred compensation of $360,297 related to modification of an option grant to allow an employee to retain and continue to vest in outstanding options upon change to nonemployee status.

Warrants

       As of June 30, 2004, the Company has issued warrants to purchase 418,819 shares of common stock at $7.81 per share exercisable through December 2006, warrants to purchase 446,063 shares of common stock at $7.81 exercisable through December 2007 and warrants to purchase 298,926 shares of common stock at $10.55 per share exercisable through February 2009. All such warrants were issued in connection with a corresponding issuance of convertible preferred stock and were credited to additional paid-in capital at their fair value with a corresponding reduction to preferred offering proceeds. Additionally, in connection with closing its credit agreements in 2002, the Company has issued to its primary lender warrants to purchase 105,560 shares of its Series D-1 preferred stock at $2.17 per share exercisable through various times in 2007. These warrants were accounted for as described in Note 7. The fair values of all warrants were estimated using the Black-Scholes valuation method. As of June 30, 2004, 1,163,808 warrants are automatically convertible into common shares pursuant to a cashless exercise feature upon the closing of an initial public offering under certain conditions. Additionally, the warrants to purchase shares of D-1 preferred stock automatically convert to common stock warrants on a 1-for-3.6 basis upon the closing of an initial public offering.

10.	Income Taxes

       The provision for income taxes consists of:

	Year Ended December 31

	2001	2002	2003

Deferred:
Federal	$6,167,136	$7,521,820	$8,683,446
State and local	669,545	861,391	879,474

	6,836,681	8,383,211	9,562,920
Valuation allowance	(6,836,681)	(8,383,211)	(9,562,920)

	$—	$—	$—

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

       The provision for income taxes varies from the amount determined by applying the U.S. federal statutory rate to income before income taxes as a result of the following:

	Year Ended
	December 31

	2001	2002	2003

U.S. statutory income tax rate	34.0%	34.0%	34.0%
Increase in taxes, resulting from state income taxes, net of federal tax benefit	3.6%	3.6%	3.6%
Permanent differences between book and tax, research credits, and other	2.6%	1.4%	2.5%
Valuation allowance	(40.2)%	(39.0)%	(40.1)%

Effective income tax rate	0.0%	0.0%	0.0%

       The components of the deferred tax asset are as follows:

	December 31

	2002	2003

Current accruals	$685,283	$1,212,564
Depreciation and amortization	650,515	833,002
Deferred compensation	475,926	540,246
Net operating loss carryovers	22,097,952	30,418,180
Research and development credit carryovers	1,530,871	2,077,280

	25,440,547	35,081,272
Valuation allowance	(25,440,547)	(35,081,272)

	$—	$—

       As of December 31, 2003, the Company has federal net operating loss carryforwards of $80,048,000. The net operating loss carryforwards will expire at various dates beginning in 2005 through 2023, if not utilized. As of December 31, 2003, the Company had federal research and development credit carryforwards of $2,100,000, that will expire at various dates beginning in 2006 through 2023, if not utilized.

11.	Restructuring Charge

       During 2002, the Company decided to discontinue its embolic product line. This resulted in the Company incurring total restructuring expenses, included in research and development, of approximately $267,000, consisting primarily of employee severance costs and cancellation of contract research agreements. The Company utilized this entire accrual in 2003.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

12.	Net Loss per Share

       The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted earnings per share calculations:

				Six Months Ended
	Year Ended December 31			June 30

	2001	2002	2003	2003	2004

				(Unaudited)
Basic and diluted:
Net loss	$(17,005,198)	$(21,458,658)	$(24,036,837)	$(9,751,962)	$(16,216,090)

Weighted average common shares outstanding	931,686	1,326,537	1,424,216	1,402,086	1,539,203
Less weighted average shares subject to repurchase	192,598	209,236	115,411	145,596	40,890

Weighted average shares used in basic and diluted net loss per share	739,088	1,117,301	1,308,805	1,256,490	1,498,313

Net loss per share	$(23.01)	$(19.21)	$(18.37)	$(7.76)	$(10.82)

       The following table sets forth potential shares of common stock that are not included in the diluted net loss per share because to do so would be antidilutive for the periods indicated:

				Six Months Ended
	Year Ended December 31			June 30

	2001	2002	2003	2003	2004

				(Unaudited)
Preferred stock (as if converted)	9,558,107	12,182,050	15,615,216	15,114,158	18,220,873
Options to purchase common stock	746,219	1,290,522	1,676,220	1,543,201	2,163,613
Common stock subject to repurchase	191,303	168,250	55,498	115,675	22,975
Warrants	496,946	779,022	894,204	894,204	1,193,130

	10,992,575	14,419,844	18,241,138	$17,667,238	21,600,591

13.	Employee Benefit Plan

       From 1999 through 2001, the Company offered employees the opportunity to participate in a Simple IRA plan. Participants had the option to defer up to $6,500 of their salary per year on a pretax basis. This plan was discontinued as of December 31, 2001. Beginning in 2002, the Company offered employees the opportunity to participate in a 401(k) plan. The Company matches employee contributions dollar for dollar up to 3% of the employee’s salary during the employee’s period of participation. For the years ended December 31, 2001, 2002, and 2003, the Company expensed

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

$134,853, $222,081, and $264,965, respectively, and for the six months ended June 30, 2003 and 2004, the Company expensed $112,646 and $199,441, respectively, related to the plan.

14.	Commitments and Contingencies

       The Company at times becomes a party to claims in the ordinary course of business. Management believes that the ultimate resolution of pending or threatened proceedings will not have a material effect on the financial position, results of operations, or liquidity of the Company.

15.	Quarterly Data (Unaudited)

       The following tabulations reflect the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

				Diluted
		Gross		Earning Per
	Net Sales	Profit	Net Loss	Share

2003
First quarter	$386,073	$(114,864)	$(4,905,670)	$(3.96)
Second quarter	1,742,967	660,400	(4,846,292)	(3.77)
Third quarter	1,040,932	439,310	(6,194,112)	(4.68)
Fourth quarter	1,844,905	(21,282)	(8,090,763)	(5.83)
2002
First quarter	—	—	(5,300,282)	(5.15)
Second quarter	9,000	6,596	(5,021,419)	(4.57)
Third quarter	4,400	2,134	(4,717,678)	(4.11)
Fourth quarter	5,500	(29,590)	(6,419,279)	(5.41)

16.	Segment Information

       The Company considers reporting segments in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s system and disposable devices are developed and marketed to a broad base of hospitals in the United States and Europe. Management considers all such sales to be part of a single operating segment.

       Geographic revenues are as follows:

	Year Ended			Six Months Ended
	December 31			June 30

	2001	2002	2003	2003	2004

				(Unaudited)
United States	$—	$18,900	$3,577,899	$1,514,102	$4,805,873
International	—	—	$1,436,978	614,938	2,176,952

Total	$—	$18,900	$5,014,877	$2,129,040	$6,982,825

       Approximately $875,900 of revenues were received from a single customer in the six months ended June 30, 2004.

       All of the Company’s long-lived assets are located in the United States.

STEREOTAXIS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of June 30, 2004 and for the six months ended
June 30, 2003 and 2004 is unaudited)

17.	Subsequent Events (Unaudited)

       The Company completed a 1-for-3.6 reverse stock split affecting all of its outstanding shares of common stock in July 2004. Accordingly, all common shares and per-share data for all periods presented have been restated to reflect this event.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,000,000 Shares

Stereotaxis, Inc.
Common Stock

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.
Deutsche Bank Securities
A.G. Edwards

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

       The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Stereotaxis in connection with the sale of the common stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

SEC Registration fee	$14,570.50
NASD filing fee	12,000.00
Nasdaq National Market listing fee	100,000.00
Blue Sky fees and expenses	25,000.00
Printing and engraving expenses	175,000.00
Directors and Officers liability insurance premiums	250,000.00
Legal fees and expenses	750,000.00
Accounting fees and expenses	425,000.00
Transfer agent and registrar fees	20,000.00
Miscellaneous expenses	978,429.50

Total	$2,750,000.00

       We intend to pay all expenses of registration, issuance and distribution.

Item 14.	Indemnification of Officers and Directors

       Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, our directors shall not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our certificate of incorporation provides that we may, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Company, or any predecessor of the Company, or serves or served at any other enterprise as a director, officer or employee at the request of the Company.

       Our amended and restated bylaws provide that the Company shall indemnify our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other law. We are not required to indemnify any director or officer in connection with a proceeding brought by such director or officer unless (i) such indemnification is expressly required by law; (ii) the proceeding was authorized by our board of directors; or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law or any other applicable law. In addition, our bylaws provide that the Company may indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

       We have also entered into separate indemnification agreements with our directors that require us, among other things, to indemnify each of them against certain liabilities that may arise by reason of their status or service with the Company or on behalf of the Company, other than liabilities arising from willful misconduct of a culpable nature. The Company is not required to indemnify under the agreement for (i) actions initiated by the director without the authorization of consent of the board of directors; (ii) actions initiated to enforce the indemnification agreement unless the director is successful; (iii) actions resulting from violations of Section 16 of the Exchange Act in which a final judgment has been rendered against the director; and (iv) actions to enforce any non-compete or non-disclosure provisions of any agreement.

       The indemnification provided for above provides for reimbursement of all losses of the indemnified party including, expenses, judgment, fines and amounts paid in settlement. The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition in certain circumstances.

       The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

       We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

       See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.	Recent Sales of Unregistered Securities

       During the past three years, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended. Unless expressly provided otherwise, amounts have been adjusted to reflect the 1-for-3.6 reverse stock split which will be effective upon completion of this offering.

1. From July 1, 2001 through June 30, 2004, the registrant granted options to purchase 2,448,055 shares of its common stock to employees, consultants and directors pursuant to its stock option plans. Options to purchase an aggregate of 482,613 shares have been canceled without being exercised, options to purchase an aggregate of 685,401 shares have been exercised, options to purchase an aggregate of 18,431 shares have been repurchased.

2. In November and December 2001, the registrant issued and sold to 40 accredited investors 10,052,020 shares of its Series D-1 preferred stock, convertible into 2,792,215 shares of its common stock, for approximately $21.8 million.

3. In November and December 2001, in connection with the sale of the Series D-1 preferred stock, the registrant issued and sold to the same 40 accredited investors in the preceding item warrants to purchase an aggregate of 418,819 shares of its common stock for approximately $23,000. Unless previously exercised, the warrants will be automatically exercised on a cashless basis at an exercise price of $7.81 per share upon completion of this offering.

4. In connection with entering into a credit facility with Silicon Valley Bank, on January 31, 2002 the registrant issued warrants to purchase 50,692 shares of its Series D-1 preferred stock, which will convert into warrants to purchase 14,081 shares of its common stock, to the bank. The warrants are exercisable at any time prior to January 31, 2007 at an exercise price of $2.17 per share (or $7.81 per share following consummation of this offering).

5. In connection with entering into a credit facility with Silicon Valley Bank, on March 19, 2002 the registrant issued warrants to purchase 36,868 shares of its Series D-1 preferred stock, which will convert into warrants to purchase 10,241 shares of its common stock, to the bank. The warrants are exercisable at any time prior to March 20, 2007 at an exercise price of $2.17 per share (or $7.81 per share following consummation of this offering).

6. In connection with entering into a credit facility with Silicon Valley Bank, on September 30, 2002 the registrant issued warrants to purchase 18,000 shares of its Series D-1 preferred stock, which will convert into warrants to purchase 5,000 shares of its common stock, to the bank. The warrants are exercisable at any time prior to September 31, 2007 at an exercise price of $2.17 per share (or $7.81 per share following consummation of this offering).

7. In December 2002 and January 2003, the registrant issued and sold to 34 accredited investors 10,705,929 shares of its Series D-2 preferred stock, convertible into an aggregate of 2,973,856 shares of its common stock, for approximately $23.2 million.

8. In December 2002 and January 2003 in connection with the sale of the Series D-2 preferred stock, the registrant issued and sold to the same 34 accredited investors in the preceding item warrants to purchase an aggregate of 446,063 shares of its common stock for approximately $24,000. Unless previously exercised, the warrants will be automatically exercised on a cashless basis at an exercise price of $7.81 per share upon completion of this offering.

9. In June 2003, the registrant issued and sold to Siemens AG 3,412,970 shares of its Series E preferred stock, convertible into an aggregate of 948,047 shares of its common stock, for approximately $10 million.

10. In August 2003, the registrant issued and sold to Siemens AG a cumulative convertible pay-in-kind note in the aggregate principal amount of $2.0 million which bears interest at 8% per year and is due on August 1, 2006. Upon completion of this offering, the note will automatically convert into the number of shares of the registrant’s common stock that is equal to the outstanding principal and accrued and unpaid interest on the note divided by the public offering price per share in this offering.

11. In December 2003, the registrant issued and sold to Johnson & Johnson Development Corporation 3,242,321 shares of its Series E-1 preferred stock, convertible into an aggregate of 900,644 shares of its common stock, for approximately $9.5 million.

12. In January and February 2004, the registrant issued and sold to 23 accredited investors 5,380,830 shares of its Series E-2 preferred stock, convertible into an aggregate of 1,494,665 shares of its common stock, subject to adjustment in order to prevent dilution, for approximately $15.8 million. If we issue additional shares of common stock for less than $10.55 per share, the conversion price of the Series E-2 preferred stock will be automatically adjusted to match the price at which we sell those shares. Assuming a public offering price of $9.00 per share, the shares of our Series E-2 preferred stock would be convertible into an aggregate of 1,883,598 shares of common stock.

13. In January and February 2004 in connection with the sale of the Series E-2 preferred stock, the registrant issued and sold to the same 23 accredited investors in the preceding item warrants to purchase an aggregate of 298,926 shares of its common stock. Unless previously exercised, the warrants will be automatically exercised on a cashless basis at an exercise price of $10.55 per share upon completion of this offering.

       The sales and issuances of securities described in item 1 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The sales of the securities described in items 2 through 13 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. With respect to the grant of options described in item 1, an exemption from registration was unnecessary in that none of the transactions involved a “sale” of securities as such term is used in Section 2(3) of the Securities Act.

       The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the registrant.

Item 16.	Exhibits and Financial Statements Schedules

       (a) The following is a list of exhibits filed as a part of this Registration Statement:

Exhibit
No.		Description

1	.1**	Form of Underwriting Agreement
3	.1(a)**	Amended and Restated Certificate of Incorporation of the Registrant dated January 27, 2004
3	.1(b)**	Amendment of Amended and Restated Certificate of Incorporation
3	.2**	Bylaws of the Registrant as currently in effect
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3	.4**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4	.1**	Specimen Stock Certificate
4	.2**	Second Amended and Restated Stockholders’ Agreement, dated December 17, 2002 by and among the Registrant and certain stockholders
4	.3**	Fourth Amended and Restated Investor Rights Agreement, dated December 17, 2002 by and among Registrant and certain stockholders
4	.4**	Joinder Agreement to Series D-2 Preferred Stock Purchase Agreement, Fourth Amended and Restated Investor Rights Agreement and Amendment to Second Amended and Restated Stockholders’ Agreement dated January 21, 2003 by and among Registrant and certain stockholders
4	.5**	Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated May 27, 2003 by and among Registrant and certain stockholders
4	.6**	Second Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated December 22, 2003 by and among Registrant and certain stockholders
4	.7**	Third Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated January 28, 2004 by and among Registrant and certain stockholders
4	.8**	Form of Warrant Agreement issued to Series D-1 investors
4	.9**	Warrant Agreement issued to Silicon Valley Bank dated January 31, 2002
4	.10**	Form of Warrant Agreement issued to Series D-2 investors
4	.11**	Form of Warrant Agreement issued to Series E-2 investors
4	.12**	8% Convertible Promissory Note dated August 1, 2003 issued by the Registrant in favor of Siemens AG
4	.13**	Warrant Agreement issued to Silicon Valley Bank dated March 19, 2002
4	.14**	Warrant Agreement issued to Silicon Valley Bank dated September 30, 2002

Exhibit
No.		Description

5	.1**	Opinion of Bryan Cave LLP
10	.1**	1994 Stock Option Plan
10	.2**	2002 Stock Incentive Plan
10	.3**	2004 Employee Stock Purchase Plan
10	.4**	2002 Non-Employee Directors’ Stock Plan
10	.5**	Employment Agreement dated June 23, 1997 between Bevil J. Hogg and the Registrant
10	.6**	Employment Agreement dated April 4, 2001 between Douglas M. Bruce and the Registrant
10	.7**	Employment Agreement dated February 16, 2001 between Melissa Walker and the Registrant
10	.8**	Employment Agreement dated April 17, 2002 between Michael P. Kaminski and the Registrant
10	.9†**	Collaboration Agreement dated June 8, 2001 between the Registrant and Siemens AG, Medical Solutions
10	.10†**	Extended Collaboration Agreement dated May 27, 2003 between the Registrant and Siemens AG, Medical Solutions
10	.11†**	Development and Supply Agreement dated May 7, 2002 between the Registrant and Biosense Webster, Inc.
10	.12†**	Amendment to Development and Supply Agreement dated November 3, 2003 between the Registrant and Biosense Webster, Inc.
10	.13†**	Supply Agreement dated July 1, 2003 between the Registrant and Magnet Sales & Manufacturing Inc.
10	.14**	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10	.15**	Lease, having an effective date of August 15, 2001, between the Registrant and Emerging Technologies Building II, LLC
10	.16†**	Letter Agreement, dated September 12, 2003, between the Registrant and Philips Medizin Systeme G.m.b.H.
10	.17**	Letter Agreement and Employment Agreement dated May 26, 2004 between James M. Stolze and the Registrant
10	.18†**	Software Distribution Agreement dated March 3, 2004 between the Registrant and Siemens Aktiengesellschaft
10	.19†**	Third Party Service Agreement dated August 5, 2002 between the Registrant and Siemens Medical Solutions USA, Inc.
10	.20†**	Research Agreement between the Registrant, Siemens AG and Landesbetrieb Krankenhauser
10	.21**	Loan and Security Agreement dated January 31, 2002 between the Registrant and Silicon Valley Bank
10	.22**	Loan Modification Agreement dated May 14, 2002 between the Registrant and Silicon Valley Bank
10	.23**	Second Loan Modification Agreement dated July 11, 2002 between the Registrant and Silicon Valley Bank
10	.24**	Loan and Security Agreement dated September 30, 2002 between the Registrant and Silicon Valley Bank
10	.25**	Second Loan Modification Agreement dated September 30, 2002 to Equipment Loan and Security Agreement dated January 31, 2002 and Third Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002

Exhibit
No.		Description

10	.26**	Third Loan Modification Agreement dated December 31, 2002 to Equipment Loan and Security Agreement dated January 31, 2002 and Fourth Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002 and First Loan Modification Agreement to Equipment Loan and Security Agreement dated September 30, 2002 between the Registrant and Silicon Valley Bank
10	.27**	Fourth Loan Modification Agreement dated April 2003 to Equipment Loan and Security Agreement dated January 31, 2002 and Fifth Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002 and Second Loan Modification Agreement to Equipment Loan and Security Agreement dated September 30, 2002
10	.28**	Loan and Security Agreement dated April 30, 2004 between the Registrant and Silicon Valley Bank
10	.29†**	Distributor Agreement dated September 17, 2003 between the Registrant and AB Medica
10	.30**	Promissory Note dated November 20, 2001 by Douglas M. Bruce payable to the order of Stereotaxis, Inc.
10	.31**	Retirement and Consulting Agreement between the Registrant and Nicola J.H. Young
10	.32†**	Japanese Market Development Agreement dated May 18, 2004 between the Registrant, Siemens Aktiengesellschaft and Siemens Asahi Medical Technologies Ltd.
23.1		Consent of Ernst & Young LLP
23	.2**	Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)
24	.1**	Powers of Attorney

**	Previously filed

†	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

       (b) Financial Statement Schedule

Stereotaxis, Inc.

Schedule of Accounts Receivable and Inventory Reserves

Six months ended June 30, 2004 and years ended December 31, 2003, 2002 and 2001

		Additions
	Balance at	Charged to			Foreign	Balance at
	Beginning	Costs and	Deductions		Currency	End of
	of Period	Expenses	Describe		Translation	Period

Accounts Receivable Reserves:
Six Months Ended June 30, 2004
Sales Allowances	$(14,975)	$(87,847)	$34,485	(1)	$—	$(64,337)
Bad Debt Reserve	(101,750)	(70,497)	—		—	(172,247)

	$(116,725)	$(158,344)	$34,485		$—	$(236,584)

Year Ended December 31, 2003
Sales Allowances	$—	$(17,607)	$2,632	(1)	$—	$(14,975)
Bad Debt Reserve	(1,650)	(100,100)	—		—	(101,750)

	$(1,650)	$(117,707)	$2,632		$—	$(116,725)

		Additions
	Balance at	Charged to			Foreign	Balance at
	Beginning	Costs and	Deductions		Currency	End of
	of Period	Expenses	Describe		Translation	Period

Year Ended December 31, 2002
Sales Allowances	$—	$—	$—		$—	$—
Bad Debt Reserve	—	(1,650)	—		—	(1,650)

	$—	$(1,650)	$—		$—	$(1,650)

Year Ended December 31, 2001
Sales Allowances	$—	$—	$—		$—	$—
Bad Debt Reserve	—	—	—		—	—

	$—	$—	$—		$—	$—

Inventory Reserves:
Six Months Ended June 30, 2004
Inventory Reserve	$(105,750)	$(25,091)	$3,860	(2)	$—	$(126,981)

Year ended December 31, 2003
Inventory Reserve	$(51,000)	$(123,534)	$68,784	(2)	$—	$(105,750)

Year ended December 31, 2002
Inventory Reserve	$—	$(51,000)	$—		$—	$(51,000)

Year ended December 31, 2001
Inventory Reserve	$—	$—	$—		$—	$—

(1)	Sales allowance and product returns

(2)	Write-off of obsolete inventory and physical inventory adjustments

Item 17.	Undertakings.

       The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this Pre- Effective Amendment No. 8 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, State of Missouri, on the 11th day of August, 2004.

STEREOTAXIS, INC.

By:	/s/ BEVIL J. HOGG

Bevil J. Hogg
President and Chief Executive Officer

       Pursuant to the requirements of the Securities Act, this Pre-Effective Amendment No. 8 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ FRED A. MIDDLETON* Fred A. Middleton	Chairman of the Board of Directors	August 11, 2004

/s/ BEVIL J. HOGG Bevil J. Hogg	President, Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2004

/s/ CHRISTOPHER ALAFI* Christopher Alafi	Director	August 11, 2004

/s/ JOHN C. APLIN* John C. Aplin	Director	August 11, 2004

/s/ RALPH G. DACEY, JR.* Ralph G. Dacey, Jr.	Director	August 11, 2004

/s/ GREGORY R. JOHNSON* Gregory R. Johnson	Director	August 11, 2004

/s/ WILLIAM M. KELLEY* William M. Kelley	Director	August 11, 2004

/s/ RANDALL D. LEDFORD* Randall D. Ledford	Director	August 11, 2004

/s/ ABHIJEET J. LELE* Abhijeet J. Lele	Director	August 11, 2004

/s/ WILLIAM C. MILLS III* William C. Mills III	Director	August 11, 2004

Signatures		Title	Date

/s/ DAVID J. PARKER* David J. Parker		Director	August 11, 2004

/s/ JAMES M. STOLZE James M. Stolze		Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2004

*By:	/s/ BEVIL J. HOGG Bevil J. Hogg Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.		Description

1	.1**	Form of Underwriting Agreement
3	.1(a)**	Amended and Restated Certificate of Incorporation of the Registrant dated January 27, 2004
3	.1(b)**	Amendment to Amended and Restated Certificate of Incorporation
3	.2**	Bylaws of the Registrant as currently in effect
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3	.4**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4	.1**	Specimen Stock Certificate
4	.2**	Second Amended and Restated Stockholders’ Agreement, dated December 17, 2002 by and among the Registrant and certain stockholders
4	.3**	Fourth Amended and Restated Investor Rights Agreement, dated December 17, 2002 by and among Registrant and certain stockholders
4	.4**	Joinder Agreement to Series D-2 Preferred Stock Purchase Agreement, Fourth Amended and Restated Investor Rights Agreement and Amendment to Second Amended and Restated Stockholders’ Agreement dated January 21, 2003 by and among Registrant and certain stockholders
4	.5**	Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated May 27, 2003 by and among Registrant and certain stockholders
4	.6**	Second Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated December 22, 2003 by and among Registrant and certain stockholders
4	.7**	Third Joinder and Amendment to Second Amended and Restated Stockholders’ Agreement and Fourth Amended and Restated Investor Rights Agreement, dated January 28, 2004 by and among Registrant and certain stockholders
4	.8**	Form of Warrant Agreement issued to Series D-1 investors
4	.9**	Warrant Agreement issued to Silicon Valley Bank dated January 31, 2002
4	.10**	Form of Warrant Agreement issued to Series D-2 investors
4	.11**	Form of Warrant Agreement issued to Series E-2 investors
4	.12**	8% Convertible Promissory Note dated August 1, 2003 issued by the Registrant in favor of Siemens AG
4	.13**	Warrant Agreement issued to Silicon Valley Bank dated March 19, 2002
4	.14**	Warrant Agreement issued to Silicon Valley Bank dated September 30, 2002
5	.1**	Opinion of Bryan Cave LLP
10	.1**	1994 Stock Option Plan
10	.2**	2002 Stock Incentive Plan
10	.3**	2004 Employee Stock Purchase Plan
10	.4**	2002 Non-Employee Directors’ Stock Plan
10	.5**	Employment Agreement dated June 23, 1997 between Bevil J. Hogg and the Registrant
10	.6**	Employment Agreement dated April 4, 2001 between Douglas M. Bruce and the Registrant
10	.7**	Employment Agreement dated February 16, 2001 between Melissa Walker and the Registrant
10	.8**	Employment Agreement dated April 17, 2002 between Michael P. Kaminski and the Registrant
10	.9†**	Collaboration Agreement dated June 8, 2001 between the Registrant and Siemens AG, Medical Solutions

Exhibit No.		Description

10	.10†**	Extended Collaboration Agreement dated May 27, 2003 between the Registrant and Siemens AG, Medical Solutions
10	.11†**	Development and Supply Agreement dated May 7, 2002 between the Registrant and Biosense Webster, Inc.
10	.12†**	Amendment to Development and Supply Agreement dated November 3, 2003 between the Registrant and Biosense Webster, Inc.
10	.13†**	Supply Agreement dated July 1, 2003 between the Registrant and Magnet Sales & Manufacturing Inc.
10	.14**	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10	.15**	Lease, having an effective date of August 15, 2001, between the Registrant and Emerging Technologies Building II, LLC
10	.16†**	Letter Agreement, dated September 12, 2003, between the Registrant and Philips Medizin Systeme G.m.b.H.
10	.17**	Letter Agreement and Employment Agreement dated May 26, 2004 between James M. Stolze and the Registrant
10	.18†**	Software Distribution Agreement dated March 3, 2004 between the Registrant and Siemens Aktiengesellschaft
10	.19†**	Third Party Service Agreement dated August 5, 2002 between the Registrant and Siemens Medical Solutions USA, Inc.
10	.20†**	Research Agreement between the Registrant, Siemens AG and Landesbetrieb Krankenhauser
10	.21**	Loan and Security Agreement dated January 31, 2002 between the Registrant and Silicon Valley Bank
10	.22**	Loan Modification Agreement dated May 14, 2002 between the Registrant and Silicon Valley Bank
10	.23**	Second Loan Modification Agreement dated July 11, 2002 between the Registrant and Silicon Valley Bank
10	.24**	Loan and Security Agreement dated September 30, 2002 between the Registrant and Silicon Valley Bank
10	.25**	Second Loan Modification Agreement dated September 30, 2002 to Equipment Loan and Security Agreement dated January 31, 2002 and Third Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002
10	.26**	Third Loan Modification Agreement dated December 31, 2002 to Equipment Loan and Security Agreement dated January 31, 2002 and Fourth Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002 and First Loan Modification Agreement to Equipment Loan and Security Agreement dated September 30, 2002 between the Registrant and Silicon Valley Bank
10	.27**	Fourth Loan Modification Agreement dated April 2003 to Equipment Loan and Security Agreement dated January 31, 2002 and Fifth Loan Modification Agreement to Revolving Loan and Security Agreement dated March 19, 2002 and Second Loan Modification Agreement to Equipment Loan and Security Agreement dated September 30, 2002
10	.28**	Loan and Security Agreement dated April 30, 2004 between the Registrant and Silicon Valley Bank
10	.29†**	Distributor Agreement dated September 17, 2003 between the Registrant and AB Medica
10	.30**	Promissory Note dated November 20, 2001 by Douglas M. Bruce payable to the order of Stereotaxis, Inc.
10	.31**	Retirement and Consulting Agreement between the Registrant and Nicola J.H. Young
10	.32†**	Japanese Market Development Agreement dated May 18, 2004 between the Registrant, Siemens Aktiengesellschaft and Siemens Asahi Technologies Ltd.

Exhibit No.		Description

23.1		Consent of Ernst & Young LLP
23	.2**	Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)
24	.1**	Powers of Attorney

**	Previously filed

†	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.